                                PRELIMINARY COPY

                                PROXY STATEMENT

                        SPECIAL MEETING OF STOCKHOLDERS
                    TO BE HELD ON AUGUST             , 1999

                               UNITED FOODS, INC.

                              TEN PICTSWEET DRIVE
                          BELLS, TENNESSEE 38006-0119

                                 July   , 1999

Dear Stockholders:

     You are cordially invited to attend a Special Meeting of stockholders of United Foods, Inc. to be held in the Corporate Conference Room of United Foods,
Inc., Ten Pictsweet Drive, Bells, Tennessee, on August   , 1999, at 9:00 a.m.
local time.


     This proxy statement is being furnished to the holders of outstanding shares of Class A Common Stock and Class B Common Stock of United Foods, Inc., in connection with the solicitation of proxies by the Board of Directors of United Foods, Inc. for use at the Special Meeting of stockholders. The Board of
Directors has fixed the close of business on July   , 1999 as the record date
for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting.



     As described in this proxy statement, at the Special Meeting you will be asked to consider and vote upon a proposal to approve and adopt a merger agreement dated May 14, 1999, pursuant to which you will receive $3.50 in cash, unless you dissent from the merger and perfect your appraisal rights in accordance with Delaware law. If the stockholders approve and adopt the merger agreement, United Foods, Inc. will become a private company and will be owned wholly by James I. Tankersley, the Company's Chairman and Chief Executive Officer, and members of his immediate family.



     Your Board of Directors, based upon the unanimous recommendation of a special committee comprised of two disinterested directors, has determined that the merger agreement is advisable and is fair to, and in the best interests of, United Foods, Inc. and the Public Stockholders (as defined in the Proxy Statement) and has approved the merger agreement. In arriving at its decision, the Board of Directors gave careful consideration to a number of factors described in the accompanying proxy statement, including the opinion of J.C. Bradford & Co., L.L.C., financial advisor to the special committee, to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in the opinion, the consideration to be received in the merger by you is fair to you from a financial point of view. Accordingly, the Board of Directors, acting on the recommendation of the special committee, recommends that you vote "For" approval and adoption of the merger agreement.

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED THEREON WILL BE VOTED "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

                                          Sincerely,

                                          B.M. Ennis
                                          President

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OF PROXIES AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY UNITED FOODS, INC. OR ANY OTHER PERSON.

     This proxy statement, the accompanying Notice of Special Meeting and the accompanying proxy are first being mailed to stockholders on or about July
          , 1999.


               The date of this proxy statement is July   , 1999.

                                PRELIMINARY COPY

                               UNITED FOODS, INC.
                              TEN PICTSWEET DRIVE
                          BELLS, TENNESSEE 38006-0119

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD AUGUST           , 1999

To the Stockholders of UNITED FOODS, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of United Foods, Inc., a Delaware corporation (the "Company"), will be held in the Corporate Conference Room of United Foods, Inc., Ten Pictsweet
Drive, Bells, Tennessee, on August   , 1999, at 9:00 a.m., local time, for the
following purposes:

          1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated May 14, 1999 (the "Merger Agreement"), among Pictsweet LLC ("Parent"), UF Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser") and the Company. A copy of the Merger Agreement is attached to the accompanying Proxy Statement as Appendix A. As more fully described in the Proxy Statement, the Merger Agreement provides that: (i) Purchaser would be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation; (ii) the Company would thereupon become a wholly-owned subsidiary of Parent; and
     (iii) each outstanding share of Class A common stock and Class B common stock (the "Class A Common Stock" and "Class B Common Stock," respectively, and together, the "Common Stock") of the Company would be converted into the right to receive $3.50 in cash, without interest, except for (x) all shares of Common Stock owned by the Jim Tankersley Family (as defined below), (y) shares of Common Stock owned by the Company as treasury stock and (z) shares of Common Stock held by stockholders who perfect their appraisal rights in accordance with Delaware law; and

          2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.


     The Board of Directors has fixed the close of business on July   , 1999 as
the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Only holders of Common Stock of record at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof.


     Parent and Purchaser are newly formed entities organized by James I. Tankersley (the Company's Chairman and Chief Executive Officer), his wife, Edna
W. Tankersley, and their children, Darla T. Darnall (a director of the Company), Kelle T. Northern (a director of the Company) and James W. Tankersley (a director of the Company) (together with their affiliates, the "Jim Tankersley Family") for the purpose of effecting the transactions described in the Proxy Statement. The members of the Jim Tankersley Family directly own no outstanding Class A Common Stock and an aggregate of 2,553,415 outstanding shares, or approximately 60.9%, of the Class B Common Stock. Each member of the Jim Tankersley Family has agreed to transfer to Parent immediately prior to the effective time of the merger all of such person's shares of Common Stock, and each member of the Jim Tankersley Family will receive membership interests in Parent. At the effective time of the Merger, the Jim Tankersley Family will own in the aggregate 100% of

Parent's total issued and outstanding interests, and Parent will own approximately 60.9% of the total issued and outstanding Class B Common Stock. See "The Special Meeting--Vote Required; Revocability of Proxies."

     The accompanying Proxy Statement describes the Merger Agreement, the proposed Merger and the actions to be taken in connection with the Merger. To ensure that your vote will be counted, please complete, date, sign and return the enclosed proxy card, whether or not you plan to attend the Special Meeting. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before it is voted at the Special Meeting.

     If the Merger is consummated, holders of Common Stock who properly demand appraisal prior to the stockholder vote on the Merger Agreement, do not vote in favor of approval and adoption of the Merger Agreement and otherwise comply with the requirements of Section 262 of the Delaware General Corporation Law will be entitled to statutory appraisal rights. See "Appraisal Rights" in the accompanying Proxy Statement for a statement of the rights of dissenting stockholders and a description of the procedures required to be followed.

                                          UNITED FOODS, INC.

                                          Donald Dresser
                                          Secretary and
                                          Senior Vice President, Administration

     THE BOARD OF DIRECTORS, ACTING ON THE RECOMMENDATION OF A DISINTERESTED SPECIAL COMMITTEE, RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     THE MERGER AGREEMENT MUST BE APPROVED AND ADOPTED BY TWO SEPARATE VOTING
REQUIREMENTS:

          1. THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK ENTITLED TO VOTE. FOR THIS FIRST VOTING REQUIREMENT, THE VOTES OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK WILL BE COUNTED TOGETHER AS A SINGLE CLASS, WITH EACH SHARE OF CLASS A COMMON STOCK HAVING ONE-TENTH VOTE AND EACH SHARE OF CLASS B COMMON STOCK HAVING ONE VOTE; AND

          2. THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL SHARES OF COMMON STOCK ENTITLED TO VOTE WHICH ARE ACTUALLY VOTED "FOR" OR "AGAINST" THE PROPOSAL, EXCLUDING ALL COMMON STOCK OWNED BY THE JIM TANKERSLEY FAMILY, WITH EACH SHARE OF COMMON STOCK HAVING ONE FULL VOTE REGARDLESS OF CLASS.

     WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOU MAY REVOKE THE PROXY AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT. ANY STOCKHOLDER PRESENT AT THE SPECIAL MEETING, INCLUDING ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, MAY REVOKE SUCH HOLDER'S PROXY AND VOTE PERSONALLY ON THE MERGER AGREEMENT AT THE SPECIAL MEETING. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED THEREON WILL BE VOTED "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.


     Dated: July   , 1999

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................     1
SUMMARY.....................................................     4
  The Special Meeting.......................................     4
  Special Factors...........................................     5
  The Merger................................................     9
  Appraisal Rights..........................................    11
  The Parties...............................................    11
  Market Price and Dividend Information.....................    12
  Summary Historical and Unaudited Pro Forma Financial
     Information............................................    13
THE SPECIAL MEETING.........................................    15
  Matters to Be Considered at the Special Meeting...........    15
  Record Date and Voting....................................    15
  Vote Required; Revocability of Proxies....................    16
  Solicitation of Proxies...................................    17
SPECIAL FACTORS.............................................    18
  Background of the Merger..................................    18
  Purpose and Structure of the Merger.......................    25
  Recommendation of the Special Committee...................    25
  Recommendation of the Board of Directors..................    29
  Opinion of the Special Committee's Financial Advisor......    29
  Plans For the Company After the Merger....................    35
  Plans for the Company if the Merger is Not Consummated....    36
  Interests of Certain Persons in the Merger................    36
  Perspective of the Jim Tankersley Family, Pictsweet LLC
     and UF Acquisition Corp. on the Merger.................    37
  Certain Effects of the Merger.............................    38
  Federal Income Tax Consequences...........................    39
  Risk of Fraudulent Conveyance.............................    40
  Anticipated Accounting Treatment..........................    40
  Regulatory Approvals......................................    41
  Sources of Funds; Fees and Expenses.......................    41
THE MERGER AGREEMENT........................................    44
  General...................................................    44
  Representations and Warranties............................    45
  Conduct of the Business Pending the Merger................    46
  Other Potential Bidders...................................    47
  Conditions to the Merger..................................    48
  Termination...............................................    49
  Fees and Expenses.........................................    50
  Indemnification of Directors and Officers.................    50
  Access to Information.....................................    51
  Legal Compliance..........................................    51
  Amendment.................................................    51
STOCKHOLDER LITIGATION......................................    52
APPRAISAL RIGHTS............................................    52

                                                              PAGE
                                                              ----
BUSINESS OF THE COMPANY.....................................    56
SELECTED HISTORICAL FINANCIAL DATA..........................    60
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    61
  Financial Condition.......................................    61
  Results of Operations.....................................    67
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
  RISK......................................................    72
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PICTSWEET
  LLC AND UF ACQUISITION CORP. .............................    72
  Information Concerning Directors and Executive Officers of
     the Company............................................    72
  Information Concerning Directors and Executive Officers of
     Pictsweet LLC and UF Acquisition Corp..................    74
  Information Concerning Directors and Executive Officers of
     the Surviving Corporation..............................    74
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL
  OWNERS....................................................    75
MARKET PRICE AND DIVIDEND INFORMATION.......................    76
CERTAIN TRANSACTIONS IN THE COMMON STOCK....................    77
INDEPENDENT PUBLIC ACCOUNTANTS..............................    78
STOCKHOLDER PROPOSALS.......................................    78
ADDITIONAL INFORMATION......................................    78
AVAILABLE INFORMATION.......................................    79
INDEX TO FINANCIAL STATEMENTS...............................   F-1
APPENDIX A -- THE MERGER AGREEMENT..........................   A-1
APPENDIX B -- OPINION OF J.C. BRADFORD & CO. , L.L.C........   B-1
APPENDIX C -- SECTION 262 OF THE DELAWARE GENERAL
  CORPORATION LAW...........................................   C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:    WHAT IS THE PROPOSED TRANSACTION?

A: United Foods, Inc. will be acquired in a merger transaction by the Jim Tankersley Family.

Q:    WHO IS THE JIM TANKERSLEY FAMILY?

A: The Jim Tankersley Family is composed of James I. Tankersley, Chairman and Chief Executive Officer of United Foods, Inc., his wife, Edna W. Tankersley, and their children, Darla T. Darnall, Kelle T. Northern and James W. Tankersley. Each member of the Jim Tankersley Family is a stockholder of United Foods, Inc., and James I. Tankersley, Darla T. Darnall, Kelle T. Northern and James W. Tankersley are also directors. The Jim Tankersley Family does not include Daniel B. Tankersley and Julia T. Wells, brother and sister of James I. Tankersley, who are directors and stockholders of United Foods, Inc.

Q:    WHAT WILL I RECEIVE IN THE MERGER?

A: You will be entitled to receive $3.50 in cash, without interest, for each share of United Foods, Inc. Common Stock you own, unless you properly demand appraisal prior to the stockholder vote on the merger agreement, do not vote in favor of approval and adoption of the merger agreement and otherwise perfect your appraisal rights under Delaware law. See "What Rights Do I Have if I Oppose the Merger" below.

Q:    WHAT DOES THE BOARD OF DIRECTORS RECOMMEND REGARDING
      THE MERGER AGREEMENT?


A: In the opinion of the board of directors, based upon the unanimous recommendation of a disinterested special committee, the merger agreement is advisable and is fair to you and in your best interests, and the board of directors has accordingly unanimously approved the merger agreement and recommends that you vote "For" approval and adoption of the merger agreement. To review the background and reasons for the merger in greater detail, see pages 18 to 29.


Q:    WHAT CONFLICTS OF INTEREST DOES THE BOARD OF DIRECTORS
      HAVE IN RECOMMENDING APPROVAL AND ADOPTION OF THE MERGER AGREEMENT?


A: Four of the eleven members of the board of directors have a conflict of interest in recommending that you vote "For" approval and adoption of the merger agreement because they are members of the Jim Tankersley Family. If the merger occurs, the Jim Tankersley Family will own United Foods, Inc. and will receive the benefits of any future earnings and any increase in value. To review the factors considered by the special committee and the board of directors in approving the merger agreement and in making their recommendation, see pages 25 to 35.


Q:    WHAT VOTE IS REQUIRED TO APPROVE AND ADOPT THE MERGER
      AGREEMENT?

A: The merger agreement must be approved and adopted by two separate voting requirements:

      1. the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote. For this first voting requirement, the votes of Class A Common Stock and Class B Common Stock will be counted together as a single class, with each share of Class A Common Stock having one-tenth vote and each share of Class B Common Stock having one vote. The Jim Tankersley Family's shares of Common Stock represent 57.3% of the votes entitled to be counted for this voting requirement, and they intend to vote "For" approval and adoption of the merger agreement. Therefore, this voting requirement will be met regardless of how you vote; and


      2. the affirmative vote of a majority of all shares of Common Stock entitled to vote which are actually voted "For" or "Against" the proposal, excluding all Common Stock owned by the Jim Tankersley Family, with each share of Common Stock having one full vote regardless of class. On the record date, for purposes of the second voting requirement, there are 4,256,514 shares entitled to vote, and assuming all such shares are voted, the number of shares necessary to approve and adopt the merger agreement is 2,128,258. Members of the board of directors other than the Jim Tankersley Family own 1,041,946 shares of Common Stock representing 24.5% of the votes entitled to be counted for this voting requirement and intend to vote "For" approval and adoption of the merger agreement.


Q:    HOW DID THE BOARD OF DIRECTORS DETERMINE THAT THE PRICE
      PER SHARE I WILL RECEIVE IN THE PROPOSED MERGER IS FAIR TO ME?


A: The board of directors formed a special committee consisting of two disinterested directors to evaluate and negotiate the terms of the merger with the Jim Tankersley Family. The special committee selected and retained independent legal and financial advisors to assist it in the evaluation and negotiation, and received an opinion from its financial advisor, on which the special committee and the board of directors relied, that as of its date the $3.50 per share you will receive in the proposed merger is fair to you from a financial point of view. To review the factors considered by the special committee and the board of directors in approving the merger agreement, see pages 25 to 35.


Q:    WHAT ARE THE DISADVANTAGES TO ME OF THE PROPOSED
      MERGER?


A: Following the proposed merger, you will no longer benefit from any earnings or increase in value of United Foods, Inc.


Q:    WHAT DO I NEED TO DO NOW?

A: Please mark your vote on, sign, date and mail your proxy card in the enclosed return envelope as soon as possible, so that your shares may be counted at the special meeting.

Q:    WHAT RIGHTS DO I HAVE IF I OPPOSE THE MERGER?


A: If you oppose the merger, you may choose not to vote in favor of the merger agreement and seek appraisal of the fair value of your shares, but only if you comply with the Delaware law procedures set forth on pages 52 to 55 and in Appendix C to this proxy statement.

Q:    WHO CAN VOTE ON THE MERGER AGREEMENT?


A:    If you owned shares as of the close of business on July   , 1999, you are
      entitled to notice of, and to vote at, the special meeting regarding the proposal to approve and adopt the merger agreement.


Q:    SHOULD I SEND MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, we will send you a transmittal form and written instructions for exchanging your share certificates.

Q:    IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL
      MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares ONLY if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q:    MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY
      CARD?

A: Yes. Just send in a written revocation or another signed proxy card with a later date to Donald Dresser at United Foods, Inc. before the special meeting or simply attend the special meeting and vote in person. Mr. Dresser's address is Ten Pictsweet Drive, Bells, Tennessee 38006-0119.

Q:    WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible. If the merger agreement is approved and adopted and the other conditions to the merger are satisfied, we expect to complete the merger on or shortly after the date of the special meeting.

Q:    WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE
      MERGER TO ME?


A: This transaction generally will be taxable to you for U.S. federal income tax purposes. To review the federal income tax consequences to stockholders in greater detail, see pages 39 to 40.


Q:    WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL
      MEETING?

A: We do not expect that any other matters will be voted upon at the special meeting.

Q:    WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have more questions about the merger or would like additional copies of this proxy statement, you should contact Donald Dresser, Secretary and Senior Vice President, Administration of United Foods, Inc., at (901) 422-7600.

                                    SUMMARY


     This summary highlights selected information from this document and may not contain all of the information that may be important to you. To understand the transaction fully and for a more complete description of the legal terms of the transaction, you should read carefully this entire document and the documents to which we have referred you.


THE SPECIAL MEETING


     Matters to be Considered at the Special Meeting. The special meeting is scheduled to be held in the Corporate Conference Room of United Foods, Inc. (the
"Company"), Ten Pictsweet Drive, Bells, Tennessee, on August   , 1999, at 9:00
a.m., local time. At the special meeting, stockholders will consider and vote upon (i) a proposal to approve and adopt the merger agreement and (ii) such other matters as may properly be brought before the special meeting. See "The Special Meeting -- Matters To Be Considered at the Special Meeting." The merger agreement provides that the Company will be acquired in a merger transaction by Pictsweet LLC and UF Acquisition Corp., newly formed entities organized by James
I. Tankersley, Edna W. Tankersley, Darla T. Darnall, Kelle T. Northern and James
W. Tankersley (together with their affiliates, the "Jim Tankersley Family"). In the merger, all holders of United Foods Class A Common Stock and Class B Common Stock other than the Jim Tankersley Family (the "Public Stockholders") will receive the same merger consideration of $3.50 per share in cash, without interest.



     Record Date and Voting.  The record date for the special meeting is the
close of business on July   , 1999. At the close of business on the record date,
there were 2,617,243 shares of Class A Common Stock outstanding and entitled to vote, held by approximately 2,000 stockholders of record, and there were 4,192,686 shares of Class B Common Stock outstanding and entitled to vote, held by approximately 1,500 stockholders of record. The presence, either in person or by proxy, of a majority of the outstanding shares of the Common Stock entitled to be voted is necessary to constitute a quorum for the transaction of business at the special meeting. See "The Special Meeting -- Record Date and Voting."


     Vote Required; Revocability of Proxies. The merger agreement must be approved and adopted by two separate voting requirements:

          1. the affirmative vote of a majority of the outstanding shares of Common Stock (including both Class A Common Stock and Class B Common Stock) entitled to vote. For this first voting requirement, the votes of Class A Common Stock and Class B Common Stock will be counted together as a single class, with each share of Class A Common Stock having one-tenth vote and each share of Class B Common Stock having one vote. The Jim Tankersley Family's shares of Common Stock represent 57.3% of the votes entitled to be counted for this voting requirement, and they intend to vote "For" approval and adoption of the merger agreement. Therefore, this voting requirement will be met regardless of how you vote; and

          2. the affirmative vote of a majority of all shares of Common Stock entitled to vote which are actually voted "For" or "Against" the proposal, excluding all Common Stock owned by the Jim Tankersley Family, with each share of Common Stock having one full vote regardless of class. On the record date, for purposes of the second voting requirement, there are 4,256,514 shares entitled to vote, and assuming all such shares are voted, the number of shares necessary to approve and adopt the merger agreement is 2,128,258. Members of the board of directors other than the Jim Tankersley Family own 1,041,946 shares of Common Stock representing 24.5% of the votes entitled to be counted for this voting requirement and intend to vote "For" approval and adoption of the merger agreement.


     The first voting requirement is required by the Delaware General Corporation Law ("DGCL") and the Company's Certificate of Incorporation. The second voting requirement is required by the merger agreement (the first and second voting requirements together being the "Required Stockholder Vote").


     Because the first voting requirement of the Required Stockholder Vote on the merger agreement is based upon the total number of outstanding shares of Common Stock, the failure to submit a proxy card (or to vote in person at the special meeting) or the abstention from voting by a stockholder (including broker non-votes) will have the same effect as a vote "Against" approval and adoption of the merger agreement. Because the second voting requirement of the Required Stockholder Vote on the merger agreement is based upon votes actually cast "For" or "Against" the proposal, the failure to submit a proxy card (or to vote in person at the special meeting) or the abstention from voting by a stockholder (including broker non-votes) will have no effect on the outcome of such voting requirement. Brokers who hold shares of Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. See "The Special
Meeting -- Vote Required; Revocability of Proxies."

     A stockholder may revoke a proxy at any time prior to its exercise by doing the following:

     - delivering to Donald Dresser, Secretary and Senior Vice President, Administration, United Foods, Inc., Ten Pictsweet Drive, Bells, Tennessee 38006-0119, a written notice of revocation prior to the special meeting;

     - delivering prior to the special meeting a duly executed proxy bearing a date later than the prior proxy; or

     - attending the special meeting and voting in person.

     The presence of a stockholder at the special meeting will not in and of itself automatically revoke such stockholder's proxy. If no instructions are indicated on a properly executed proxy, such proxy will be voted "For" approval and adoption of the merger agreement.

SPECIAL FACTORS

     Background of the Merger. For a description of the events leading to the approval of the merger agreement by the Company's board of directors and its special committee, see "Special Factors -- Background of the Merger."

     Purpose and Structure of the Merger. For the Jim Tankersley Family, the purpose of the merger is to acquire all the equity interests of the Company for the reasons described in "Special Factors -- Purpose and Structure of the Merger." The acquisition of those equity interests, represented by the shares of the Class A Common Stock and Class B Common Stock outstanding as of the effective time of the merger and held by persons other than the Jim Tankersley Family, is to be effected through a cash merger in order to provide a prompt and orderly transfer to the Jim Tankersley Family of ownership of the equity interests represented by the shares held by the Public Stockholders and prompt payment of the merger consideration to the Public Stockholders. See "Special Factors -- Purpose and Structure of the Merger."



     Recommendation of the Special Committee. A special committee comprised of two disinterested directors of the Company concluded, and based on such conclusion the board of directors concluded, that the terms of the merger are fair to, and in the best interests of, the Public Stockholders and the Company and recommended that the board of directors approve the merger agreement. For a discussion of the factors considered by the special committee in making its recommendation, see "Special Factors -- Recommendation of the Special Committee."



     Recommendation of the Board of Directors. On May 14, 1999, by unanimous vote of all directors, based on the recommendation of the special committee, the board of directors (i) determined that the merger agreement is advisable and is fair to, and in the best interests of, the Company and the Public Stockholders, including without distinction all holders of Class A Common Stock and Class B Common Stock, (ii) approved the merger agreement and (iii) recommended that the stockholders vote "For" approval and adoption of the merger agreement. See "Special Factors -- Recommendation of the Board of Directors."


     Factors Considered by the Special Committee and the Board of Directors. In reaching their decisions to recommend the approval and adoption of the merger agreement, the special committee and the board of directors considered a number of factors, including the following:


     - the belief that stockholder value was not likely to be higher than $3.50 per share if the Company remained a public company, which belief was based on, among other things, the competitive condition of a consolidating industry, the lack of consistent growth expectations, the limited trading volume and market sponsorship of the Common Stock, and the firm commitment of the Jim Tankersley Family not to sell their Common Stock or liquidate the Company.



     - the belief that the $3.50 per share to be received by the Public Stockholders was the highest price which could be negotiated by the special committee with the Jim Tankersley Family and the fact that such price represented significant premiums over the closing sale price immediately prior to the announcement of the merger proposal as well as one year prior to that announcement.



     - the opinion of the financial advisor to the special committee, that subject to the assumptions and limitations stated therein, as of May 14, 1999, the $3.50 per share consideration to be received by the Public Stockholders was fair from a financial point of view.



     - the terms of the merger agreement which include a voting requirement that the merger agreement be approved and adopted by a majority of the votes cast by the Public Stockholders.



     Additional factors considered by the special committee and the board of directors are set forth on pages 25 to 35.


     Opinion of the Financial Advisor to the Special Committee. On January 20, 1999, J.C. Bradford & Co., L.L.C. ("J.C. Bradford"), as financial advisor to the special committee, delivered its written opinion, which was confirmed orally on May 10, 1999 and in writing on May 14, 1999 and on the date of this proxy statement, to the special committee and to the board of directors that, subject to the assumptions and limitations stated therein, as of such dates, the $3.50 cash per share of Common Stock to be received by the Public Stockholders in the merger is fair to the Public Stockholders from a financial point of view. The full text of the written opinion of J.C. Bradford, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix B. Stockholders are urged to, and should, read such opinion in its entirety. See "Special Factors -- Opinion of the Special Committee's Financial Advisor."



     Interest of Certain Persons in the Merger. In considering the recommendation of the board of directors with respect to the merger, Public Stockholders should be aware that certain officers and directors have certain interests that present actual or potential conflicts of interest in connection with the merger. For a more detailed discussion of such interests, see "Special Factors -- Interests of Certain Persons in the Merger." The special committee and board of directors were aware of potential or actual conflicts of interest and considered them along with other matters described under "Special
Factors -- Recommendation of the Special Committee."



     As of July   , 1999, the members of the Jim Tankersley Family directly
owned no outstanding shares of Class A Common Stock, and an aggregate of 2,553,415 outstanding shares, or approximately 60.9%, of the Class B Common Stock. The directors of the Company (excluding members of the Jim Tankersley Family) owned 1,041,946 shares of Class A Common Stock, representing 27.8% of such shares outstanding, and owned 313,783 shares of Class B Common Stock representing approximately 7.5% of such shares outstanding.



     Shares of Class B Common Stock may be converted into shares of Class A Common Stock on a one-for-one basis at the election of the holder pursuant to the Company's Certificate of Incorporation. Accordingly, the Jim Tankersley Family is deemed to own beneficially 2,553,415 shares, or approximately 49.4% of the Class A Common Stock, even though its members directly own no Class A Common Stock. The Jim Tankersley Family has advised the Company that they do not intend to convert any shares of Class B Common Stock into Class A Common Stock.


     The members of the Jim Tankersley Family are James I. Tankersley, his wife, Edna W. Tankersley, and their children, Darla T. Darnall, Kelle T. Northern and James W. Tankersley. The Jim Tankersley Family has formed Pictsweet LLC and UF Acquisition Corp. to effect the merger through a merger of UF Acquisition Corp. with and into United Foods, Inc., with United Foods, Inc. as the surviving corporation. The members of the Jim Tankersley Family comprise the membership of Pictsweet LLC. Pictsweet LLC owns all of the outstanding shares of UF Acquisition Corp. James I. Tankersley is the Chairman and Chief Executive Officer of United Foods, Inc. Mrs. Darnall, Mrs. Northern and Mr. James W. Tankersley are directors of United Foods, Inc. The Jim Tankersley Family does not include Daniel B. Tankersley or Julia T. Wells, brother and sister of James
I. Tankersley, who are also directors of the Company.

     For a description of the relationships between the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp., and United Foods, Inc., see "Special Factors -- Interests of Certain Persons in the Merger." For a discussion of certain agreements by Pictsweet

LLC with respect to indemnification of directors and officers of United Foods, Inc., see "The Merger Agreement -- Indemnification of Directors and Officers."


     Perspective of the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp. on the Merger. Each of the members of the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp. has concluded that the merger agreement is fair to the Company and the Public Stockholders based upon the opinion of the financial advisor to the special committee, and the conclusions and determinations of the special committee and the board of directors that the merger agreement was advisable and is fair to, and in the best interests of, the Public Stockholders. None of the Jim Tankersley Family, Pictsweet LLC or UF Acquisition Corp. attached specific weights to any factors in reaching their conclusions, nor did they request or receive any separate reports, opinions or appraisals from an outside party related to the merger agreement. See "Special Factors -- Perspective of the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp. on the Merger."



     Certain Effects of the Merger. Upon consummation of the merger, each outstanding share of Common Stock held by a Public Stockholder, other than dissenting shares held by stockholders who properly exercise their appraisal rights under the DGCL and which are not withdrawn as of the effective time of the merger ("Dissenting Shares") will be converted into the right to receive the merger consideration of $3.50 in cash, without interest. The Public Stockholders will cease to have any ownership interest in the Company or rights as stockholders. The Public Stockholders will no longer benefit from any increases in the value of the Company and will no longer bear the risk of any decreases in the value of the Company.



     Following the merger, the Jim Tankersley Family, which currently owns 60.9% of the outstanding shares of Class B Common Stock, will own through Pictsweet LLC all of the surviving corporation's outstanding shares of common stock. The Jim Tankersley Family will have complete control over the management and conduct of the Company's business, all income generated by the Company and any future increase in the Company's value. Similarly, the Jim Tankersley Family will also bear the risk of any losses incurred in the operation of the Company and any decrease in the value of the Company.


     As a result of the merger, the Company will be privately held and there will be no public market for the Common Stock. Upon consummation of the merger, it is anticipated that the Common Stock will cease to be listed on the American Stock Exchange and the Pacific Exchange and the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act") will be terminated. Moreover, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act, and its officers, directors and 10% stockholders will be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. Accordingly, less information will be required to be made publicly available than presently is the case. See "Special Factors -- Certain Effects of the Merger."


     U.S. Federal Income Tax Consequences. The receipt of cash in exchange for Common Stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. Stockholders should consult their own tax advisors regarding the U.S. federal income tax consequences of the merger, as well as any tax consequences under the laws of any state or other jurisdiction. See "Special
Factors -- Federal Income Tax Consequences."


     Stockholder Litigation. During March 1999, a complaint was filed in a Delaware Court of Chancery against the Company and directors of the Company by a stockholder of the Company. The complaint seeks class action status and requests injunctive and other relief with respect to the proposal by the Jim Tankersley Family to acquire the remaining shares of the Common Stock that are not owned by them. During May 1999, a second complaint was filed in a Delaware Court of Chancery against the Company and its directors seeking class action status and similar relief. See "Stockholder Litigation."

THE MERGER

     General. Upon consummation of the merger, UF Acquisition Corp. will be merged with and into United Foods, Inc. and United Foods, Inc. will be the surviving corporation. The surviving corporation will succeed to all the rights and obligations of United Foods, Inc. and UF Acquisition Corp.

     Treatment of Shares in the Merger. Subject to the provisions of the merger agreement, at the effective time of the merger, each share of Common Stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive the merger consideration by virtue of the merger and without any action on the part of the holder thereof, except for all shares of Common Stock owned by the Jim Tankersley Family, treasury stock and Dissenting Shares. The merger consideration will be payable upon surrender of the certificate representing these shares of Common Stock. See "The Merger Agreement -- General."

     Effective Time. Pursuant to the merger agreement, the effective time of the merger will occur upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such time thereafter as is agreed to between Pictsweet LLC and United Foods, Inc. and provided in the certificate of merger. See "The Merger Agreement -- General."

     Exchange of Share Certificates. As soon as reasonably practicable after the effective time of the merger, Pictsweet LLC and United Foods, Inc. shall cause First Union National Bank, as paying agent, to mail to each holder of record as of the effective time of the merger (other than the Jim Tankersley Family) of an outstanding certificate or certificates for shares of Common Stock, a letter of transmittal and instructions for use in effecting the surrender of such certificate for payment in accordance with the merger agreement. Upon surrender to the paying agent of a certificate, together with a duly executed letter of transmittal, the holder thereof shall be entitled to receive cash in an amount equal to the product of the number of shares of Common Stock represented by such certificate and the merger consideration in cash, without interest thereon, less any applicable withholding tax, and such certificate shall then be canceled.

     Until surrendered pursuant to the procedures described above, each certificate (other than certificates representing shares of Common Stock owned by the Jim Tankersley Family, treasury stock and Dissenting Shares) shall represent for all purposes solely the right to receive the merger consideration multiplied by the number of shares of Common Stock evidenced by such certificate, without any interest thereon, subject to any applicable withholding obligation. See "The Merger Agreement -- General." STOCKHOLDERS

SHOULD NOT SEND ANY COMMON STOCK CERTIFICATES WITH THEIR PROXY CARDS.


     Conditions to the Merger. Consummation of the merger is subject to various conditions, including, among others: (i) the approval and adoption of the merger agreement by the Required Stockholder Vote; (ii) the absence of claims to prevent or delay the consummation of the merger; (iii) the number of Dissenting Shares shall not exceed 250,000 shares of Common Stock; and (iv) no loss of a significant customer of the Company as specified in the merger agreement. Certain of the conditions must be satisfied on or before the date of the special meeting. See "The Merger Agreement -- Conditions to the Merger."


     Other Potential Bidders. Pursuant to the merger agreement, the Company has agreed that it shall furnish information and access, in response to unsolicited requests for information and access, received prior to or after the date of the merger agreement, to the same extent as provided to Pictsweet LLC or UF Acquisition Corp., to any person, pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiations with any such person concerning any merger, sale of assets, sale of shares of capital stock or similar transaction (such transactions being referred to herein as a "Competing Transaction") involving the Company or any division of the Company, only if the special committee determines, after consultation with its counsel and financial advisor, that such action is necessary in light of the fiduciary duties of the board of directors to the public stockholders. The Jim Tankersley Family has stated that it will not vote in favor of any Competing Transaction or sell their shares of Common Stock to any third party. Except as described above, the Company has agreed not to solicit, participate in or initiate discussions with any person concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company. See "The Merger Agreement
 -- Other Potential Bidders."

     Termination of the Merger Agreement. The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval and adoption by the stockholders, for a number of reasons, including: (i) by the mutual written consent of the Company and Pictsweet LLC;
(ii) by either the Company or Pictsweet LLC if the merger agreement shall have been voted on by the stockholders of the Company at the special meeting and the vote shall not have been sufficient to approve and adopt the merger agreement;
(iii) by either the Company or Pictsweet LLC if any governmental entity has issued an order, decree or ruling prohibiting the merger and such ruling has become final and non-appealable; (iv) by either the Company or Pictsweet LLC in the event the merger is not consummated by September 30, 1999; or (v) by either the Company or Pictsweet LLC, if, consistent with the terms of the merger agreement, the board of directors of the Company withdraws, modifies or changes its recommendation of the merger agreement in a manner adverse to the Company or Pictsweet LLC or shall have resolved to do any of the foregoing or the board of directors of the Company shall have recommended to the stockholders of the Company any Competing Transaction or resolved to do so. See "The Merger Agreement -- Termination."

     Sources of Funds; Fees and Expenses. It is currently expected that approximately $15.8 million will be required to pay the merger consideration to the public stockholders (assuming no such holders exercise appraisal rights), and to pay the expenses of the Company and the Jim Tankersley Family in connection with the merger. The sources for the $15.8 million will be available cash and borrowings under the Company's revolving credit facility with First American National Bank and National Bank of Canada. See "Special Factors -- Sources of Funds; Fees and Expenses."


     Accounting Treatment. It is expected that the merger will be accounted for as a "leveraged recapitalization" under generally accepted accounting principles, with the Company's assets and liabilities carrying over into the surviving corporation at their respective historical bases.

APPRAISAL RIGHTS

     Under the DGCL, holders of Common Stock who properly demand appraisal prior to the stockholder vote on the merger agreement, do not vote in favor of approval and adoption of the merger agreement and otherwise comply with the requirements of DGCL Section 262 ("Section 262") will be entitled to statutory appraisal rights. Any deviation from the requirements of Section 262 may result in a forfeiture of statutory appraisal rights. See "Appraisal Rights" and DGCL
Section 262, a copy of which is attached hereto as Appendix C.

THE PARTIES

     The Company. The Company was incorporated under the laws of the State of Texas on March 9, 1956 and became a Delaware corporation on September 30, 1983. The Company is principally engaged in the growing, processing, marketing and distribution of food products. The Company's primary food products include frozen asparagus, black-eyed peas, broccoli, Brussels sprouts, carrots, cauliflower, corn, green beans, green peas, green peppers, lima beans, mushrooms, onions, okra, southern greens, spinach, squash, turnips, white acre peas, various vegetable mixes and blends, and fresh mushrooms. The Company's principal executive offices are located at Ten Pictsweet Drive, Bells, Tennessee 38006, and its telephone number is (901) 422-7600.

     The Jim Tankersley Family. The members of the Jim Tankersley Family are James I. Tankersley, Edna W. Tankersley, Darla T. Darnall, Kelle T. Northern and James W. Tankersley, each of whom is a stockholder of the Company. James I. Tankersley, Darla T. Darnall, Kelle T. Northern and James W. Tankersley are also directors of the Company. The Jim Tankersley Family does not include Daniel B. Tankersley and Julia T. Wells, the brother and sister of James I. Tankersley.

     Pictsweet LLC. Pictsweet LLC, a Delaware limited liability company, is a holding company which has not engaged in any activities since its formation other than in connection with the merger agreement. Pursuant to the merger agreement, UF Acquisition Corp. will be merged with and into the Company, with the Company being the surviving corporation and becoming a wholly-owned subsidiary of Pictsweet LLC. As of the date of this proxy statement, the directors and officers of Pictsweet LLC are as set forth under "Directors and Executive Officers of the Company, Pictsweet LLC and UF Acquisition
Corp. -- Information Concerning Directors and Executive Officers of Pictsweet LLC and UF Acquisition Corp." The directors and members of Pictsweet LLC have approved and adopted the merger agreement. Pictsweet LLC's executive offices are located at Ten Pictsweet Drive, Bells, Tennessee 38006-0119, and its telephone number is (901) 422-7600.

     UF Acquisition Corp. UF Acquisition Corp. is a Delaware corporation recently organized for the purpose of effecting the merger. UF Acquisition Corp. has no material assets and it has not engaged in any activities since its formation other than in connection with the merger agreement. The sole stockholder of UF Acquisition Corp. is Pictsweet LLC. As of the date of this proxy statement, the directors and officers of UF Acquisition Corp. are as set forth under "Directors and Executive Officers of the Company, Pictsweet LLC and UF Acquisition
Corp. -- Information Concerning Directors and Executive Officers of Pictsweet LLC and UF Acquisition Corp." The directors and stockholders of UF Acquisition Corp. have approved and adopted the merger agreement. UF Acquisition Corp.'s executive offices are located at Ten Pictsweet Drive, Bells, Tennessee 38006-0119, and its telephone number is (901) 422-7600.

MARKET PRICE AND DIVIDEND INFORMATION


     The Class A Common Stock and Class B Common Stock are listed on the American Stock Exchange and the Pacific Exchange, respectively, under the symbols "UFDA" and "UFDB." On September 15, 1998, the last trading day before the public announcement of the Jim Tankersley Family's proposal to acquire all the shares of the Class A Common Stock and Class B Common Stock held by the public stockholders, the reported closing price per share of the Class A Common Stock was $2.375 and the reported closing price per share of the Class B Common Stock was $2.50. On May 14, 1999, the last trading day before the public announcement of the execution of the merger agreement, the reported closing sale price per share of the Class A Common Stock was $2.50 and the reported closing
sale price per share of the Class B Common Stock was $2.50. On July   , 1999,
the last full trading day prior to the date of this Proxy Statement, the reported closing sale price per share of the Class A Common Stock was
$          and the reported closing sale price per share of the Class B Common
Stock was $          . The Company has not paid a dividend on its Common Stock
in recent years. For additional information concerning historical market prices of both classes of Common Stock, see "Market Price And Dividend Information."

                               SUMMARY HISTORICAL
                 AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

                    SUMMARY HISTORICAL FINANCIAL INFORMATION


     Set forth below is certain historical financial information of the Company. Certain of the summary financial information for, and as of the end of, each of the years in the two year period ended February 28, 1999 is derived from, and should be read in conjunction with, the historical financial statements of the Company and notes thereto, which financial statements have been audited by BDO Seidman, LLP, independent accountants. The summary financial information for, and as of the end of, each of the three months ended May 31, 1999 and 1998 is unaudited. The historical financial information that follows is qualified by reference to the financial statements and related notes included therein.



                                              YEAR ENDED                    THREE MONTHS
                                             FEBRUARY 28,                  ENDED MAY 31,
                                       ------------------------        ----------------------
                                         1999            1998           1999           1998
                                       --------        --------        -------        -------
                                        (AMOUNTS IN THOUSANDS          (AMOUNTS IN THOUSANDS
                                           EXCEPT PER SHARE               EXCEPT PER SHARE
                                           DATA AND RATIOS)               DATA AND RATIOS)
STATEMENT OF OPERATIONS INFORMATION:
  Net sales and service revenue......  $206,760        $195,087        $47,520        $49,934
  Net income.........................       520             460            226            247
  Basic and diluted earnings per
    common share.....................  $   0.08        $   0.06        $  0.03        $  0.04
  Weighted average common shares
    outstanding......................     6,810           8,257          6,810          6,810
Ratio of Earnings to Fixed
  Charges(a).........................      1.19            1.15           1.31           1.37
BALANCE SHEET INFORMATION:
  Working capital....................    39,585          39,179         43,399         32,854
  Total assets.......................   123,400         115,884        131,229        111,896
  Total assets, less goodwill........   123,400         115,884        131,229        111,896
  Total indebtedness.................    77,132          70,136         84,735         65,901
  Stockholders' equity...............    46,268          45,748         46,494         45,995
  Shares outstanding.................     6,810           6,810          6,810          6,810
  Book value per share...............  $   6.79        $   6.72        $  6.83        $  6.75


---------------------

(a) Earnings used in computing the ratio of earnings to fixed charges consists of income before fixed charges and income taxes. Fixed charges consist of interest expense and the portion of rent expense representative of interest expense.

                    PRO FORMA EFFECT OF THE PROPOSED MERGER


     The following unaudited pro forma financial information is based on the historical financial results of the Company. The pro forma information presented in the table below assumes that the merger occurred on March 1, 1998 and that UF Acquisition Corp. had no operating history prior to the consummation of the merger. The adjustment to net income results from interest expense related to borrowings incurred to finance the merger. Adjustments to working capital and total indebtedness reflect the use of cash and borrowings to finance the merger. Adjustments to basic and diluted earnings per share, ratio of earnings to fixed charges and book value per share reflect the mathematical difference between the historical and pro forma amounts for these items. Such pro forma financial information should be read in conjunction with the financial statements of the Company and related notes included therein.



                                       YEAR ENDED FEBRUARY 28, 1999         THREE MONTHS ENDED MAY 31, 1999
                                   ------------------------------------   ------------------------------------
                                   HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                   ----------   -----------   ---------   ----------   -----------   ---------
                                     (AMOUNTS IN THOUSANDS EXCEPT PER       (AMOUNTS IN THOUSANDS EXCEPT PER
                                          SHARE DATA AND RATIOS)                 SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS
  INFORMATION:
  Net sales and service
    revenue......................   $206,760     $     --     $206,760     $ 47,520     $     --     $ 47,520
  Net income.....................        520         (643)        (123)         226         (143)          83
  Basic and diluted earnings per
    common share.................   $   0.08     $  (0.13)    $  (0.05)    $   0.03     $     --     $   0.03
  Weighted average common shares
    outstanding..................      6,810       (4,257)       2,553        6,810       (4,257)       2,553
Ratio of Earnings to Fixed
  Charges(a).....................       1.19        (0.23)        0.96         1.31        (0.21)        1.10
BALANCE SHEET INFORMATION:
  Working capital................     39,585           --       39,585       43,399       (5,689)      37,710
  Total assets...................    123,400           --      123,400      131,229           --      131,229
  Total assets, less goodwill....    123,400           --      123,400      131,229           --      131,229
  Total indebtedness.............     77,132       15,800       92,932       84,735       10,111       94,846
  Stockholders' equity...........     46,268      (15,800)      30,468       46,494      (15,800)      30,694
  Shares outstanding.............      6,810       (4,257)       2,553        6,810       (4,257)       2,553
  Book value per share...........   $   6.79     $   5.14     $  11.93     $   6.83     $   5.19     $  12.02


---------------------

(a) Earnings used in computing the ratio of earnings to fixed charges consists of income before fixed charges and income taxes. Fixed charges consist of interest expense and the portion of rent expense representative of interest expense.

                              THE SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     Each copy of this proxy statement mailed to stockholders is accompanied by a proxy card furnished in connection with the solicitation of proxies by the board of directors for use at the special meeting. The special meeting is scheduled to be held in the Corporate Conference Room of the Company, Ten
Pictsweet Drive, Bells, Tennessee, on August   , 1999, at 9:00 a.m., local time.
At the special meeting, stockholders will consider and vote upon (i) a proposal to approve and adopt the merger agreement and (ii) such other matters as may properly be brought before the special meeting.


     On May 14, 1999, by unanimous vote of all directors, based on the recommendation of the special committee, the Company's board of directors (i) determined that the merger agreement is advisable and is fair to, and in the best interests of, the Company and the Public Stockholders, including without distinction all holders of Class A Common Stock and Class B Common Stock, (ii) approved the merger agreement and (iii) recommended that the stockholders vote "For" approval and adoption of the merger agreement. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. See "Special Factors -- Background of the Merger," "-- Purpose and Structure of the Merger" and "-- Recommendation of the Special Committee." The members of the Jim Tankersley Family and the directors and executive officers of Pictsweet LLC and UF Acquisition Corp. intend to vote their shares of Common Stock in favor of the approval and adoption of the merger agreement.


STOCKHOLDERS ARE REQUESTED TO PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY CARD. FAILURE TO RETURN A PROPERLY EXECUTED PROXY CARD OR TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE PROPOSAL FOR PURPOSES OF THE FIRST VOTING REQUIREMENT THAT THE PROPOSAL RECEIVE THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK ENTITLED TO VOTE, BUT WILL HAVE NO EFFECT ON THE SECOND VOTING REQUIREMENT THAT THE PROPOSAL RECEIVE THE AFFIRMATIVE VOTE OF ALL SHARES OF COMMON STOCK ACTUALLY VOTED "FOR" OR "AGAINST" THE PROPOSAL, EXCLUDING ALL COMMON STOCK OWNED BY THE JIM TANKERSLEY FAMILY, WITH EACH SHARE OF COMMON STOCK HAVING ONE VOTE REGARDLESS OF CLASS.

RECORD DATE AND VOTING


     The board of directors has fixed the close of business on July   , 1999, as
the record date for the determination of the holders of Common Stock entitled to notice of, and to vote at, the special meeting. Only stockholders of record at the close of business on that date will be entitled to receive notice of, or to vote at, the special meeting. The Company has outstanding and entitled to vote at the special meeting an aggregate of 6,809,929 shares of Common Stock, of which 2,617,243 shares are Class A Common Stock held by approximately 2,000 holders of record and 4,192,686 shares are Class B Common Stock held by approximately 1,500 holders of record.


     The Class A Common Stock and the Class B Common Stock will vote together as a single class with respect to the proposal to approve and adopt the merger agreement. See "-- Vote Required; Revocability of Proxies." With respect to the transaction of such other business as may properly come before the special meeting, the Class A Common Stock and the Class B Common Stock will vote together as a single class, unless the DGCL or the Company's Certificate of Incorporation require otherwise. A majority of the shares of Common Stock entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the special meeting. Abstentions (including broker non-votes) will be included in the calculation of the number of votes represented at the special meeting for purposes of determining whether a quorum has been achieved.

     If the enclosed proxy card is properly executed and received by the Company in time to be voted at the special meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Properly executed proxies with no instructions indicated thereon will be voted "For" approval and adoption of the merger agreement.

     The board of directors is not aware of any matters other than those set forth in the Notice of Special Meeting of Stockholders that may be brought before the special meeting. If any other matters properly come before the special meeting, including a motion to adjourn the meeting for the purpose of soliciting additional proxies, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in their discretion, except that shares represented by proxies which have been voted "Against" the merger agreement will not be used to vote "For" adjournment of the special meeting for the purpose of allowing additional time for soliciting additional votes "For" the Merger Agreement. See "-- Vote Required; Revocability of Proxies."

STOCKHOLDERS SHOULD NOT FORWARD ANY COMMON STOCK CERTIFICATES WITH THEIR PROXY CARDS. IN THE EVENT THE MERGER IS CONSUMMATED, STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS SET FORTH IN A LETTER OF TRANSMITTAL, WHICH WILL BE SENT TO STOCKHOLDERS BY FIRST UNION NATIONAL BANK, IN ITS CAPACITY AS THE PAYING AGENT, PROMPTLY AFTER THE EFFECTIVE TIME OF THE MERGER.

VOTE REQUIRED; REVOCABILITY OF PROXIES

     The merger agreement must be approved and adopted by two separate voting requirements:

          1. the affirmative vote of a majority of the outstanding shares of Common Stock (including both Class A Common Stock and Class B Common Stock) entitled to vote. For this first voting requirement, the votes of Class A Common Stock and Class B Common Stock will be counted together as a single class, with each share of Class A Common Stock having one-tenth vote and each share of Class B Common Stock having one vote. The Jim Tankersley Family's shares of Common Stock represent 57.3% of the votes entitled to be counted for this voting requirement, and they intend to vote "For" approval and adoption of the merger agreement. Therefore, this voting requirement will be met regardless of how you vote; and

          2. the affirmative vote of a majority of all shares of Common Stock entitled to vote which are actually voted "For" or "Against" the proposal, excluding all Common Stock owned by the Jim Tankersley Family, with each share of Common Stock having one full vote regardless of class. On the record date, for purposes of the second voting requirement, there are 4,256,514 shares entitled to vote, and assuming all such shares are voted, the number of shares necessary to approve and adopt the merger agreement is 2,128,258. Members of the board of directors other than the Jim Tankersley Family own 1,041,946 shares of Common Stock representing 24.5% of the votes entitled to be counted for this voting requirement, and they intend to vote "For" the approval and adoption of the merger agreement.


     The first voting requirement is required by the Delaware General Corporation Law and the Company's Certificate of Incorporation. The second voting requirement is required by the merger agreement. To the knowledge of the Company, except as set forth in this proxy statement, no executive officer, director or affiliate of the Company, Pictsweet LLC or UF Acquisition Corp. has made a recommendation in support of, or in opposition to, the merger agreement.



     Because the first voting requirement of the Required Stockholder Vote is based upon the total number of outstanding shares of Common Stock, the failure to submit a proxy card (or to vote in person at the special meeting) or the abstention from voting by a stockholder (including broker non-votes) will have the same effect as a vote "Against" approval and adoption of the merger agreement. Because the second voting requirement of the Required Stockholder Vote on the merger agreement is based upon votes actually cast "For" or "Against" the proposal, the failure to submit a proxy card (or to vote in person at the special meeting) or the abstention from voting by a stockholder (including broker non-votes) will have no effect on the outcome of such voting requirement. The merger agreement does not require the approval of a majority of stockholders who are not affiliates of the Company. Brokers holding shares of Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof.


     A stockholder may revoke a proxy at any time prior to its exercise by doing the following:

     - delivering to Donald Dresser, Secretary and Senior Vice President, Administration, United Foods, Inc., Ten Pictsweet Drive, Bells, Tennessee 38006-0119, a written notice of revocation prior to the special meeting;

     - delivering prior to the special meeting a duly executed proxy bearing a date later than the prior proxy; or

     - attending the special meeting and voting in person.

     If for any reason the special meeting is adjourned, at any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the special meeting, except for any proxies which have theretofore effectively been revoked or withdrawn.

     The obligations of the Company, Pictsweet LLC and UF Acquisition Corp. to consummate the merger are subject, among other things, to the condition that the stockholders approve and adopt the merger agreement by the Required Stockholder Vote. See "The Merger Agreement -- Conditions to the Merger."

SOLICITATION OF PROXIES

     The Company will bear the costs of soliciting proxies from stockholders, including reimbursement of banks, brokerage firms, custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy material to the beneficial owners of stock. Proxies may be solicited personally, by mail, by telephone, by facsimile or by telegraph by officers, directors, or other employees of the Company, without remuneration other than their regular compensation.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER


     From time to time during 1998, members of the Jim Tankersley Family discussed the competitive circumstances facing the Company and the Company's low historic growth rate. These discussions also reflected a recognition that the stockholders of the Company generally had achieved little or no return on their investment during the last three years and had virtually no liquidity or market sponsorship for their stock. The Jim Tankersley Family also considered the fact that stockholders had oversubscribed significantly the $2.50 tender offer made by the Company in May 1997. As a result of these discussions, during the summer of 1998 the Jim Tankersley Family began to consider the available alternatives to provide additional value and liquidity for the stockholders of the Company. The Jim Tankersley Family learned that two significant stockholders, Daniel B. Tankersley and Julia T. Wells, the brother and sister of Jim Tankersley, owning directly in the aggregate 27.8% of Class A Common Stock, and 7.5% of Class B Common Stock, desired to sell their stock. The alternatives principally discussed by the Jim Tankersley Family were whether the Company might be sold to some unaffiliated party, or whether the stock of only Daniel B. Tankersley and Julia T. Wells in the Company might be purchased by the Jim Tankersley Family. Both of these alternatives were rejected by the Jim Tankersley Family because the Jim Tankersley Family had determined that they did not wish to sell their stock (which controlled more than 50% of the voting equity interests), and because they believed that to purchase exclusively the interests of their relatives would be providing a preferential opportunity not generally available to Public Stockholders. In September 1998, the Jim Tankersley Family determined that since they would not agree to sell their Common Stock or liquidate the Company, the only alternative which could provide liquidity for all other stockholders at a premium to the existing market price was a cash merger proposal pursuant to which they would acquire the Company. Following this determination, James I. Tankersley was authorized by the Jim Tankersley Family to formulate, with the assistance of counsel for the Jim Tankersley Family, a merger proposal to be presented to the board of directors. The Jim Tankersley Family did not consult with or engage a financial advisor in connection with formulating its proposal.



     At a regular quarterly board of directors meeting held on September 16, 1998, at which all directors were present, James I. Tankersley delivered to the board of directors a written proposal for the Jim Tankersley Family to acquire all of the outstanding Common Stock owned by the Public Stockholders for $3.00 per share. The written proposal also requested the appointment of an independent committee to consider the proposal on behalf of the Public Stockholders and to take actions necessary to effect the proposed merger transaction if the proposal were accepted. The proposal also asked the Company to pay all reasonable expenses of the independent committee and the Jim Tankersley Family in considering the proposal and, if the proposal were accepted in preparing for and consummating the merger, except for the cost of financing incurred by the Jim Tankersley Family. In connection with the written proposal, James I. Tankersley presented a number of reasons why he believed the proposal was in the best interests of the Company and the Public Stockholders. Among the reasons presented were the following:



     - Business conditions which made it likely that the Company's earnings growth would continue to be small or negligible, thereby providing a low return on investment for the Company and little prospect for better stock prices for the Public Stockholders.

     - Among the business conditions underlying his conclusion are the overcapacity of the industries in which the Company conducts its business, the consolidations of the Company's customers and competitors, the increasing demand for "slotting fees" by customers, and the increasing competitive presence of farmer cooperatives which sell competitive products at lower margins than the Company.


     - The lack of liquidity for the Public Stockholders and the desire of Daniel B. Tankersley and Julia T. Wells, two significant stockholders owning in the aggregate 27.8% of Class A Common Stock and 7.5% of Class B Common Stock, to sell their shares.



     - No additional equity funds are needed by the Company. Also, the Company would benefit from the cost savings of not being a public company, a factor considered by the Jim Tankersley Family in determining the price and other terms of their offer.


Mr. Tankersley also stated that the Jim Tankersley Family would not vote their controlling voting shares of Class B Common Stock to sell the Company to a third party.

     In responding to the proposal presented by James I. Tankersley at the September 16 meeting of the board of directors, several members of the board of directors expressed their view that they had possible or actual conflicts of interest in considering the proposal either as a result of being a member of the Jim Tankersley Family, being a current and prospective employee and officer of the Company, or being a relative or a business associate of a relative of the Jim Tankersley Family. In light of these possible and actual conflicts of interest, the board of directors formed the special committee, comprised of disinterested directors, Dr. Joseph A. Geary and John S. Wilder, who was elected Chairman of the special committee. The special committee was created for the purpose of evaluating and making recommendations with respect to the proposal made by the Jim Tankersley Family. The special committee was authorized to retain such financial and legal advisors as it deemed appropriate and to negotiate the terms of any transaction.

     On September 21, the special committee decided to retain the law firm of Doramus, Trauger & Ney ("DTN") as its legal counsel. After being engaged, DTN discussed with the special committee its roles and responsibilities, and the process of selecting a financial advisor. The special committee interviewed two investment banking firms to act as its financial advisor and on September 25, the special committee engaged J.C. Bradford as the special committee's financial advisor. J.C. Bradford was selected by the special committee because of its expertise and reputation in the areas of mergers and acquisitions, "going private" transactions and providing financial advisory services to special committees as well as its experience with transactions involving similar industries and companies.


     Following its engagement on September 25, J.C. Bradford reviewed financial and operating information relating to the Company. On October 5, J.C. Bradford presented an overview of the financial analyses it intended to use as well as its preliminary view that the proposed consideration of $3.00 might be inadequate. On October 14, the special committee met with representatives of DTN and J.C. Bradford to discuss J.C. Bradford's analysis of the proposal. At the October 14 meeting, J.C. Bradford presented its conclusion that based on its analysis of discounted cash flow, EBITDA multiples and book value, the proposed consideration of $3.00 was inadequate. The special committee also discussed with representatives of DTN the fiduciary duties and legal standards applicable to the special committee. DTN advised the special committee that it was under no obligation to recommend any agreement with the Jim Tankersley Family, unless it determined that any such agreement was advisable and in the best interests of the Public Stockholders and the Company. The special committee determined that pursuing an offer from the Jim Tankersley Family and considering such a transaction was in the best interests of the Public Stockholders and the Company for a number of reasons, including (i) the lack of appreciation in the price of the Common Stock, (ii) the historically low trading volume of the Common Stock, (iii) the competitive position of the Company, (iv) the fact that the Company's current line of business was generally not perceived by analysts to be a growth industry, and (v) the consolidating nature of the frozen food industry. In light of this determination, the special committee requested its financial and legal advisors to negotiate with the Jim Tankersley Family to obtain a higher price than $3.00 per share. For information regarding the market price and historical trading volume of the Common Stock, see "Market Price and Dividend Information."



     During October and November, representatives of J.C. Bradford and DTN continued their review of financial and other information about the Company, conducted interviews of management of the Company, considered the availability of alternatives to the merger transaction and met with a representative of the Jim Tankersley Family to negotiate a merger price of more than $3.00 per share. During the negotiations, Mr. Tankersley discussed the factors which he believed indicated that $3.00 per share was a fair price for the Common Stock, including the poor prospects for earnings growth in light of the consolidation of the Company's competitors and customers and the need for increasing capital expenditures to remain competitive, the lack of liquidity in the trading markets for the Common Stock, and the approximate 20% market premium which the $3.00 offer presented to the Public Stockholders. Representatives of DTN and J.C. Bradford continued to express the view that $3.00 was not adequate and to seek a higher price, indicating that it was unlikely that the current proposal would be recommended to the board of directors. In response, representatives of the Jim Tankersley Family requested the special committee to make a specific counter-offer which would include both a proposed price per share and the other principal terms of a potential transaction.



     On November 23, the special committee met with representatives of J.C. Bradford and DTN to receive a report on the negotiations with the Jim Tankersley Family. J.C. Bradford representatives discussed the results of the negotiations, each of the Jim Tankersley Family's arguments supporting their position that $3.00 per share was a fair price for the Common Stock and the request for a specific counter-offer by the special committee. Additionally, J.C. Bradford presented a financial valuation overview of the Company, including analyses of comparable transactions, discounted cash flow, liquidation and leveraged buyout transactions, as well as historical trading data. After discussions with representatives of DTN and J.C. Bradford, the special committee determined to propose a price of $3.85 per share. In addition, the special committee determined to present the following additional terms to the Jim Tankersley
Family: (i) any transaction which implemented the merger must be approved and adopted by a majority of the Public Stockholders, (ii) the Public Stockholders must have appraisal rights, and (iii) the Company's reimbursement of the expenses of the Jim Tankersley Family must be limited if the merger were not completed for any reason other than a breach of the merger agreement by the Company. The special committee instructed DTN to attempt to negotiate a merger agreement with the Jim Tankersley Family on these terms, including a price of $3.85 per share. The special committee believed, based on previous negotiations with the Jim Tankersley Family, that the Jim Tankersley Family would not consider a price higher than $3.85 per share. The special committee also considered the analyses presented by J.C. Bradford, including the trading history of the Common Stock and the fact that a price of $3.85 per share would exceed the highest price at which substantially all of the shares of Common Stock had traded during the previous 12 months.



     From November 23 to December 8, representatives of DTN engaged in negotiations with representatives of the Jim Tankersley Family. On December 8, the special committee met to receive a report of DTN on the status of the negotiations with the Jim Tankersley Family. DTN representatives reported that the Jim Tankersley Family had rejected the special committee's counter-offer of $3.85 per share and the other terms proposed by the special committee. DTN representatives reported that counsel for the Jim Tankersley Family had indicated that they would accept an offer on the following terms: (i) a price of $3.50 per share; (ii) appraisal rights for the Public Stockholders but with the limitation that the Jim Tankersley Family would have a right to withdraw from the transaction if more than 250,000 shares of Common Stock sought appraisal rights; (iii) any vote of the Public Stockholders must include the votes of Daniel B. Tankersley and Julia T. Wells; (iv) payment by the Company of the expenses of the Jim Tankersley Family if the transaction did not close; and (v) the right to withdraw if there occurred a material adverse change with respect to the Company. J.C. Bradford representatives presented its valuation analysis, including analyses relating to comparable companies, comparable transactions, discounted cash flow, liquidation and historical trading data. Based on its analysis, J.C. Bradford reported that they believed that J.C. Bradford could render an opinion that $3.50 per share is a fair price for the Common Stock from a financial point of view. The special committee then discussed further the proposed price of $3.50 per share and the other terms of the Jim Tankersley Family's offer, including the importance of the vote of the Public Stockholders, the appraisal rights, and the impact of the participation of Daniel B. Tankersley and Julia T. Wells on any vote of the Public Stockholders. The special committee discussed the requirement of allowing withdrawal of the offer in the event of a material adverse change with respect to the Company. The special committee determined that such right should be limited to changes outside the control of the Jim Tankersley Family. After discussion, the special committee adopted the position that the Company should reimburse the costs of the Jim Tankersley Family only in the event the transaction did not close because the special committee determined to withdraw its recommendation of the transaction. The special committee determined to meet again to consider further whether or not to accept the proposed terms.



     On December 14, the special committee met with its financial and legal advisors to consider again the Jim Tankersley Family's revised proposal. Representatives of J.C. Bradford confirmed its previous advice to the special committee that they believed J.C. Bradford could opine that $3.50 per share was fair from a financial point of view, subject to their review of the Company's most recent operating results. The special committee discussed with its financial advisors whether there was another potential buyer for the Company that might be willing to offer a higher price per share. The representatives of J.C. Bradford noted that the Jim Tankersley Family proposal had been public since September 1998 and no other proposals had been submitted. Based on their experience and considering the totality of the surrounding circumstances, including the Jim Tankersley Family's controlling position and Mr. Tankersley's stated position that the members of the Jim Tankersley Family would not sell their common stock to a third party, they stated that they did not believe that there would be another offer for the Company and that there were no alternative transactions the special committee could reasonably consider. Accordingly, the special committee determined it would not consider further any unaffiliated or other transactions unless circumstances changed. The special committee discussed whether the Jim Tankersley Family might be willing to pay more than $3.50 per share and instructed DTN representatives to contact counsel for the Jim Tankersley Family and attempt to obtain an offer of $3.60 per share. The special committee adjourned while DTN representatives contacted counsel for the Jim Tankersley Family who after discussing the $3.60 proposal with the Jim Tankersley Family stated that the Jim Tankersley Family was firm that $3.50 per share was their final offer. The special committee then determined that it would consider recommending that the board of directors approve a transaction at $3.50 per share, provided that approval and adoption of the transaction by a majority of the Public Stockholders was a condition to the Company's obligation to consummate the transaction, and provided further that other outstanding issues relating to the terms of the Jim Tankersley Family's proposal could be resolved to the special committee's satisfaction.



     On December 21, the special committee met with its financial and legal advisors. DTN reviewed with the special committee a letter to the board of directors received by the Company in December from Robert I. Strougo, a stockholder of the Company, reflecting his conclusion that $3.00 per share was not an acceptable offer. See "Stockholder Litigation." Following the discussion of the letter from Mr. Strougo, J.C. Bradford representatives presented an analysis of the $3.50 offer from a financial point of view, including analyses relating to comparable companies, comparable transactions, discounted cash flow, liquidation and historical trading data. Based on its analysis, J.C. Bradford stated it could deliver an opinion that $3.50 per share was fair to the public stockholders from a financial point of view. The special committee discussed the J.C. Bradford analysis and the special committee's belief that $3.50 per share was the highest price that would be offered by the Jim Tankersley Family. The special committee next reviewed with DTN a draft of the merger agreement and discussed a number of issues to be negotiated with representatives of the Jim Tankersley Family, including the issue of the merger agreement being approved and adopted by the Public Stockholders and whether the votes of Daniel B. Tankersley and Julia T. Wells would be counted in that vote.



     During December 1998 and January 1999, representatives of the special committee and of the Jim Tankersley Family negotiated the terms of the merger agreement. On January 20, the special committee met with representatives of J.C. Bradford and DTN to review the analysis of J.C. Bradford and the results of the negotiation of the terms of the merger agreement. Representatives of J.C. Bradford presented an updated analysis of the proposed merger price of $3.50 per share and delivered J.C. Bradford's written opinion to the effect that $3.50 is fair to the Public Stockholders from a financial point of view. DTN reviewed the status of the negotiations of the terms of the merger agreement and reported that the Jim Tankersley Family would not agree to a provision requiring approval and adoption of the merger agreement by a vote of a majority of the Common Stock held by the Public Stockholders excluding the votes of Daniel B. Tankersley and Julia T. Wells. DTN noted that they believed that the Jim Tankersley Family would agree to a provision requiring the approval and adoption of the merger agreement by a vote of a majority of Common Stock held by the Public Stockholders who vote, including the votes of Daniel B. Tankersley and Julia T. Wells. At this meeting and at meetings on January 21 and 22, the special committee discussed with representatives of DTN the issue of what vote of the Public Stockholders should be required to approve and adopt the merger agreement. The special committee considered the impact of the Common Stock which could be voted by Daniel B. Tankersley and Julia T. Wells on the potential outcome of the Public Stockholders' vote. The special committee also considered whether to require approval and adoption of the transaction by a majority of the Common Stock held by Public Stockholders or approval and adoption by a majority of the Common Stock actually voted by the Public Stockholders. The special committee asked DTN to continue to negotiate this issue.



     On January 27, the special committee met and DTN reported that the Jim Tankersley Family would agree only to a requirement that the transaction be approved and adopted by a vote of the Public Stockholders who voted and which included the votes of Daniel B. Tankersley and Julia T. Wells. The special committee discussed this issue as well as the other open issues in the merger agreement. The special committee also discussed whether the Jim Tankersley Family would in fact sell to a third party and asked DTN to raise that question.



     On February 4, the special committee met with the representatives of DTN. DTN reported to the special committee that counsel to the Jim Tankersley Family had repeated that the Jim Tankersley Family would not be willing to sell their Common Stock to any third party. The special committee determined that, in its view, it was unlikely that there would be another potential purchaser of Common Stock owned by the Public Stockholders because it believed that the Jim Tankersley Family would not sell their Common Stock and a third party purchaser would not want to acquire a minority position in the Company. The special committee also expressed its view that the price of $3.50 per share was the best price which could be negotiated by it with the Jim Tankersley Family. After reviewing the benefits of the revised proposal, the special committee voted unanimously to recommend to the board of directors approval of the revised proposal subject to the negotiation of a satisfactory merger agreement which included appraisal rights and the approval and adoption of the merger agreement by the vote of a majority of the Common Stock held by Public Stockholders who actually voted including the votes of Daniel B. Tankersley and Julia T. Wells. DTN next reviewed the status of the negotiations on the merger agreement and in particular reviewed with the special committee the conditions to the obligations of the Jim Tankersley Family to close the proposed transaction, including the proposed condition relating to the actual or prospective loss of a significant customer. After discussion, the special committee concluded that after the merger agreement had been approved and adopted by the requisite vote of the Public Stockholders, the Jim Tankersley Family should not be able to exercise their right not to close based on the loss of a significant customer condition and no such condition should be exercisable based on information which the Jim Tankersley Family had a reasonable basis to know at the time the merger agreement was executed. On that basis, DTN was asked to continue its negotiations of the merger agreement.



     During February and March, representatives of the special committee and of the Jim Tankersley Family continued to negotiate the terms of the merger agreement. On February 18, the special committee met and reaffirmed that subject to the satisfactory negotiation of the terms of the merger agreement they were prepared to recommend to the board of directors approval of the proposed merger agreement providing $3.50 per share to the Public Stockholders. On March 5, the special committee met to discuss the issues remaining unresolved on the merger agreement, including issues relating to the payment by the Company of the expenses of the Jim Tankersley Family and relating to the conditions to the obligations of Jim Tankersley Family to close the proposed merger. During the course of negotiations between DTN and counsel to the Jim Tankersley Family, these issues were negotiated in a series of arm's-length discussions, which the special committee believed resulted in several issues being resolved favorably for the Public Stockholders. These favorably resolved issues included the agreements of the Jim Tankersley Family that expenses of the Jim Tankersley Family would not be paid by the Company if there were a breach of the terms of the Merger Agreement by Pictsweet LLC or UF Acquisition Corp., if the Required Stockholder Vote were not obtained or if the number of dissenting shares were to equal or exceed 250,000, and that the Jim Tankersley Family's ability not to close the transaction based upon various conditions would be substantially limited once the Required Stockholder Vote had been obtained.



     On March 18 and April 5, the special committee met to discuss the results of the negotiations and their proposed recommendation to the board of directors. At these meetings, DTN discussed the litigation filed by Rolfe Glover, a stockholder, in a Delaware Court of Chancery on March 8. On May 10, the special committee met with representatives of DTN and J.C. Bradford to consider finalizing their recommendation to the board of directors. At this meeting, J.C. Bradford updated its analysis and confirmed its earlier opinion that the merger consideration of $3.50 was fair to the Public Stockholders from a financial point of view. The special committee discussed its previous proposed recommendation, the results of the negotiations of the merger agreement and its belief that the Jim Tankersley Family would not sell their shares of Common Stock, and would not vote such shares for any acquisition proposal made by a third party. Based upon the existing circumstances and on the information and advice received since September 16, the special committee determined unanimously that the proposed merger was fair to and in the best interests of the Public Stockholders and recommended to the board of directors the approval of the merger agreement. The special committee further approved its written report prepared by DTN and directed that it be provided to the board of directors.


     On May 10, following the special committee meeting, the board of directors met and the Chairman of the special committee presented the written report and recommendation to the board of directors. Representatives of J.C. Bradford confirmed that J.C. Bradford was prepared to deliver a written fairness opinion to the board of directors and distributed to the board of directors materials supporting its opinion. The board of directors deferred action on the recommendation of the special committee to provide the board of directors with an opportunity to review the recommendation and related materials.


     On May 14, at a meeting of the board of directors, the special committee, along with representatives of DTN and J.C. Bradford, recommended the merger agreement to the board of directors on the terms negotiated by the special committee. Presentations were made by J.C. Bradford regarding the fairness of $3.50 per share to the Public Stockholders from a financial point of view, by DTN as to the terms of the merger agreement, and by counsel to the Company as to the fiduciary obligations of the directors and J.C. Bradford delivered its written fairness opinion to the board of directors. The board of directors determined that the merger was advisable and was fair to, and in the best interests of, the Company and the Public Stockholders, and adopted resolutions to determine that the merger agreement was advisable and to approve the merger and the merger agreement, and to recommend that the holders of Common Stock vote to approve and adopt the merger agreement. The merger agreement was then executed and delivered by authorized representatives of the Company and the Jim Tankersley Family. Following the close of trading of the Common Stock on the American Stock Exchange and the Pacific Exchange, the Company and the Jim Tankersley Family issued a press release on May 14 disclosing that the Company and the Jim Tankersley Family executed the definitive merger agreement pursuant to which the Jim Tankersley Family would acquire all the shares held by Public Stockholders at price of $3.50 per share in cash.

PURPOSE AND STRUCTURE OF THE MERGER


     For the Jim Tankersley Family, the purpose for the merger is to acquire all the equity interests of the Company represented by the shares held by Public Stockholders for the reasons described below. The Jim Tankersley Family has advised the Company in connection with its proposal of the merger, that they would not sell their shares of Common Stock to any third party or vote their shares to approve a competing transaction or the liquidation of the Company. In the merger, each share held by Public Stockholders will be converted into the right to receive $3.50 in cash. The acquisition of the shares held by Public Stockholders has been structured as a cash merger in order to provide a prompt and orderly transfer to the Jim Tankersley Family of ownership of the equity interests represented by the shares held by Public Stockholders and prompt payment in cash of the merger consideration to the Public Stockholders.



     In determining to acquire the shares held by Public Stockholders at this time, the Jim Tankersley Family focused on a number of factors, including (i) the nature of the Company's business and recent developments in the industries in which the Company competes, (ii) requests of Daniel B. Tankersley and Julia
T. Wells for a transaction resulting in cash for their Common Stock, as well as similar requests made from time to time by stockholders who were not affiliates of the Company and (iii) the advantages and disadvantages of remaining registered under the Exchange Act. Among the considered advantages of remaining a publicly traded company registered under the Exchange Act were the availability of a trading market which provided an opportunity for public sale of shares by stockholders and for capital raising activities of the Company. Among the considered disadvantages of remaining a publicly traded company were the costs of being a public company and the inability to develop a liquid trading market supported by research analysts. The primary benefit to the Public Stockholders is the opportunity to sell all of their Common Stock at a cash price which represents a premium over trading prices in effect immediately prior to the announcement of the merger. The structure of the transaction as a cash merger provides a cash payment at a premium price to all holders of outstanding shares held by Public Stockholders and an orderly transfer of ownership of the equity interests represented by the shares held by Public Stockholders to the Jim Tankersley Family. The structure of the merger also ensures the acquisition by the Jim Tankersley Family of all the outstanding shares held by Public Stockholders.


     Following the merger, it is anticipated that the Common Stock will be delisted from the American Stock Exchange and the Pacific Exchange and the registration of such securities under the Exchange Act will be terminated, thereby allowing the Company to eliminate certain overhead costs (including the time devoted by its employees and the fees and expenses of various professional advisors and service providers of the Company) which relate exclusively to the Company being a public company. See "-- Plans for the Company After the Merger" and "-- Certain Effects of the Merger."

RECOMMENDATION OF THE SPECIAL COMMITTEE


     The board of directors created the special committee, which consists of two disinterested directors, for purposes of evaluating and making recommendations to the board of directors with respect to the offer by the Jim Tankersley Family. The special committee retained DTN as its legal counsel and J.C. Bradford as its financial advisor to assist it in negotiating and determining the fairness of the merger on behalf of the Public Stockholders. On January 20, 1999, the special committee received a written opinion of

J.C. Bradford as to fairness of the merger consideration for the Public Stockholders from a financial point of view and on May 10, 1999, the special committee, after receiving an oral opinion of J.C. Bradford confirming its January 20, 1999 written opinions, reached the following conclusions:


     - the Jim Tankersley Family stated that they were not willing to sell their Common Stock to any third party;


     - the sale of the Common Stock is in the best interest of the Public Stockholders;


     - the best price that can be negotiated by the special committee with the Jim Tankersley Family is $3.50 per share;

     - the proposed purchase price of $3.50 per share is a fair price for the Common Stock;

     - the terms of the merger agreement on substantially the terms of the draft of March 9, 1999, including, without limitation, the nature of the parties' representations, warranties, covenants and agreements and the conditions of obligations of Pictsweet LLC and UF Acquisition Corp. are reasonable;


     - the merger is fair to the Public Stockholders; and


     - the special committee recommends that the board of directors approve the merger agreement on the terms described in the merger agreement, including a price per share of $3.50.


     The special committee, in reaching its conclusion that the merger and merger agreement are fair to the Public Stockholders, and in determining to recommend approval of the merger and the merger agreement to the board of directors, considered a number of factors, including, without limitation:



     - The oral and written presentations of J.C. Bradford to the special committee on January 20, 1999 and May 10, 1999 and the written opinion of J.C. Bradford, dated January 20, 1999, and confirmed orally on May 10, 1999 and in writing on May 14, 1999, to the effect that, as of the date of such opinion and based upon and subject to assumptions and limitations stated therein, the $3.50 per share of Common Stock to be received by the Public Stockholders in the merger is fair to the Public Stockholders from a financial point of view. See "-- Opinion of the Special Committee's Financial Advisor." The written opinion of J.C. Bradford as delivered to the board of directors on May 14, 1999 and updated as of the date of this proxy statement is attached hereto as Appendix B. Public Stockholders are urged to, and should, read such opinion in its entirety, including the assumptions and limitations set forth therein.



     - The oral and written presentations of J.C. Bradford with respect to (i) recent market prices of the Common Stock; (ii) historical market prices of the Common Stock; (iii) net book value; (iv) going concern value; and
       (v) liquidation value, as well as the price paid by the Company for shares of Common Stock in the issuer tender offer in 1997 which was oversubscribed at a price of $2.50 per share.



     - The Jim Tankersley Family's stated position that they would not sell their shares of Common Stock to a third party or vote their shares to approve a competing transaction or the liquidation of the Company, as well as the absence of any offers from unaffiliated third parties for such a transaction.



     - The special committee's conclusion that $3.50 per share represented the highest price that the special committee could negotiate with the Jim Tankersley Family. This determination was the result of the special committee's extensive and arms'-length negotiations with the Jim Tankersley Family in an attempt to obtain the highest possible price for the Public Stockholders. The special committee retained DTN and J.C. Bradford, unaffiliated representatives, to act on behalf of the special committee in such negotiations.



     - The terms of the merger agreement, including without limitation, the amount and form of the merger consideration; the nature of the parties' representations, warranties, covenants and agreements; and the conditions to the obligations of the Jim Tankersley Family and the Company. In this regard, the special committee considered the extensive and arms'-length nature of the negotiations relating to the merger agreement and considered significant the negotiated requirement that the merger agreement be approved and adopted by the Required Stockholder Vote as a condition to the Company's obligation to consummate the merger. Although the transaction is not structured to require the approval of a majority of the stockholders who are not affiliates of the Company, the special committee believed that the terms of the merger agreement provide procedural fairness because (i) the Required Stockholder Vote requires the affirmative vote of a majority of all shares of Common Stock held by Public Stockholders which are actually voted "For" or "Against" the proposal and (ii) the interests of the Public Stockholders who are not affiliates of the Company are aligned with the interests of Daniel B. Tankersley and Julia T. Wells who as directors may be deemed to be affiliates of the Company and who are sellers of the Common Stock they own. The special committee also viewed favorably the fact that the merger agreement contained a limited number of representations and warranties by the Company, a limited number of conditions to consummation of the merger, making consummation of the transaction more likely than one in which the agreement imposed more significant conditions to consummation, and the requirement that the merger agreement contain only limited conditions to closing which could be exercised by the Jim Tankersley Family or UF Acquisition Corp. after the vote of the Public Stockholders in favor of the merger. The special committee also considered the fact that the merger agreement could be terminated without making any payment to the Jim Tankersley Family (other than payment for fees and expenses) if the special committee withdrew its recommendation of the merger agreement or the merger and the Company's right to terminate the merger agreement if the Jim Tankersley Family does not deliver a written financing commitment substantially on the terms presented to the special committee in the merger agreement within fifteen (15) days of the execution of the merger agreement.


     - The fact that the merger consideration represented (i) a 47% premium over the last reported sales price ($2.375) of the Class A Common Stock and a 40% premium over the last reported sales price ($2.50) of the Class B Common Stock on September 15, 1998, the last trading day immediately preceding the public announcement of the proposal by the Jim Tankersley Family; (ii) a 33% premium over the last reported sales price ($2.63) of the Class A Common Stock and a 24% premium over the last reported sales price ($2.81) of the Class B Common Stock on September 9, 1998, the day one week preceding the announcement of the negotiations; and (iii) a 27% premium over the last reported sales price ($2.75) of the Class A Common Stock and a 28% premium over the last reported sales price ($2.72) of the Class B Common Stock on September 16, 1997, the last day that the Common Stock traded one year prior to the announcement of the negotiations.

     - The fact that book value per share of the Common Stock was $6.79 as of February 28, 1999 and that J.C. Bradford concluded that a reasonable liquidation value in an orderly liquidation was $2.51 per share. The special committee also considered the stated position of the Jim Tankersley Family that they would not vote their shares in favor of a liquidation.

     - The special committee's knowledge of the business, financial condition, results of operations and prospects of the Company. The members of the special committee were generally familiar with and knowledgeable about the Company's affairs, including the present and possible future economic and competitive environment in which the Company operates its businesses.


     - The historical trading prices of the Common Stock and the limited trading volume and market sponsorship for the Common Stock, which has resulted in limited liquidity for the Public Stockholders. Also, the special committee considered that the Jim Tankersley Family indicated that they would not sell their shares of Common Stock to a third party, and that, since the public announcement of the Jim Tankersley Family's offer on September 16, 1998, and, during the 18 months preceding such announcement, the special committee was not aware of any third party which had expressed any interest in acquiring, or making an offer to acquire, the Company.



     - The special committee considered that dissenters' rights of appraisal will be available to the holders of Common Stock under Delaware law, thereby providing Public Stockholders with the opportunity to seek a judicially determined appraisal of fair value of the Common Stock as an alternative to the merger consideration.



     - The special committee considered the fact that if the merger agreement were approved and adopted, the Public Stockholders would not participate in any future growth of the Company. Because of the risks and uncertainties associated with the Company's future prospects in light of the competitive and consolidating conditions in the industries in which the Company operates and the limited trading market for the Common Stock, the special committee concluded the merger was preferable to maintaining the publicly held status of the Company with a speculative future return for the Public Stockholders.


     - The special committee considered that it was composed of disinterested directors, none of whom were employed by or affiliated with the Company (except as directors) or would have any interest in the Company after the merger. The special committee also considered that it had retained and was advised by its own legal counsel and financial advisor who were independent of the Company and the Jim Tankersley Family and who negotiated on behalf of the special committee, assisted the special committee in evaluating the merger and provided the special committee with financial and legal advice.

     In view of the number and disparate nature of the factors considered by the special committee, the special committee did not assign relative weights to the factors considered in reaching its conclusions. The special committee did, however, rely significantly on the presentations and opinion of J.C. Bradford described above.


     On May 10, 1999, following a presentation by J.C. Bradford to the special committee of its opinion that the $3.50 per share of Common Stock to be received by the Public Stockholders in the merger is fair to the Public Stockholders from a financial point of view, the special committee concluded that the merger and the merger consideration are fair to the Public Stockholders and recommended to the board of directors that it approve the merger and the merger agreement.


RECOMMENDATION OF THE BOARD OF DIRECTORS


     On May 14, 1999, after consideration of the matters described above under "-- Recommendation of the Special Committee", by unanimous vote of all directors of the Company, based on the recommendation and approval of the special committee, the board of directors (i) determined that the merger agreement was advisable and is fair to, and in the best interests of, the Company and the Public Stockholders, including without distinction all holders of Class A Common Stock and Class B Common Stock, (ii) approved the merger agreement and (iii) recommended that the stockholders approve and adopt the merger agreement. In considering the recommendation of the board of directors with respect to the merger, stockholders should be aware that certain officers and directors of the Company and Pictsweet LLC have interests in the merger which may present them with certain potential and actual conflicts of interest in connection with the merger. See "-- Interests of Certain Persons in the Merger." In view of the number and disparate nature of the factors considered by the board of directors, it did not assign relative weights to the factors considered in reaching its conclusions.


OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR


     J.C. Bradford was retained by the special committee to assist the special committee in evaluating the proposed merger and to render its opinion as to the fairness from a financial point of view of the consideration to be received by the Public Stockholders in the merger. J.C. Bradford is a nationally recognized investment banking firm that engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. J.C. Bradford was selected as the special committee's financial advisor based upon such expertise.



     On January 20, 1999, J.C. Bradford delivered its written opinion, which was confirmed orally on May 10, 1999 and in writing on May 14, 1999, and as of the date of this proxy statement, to the special committee to the effect that, as of such date, the merger consideration was fair to the Public Stockholders from a financial point of view. J.C. Bradford's opinion is directed only to the fairness from a financial point of view of the merger consideration to be received by the Public Stockholders in the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the merger. J.C. Bradford conducted valuation analyses of the Common Stock and evaluated the merger consideration, but was not asked to and did not recommend a specific per share price to be issued pursuant to the merger. J.C. Bradford's opinion does not address the likely tax consequences of the merger to any Public Stockholder. In addition, J.C. Bradford's opinion does not address the relative merits of the proposed merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company might engage. J.C. Bradford did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries or affiliates and has not been provided with any such evaluation or appraisal. The full text
of J.C. Bradford's written opinion dated July   , 1999, which sets forth the
assumptions made, procedures followed, matters considered, and limits of its review undertaken in connection with the opinion, is included as Appendix B and is incorporated by reference herein. The Public Stockholders are urged to and should read such opinion in its entirety. J. C. Bradford's written opinion is available for inspection and copying at the Company's principal executive offices during its regular business hours by any interested stockholder or their representative who has been so designated in writing.


     In conducting its analyses and delivering its opinion, J.C. Bradford considered such financial and other factors as it deemed appropriate and feasible under the circumstances including, among other things, (i) the merger agreement; (ii) the historical and current financial position and results of operations of the Company, as set forth in its periodic reports and proxy materials filed with the Securities and Exchange Commission; (iii) certain internal operating data and financial analyses and forecasts for the year beginning March 1, 1999 and ending February 28, 2000, prepared by the Company's senior management; (iv) certain internal operating data of the Company for the fiscal years beginning March 1, 1980 and ending February 28, 1999; (v) reported securities trading data of the Company; (vi) certain financial and market data of certain other companies, the securities of which are publicly traded, that J.C. Bradford believed to be comparable to the Company or relevant to the merger; (vii) the financial terms of certain other transactions that J.C. Bradford believed to be comparable to the merger or otherwise relevant; (viii) the results of certain stock repurchase programs carried out by the Company in the recent past; and (ix) such other financial studies, analyses, and investigations as J.C. Bradford deemed appropriate for purposes of its opinion. J.C. Bradford also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition, and future prospects of the Company.

     J.C. Bradford also took into account its assessment of general economic, market, and financial and other conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the industry in which the Company operates. J.C. Bradford reviewed and analyzed competitive pressures in the food distribution industry generally and found that, over the last few years, the industry has experienced overcapacity, consolidation of competitors and customers, "slotting" pressures (in which grocery chains essentially require food distributors "rent" space for their products in the stores), and the increasing strength of farmer cooperatives. These circumstances have placed severe margin and market share pressures on food distributors generally and have accounted, in part, for the stagnation of some of the industry's publicly traded securities. In fact, during the pendency of the special committee's assignment, no fewer than twelve grocery store chains were acquired by grocery wholesalers or other grocery store chains. Moreover, J.C. Bradford noted that only one other public company, Hanover Foods Corporation ("Hanover Foods"), remains primarily in the frozen vegetable processing business. J.C. Bradford also noted that there is limited market liquidity for the shares of the Common Stock and that sales of a significant number of shares probably would have the effect of reducing the price. In light of these matters, J.C. Bradford concluded that the Company would likely remain under severe margin pressures with a corresponding stagnation in the price of the Common Stock.

     J.C. Bradford's opinion is necessarily based upon general economic, market, financial and other conditions as they existed on the date of the opinion and the information made available to J.C. Bradford through such date. For purposes of the opinion, J.C. Bradford relied upon and assumed the accuracy, completeness, and fairness of the financial and other information made available to it and did not assume responsibility for independent verification of such information. J.C. Bradford has also assumed, and the management of the Company has represented, that internal operating data and financial analyses and forecasts supplied to J.C. Bradford by the Company had a reasonable basis and reflected the best currently available estimates and judgments of the Company's management as to the recent and likely future performance of the Company. J.C. Bradford also relied upon the representations of the Company's management that they were not aware of any information or fact that would make the information provided to J.C. Bradford incomplete or misleading. J.C. Bradford was not authorized by the special committee or the Company to solicit, and did not solicit, other entities for purposes of considering an alternative to the merger. No limitations were imposed by the special committee or the Company on the scope of J.C. Bradford's investigation or the procedures to be followed in rendering its opinion. The opinion was based upon the information available to J.C. Bradford and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after such date could materially affect the assumptions used in preparing the opinion and J.C. Bradford has no duty or obligation to update or amend its opinion, or otherwise advise the special committee or any other party or person, of the occurrence of any such events.

     In preparing its report to the special committee, J.C. Bradford performed a variety of financial and comparative analyses and considered a variety of factors, including (i) comparable company analysis; (ii) comparable transaction analysis; (iii) discounted cash flow analysis; (iv) premium analysis; (v) stock price analysis; (vi) stock trading analysis; and (vii) liquidation analysis. The summary of J.C. Bradford's analyses set forth below does not purport to be a complete description of the analyses underlying J.C. Bradford's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, J.C. Bradford did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, J.C. Bradford believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. With respect to the comparable company analysis summarized below, no company used as a comparison is identical to the Company and such analysis necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned. The analyses performed by J.C. Bradford are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, J.C. Bradford does not assume responsibility if future results are materially different from those forecast.

     The following is a summary of the report presented by J.C. Bradford to the special committee on May 10, 1999 and the board of directors on May 14, 1999:


     Comparable Company Analysis. The purpose of this analysis is to consider the fairness of the merger consideration from a financial point of view by reviewing certain financial and operating data of the Company to that of comparable companies. Using publicly available information, J.C. Bradford reviewed certain financial and operating data for three publicly traded companies (Hanover Foods Corp., Smithfield Companies, Inc. and Sylvan, Inc.) engaged in businesses with characteristics similar to the Company and with total market capitalization under $100 million that shared the Company's SIC code (the "Small Cap Comparable Company Group"). J.C. Bradford calculated the current market price of each company in the Small Cap Comparable Company Group as a multiple of the latest available twelve months ("LTM") earnings ("LTM P/E") which ranged from 4.8x to 12.6x, with an average of 9.4x; current equity value as a multiple of book value ("Book Value Multiple"), which ranged from 0.7x to 1.4x, with an average multiple of 1.1x; and total firm value (defined as equity market value plus net debt) as a multiple of LTM earnings before interest, depreciation and taxes ("EBITDA") (the "EBITDA Multiple"), which ranged from 3.6x to 5.6x, with an average of 4.7x, J.C. Bradford compared the Small Cap Comparable Company Group multiples to the corresponding implied multiples in the merger, which were 43.8x LTM P/E for the period ended February 28, 1999, 0.5x Book Value Multiple, and 5.9x EBITDA Multiple, respectively. J.C. Bradford considered that the Book Value Multiple based on the Small Cap Comparable Company Group suggested a value for the Company higher than the merger consideration. However, J.C. Bradford determined that this was only one of many factors and that analyses based on book value were less useful indicators of value than analyses based on earnings and EBITDA in this instance.



     J.C. Bradford also reviewed certain financial data for thirteen publicly traded companies (including the Small Cap Comparable Company Group) engaged in businesses with characteristics similar to the Company (the "Comparable Company Group"). J.C. Bradford calculated the current market price of each company in the Comparable Company Group as a multiple of LTM earnings, which ranged from 4.8x to 25.1x, with an adjusted average multiple (the average excluding the high and low, the "Adjusted Average Multiple") 16.3x; the current market price as a multiple of estimated calendar 1999 earnings ("1999 P/E"), which ranged from 9.1x to 19.0x, with an adjusted average 13.4x; current market price as a multiple of estimated calendar 2000 earnings ("2000 P/E"), which ranged from 7.7x to 17.2x, with an Adjusted Average Multiple of 11.7x; current equity value as a multiple of book value which ranged from 0.6x to 5.9x, with an Adjusted Average Multiple of 1.7x; and total firm value as a multiple of EBITDA, which ranged from 3.6x to 10.8x, with an Adjusted Average Multiple of 7.4x. J.C. Bradford compared the Comparable Company Group multiples to the corresponding implied multiples in the merger, which were 43.8x LTM P/E for the period ended February 28, 1999, 55.4x 1999 P/E, 47.0x 2000 P/E, 0.5x Book Value Multiple, and 5.9x EBITDA Multiple, respectively. J.C. Bradford considered that certain of the values suggested by analyses based on the Comparable Company Group were higher than the merger consideration. However, J.C. Bradford determined that in its professional judgment analyses referencing the Small Cap Comparable Company Group were more meaningful indicators of value in this instance given their greater similarity to the Company.



     Comparable Transaction Analysis. The purpose of this analysis is to consider the fairness of the merger consideration from a financial point of view by reviewing the multiples paid in similar transactions and comparing then to the multiples implied by the merger consideration. J.C. Bradford reviewed the multiples paid in acquisitions of food distribution companies since January 1, 1990. J.C. Bradford calculated the EBITDA Multiple paid for each acquired company, which ranged from 5.5x to 19.1x, with an Adjusted Average Multiple of 12.4x, LTM P/E, which ranged from 7.5x to 73.4x, with an Adjusted Average Multiple of 23.9x, and Book Value Multiple which ranged from 0.5x to 18.3x with an Adjusted Average Multiple of 3.6x. J.C. Bradford compared the Comparable Transaction Group multiples to the corresponding multiples implied in the merger, which were 5.9x EBITDA Multiple, 43.8x LTM P/E and 0.5x Book Value Multiple. Although two of the implied multiples for the merger were lower than the corresponding multiples for the Comparable Transaction Group, J.C. Bradford noted that of the eight transactions with an aggregate consideration under $100 million which are set forth in the table below, only three closed after September 1, 1997, with the remaining five transactions occurring prior to May 1, 1994. Moreover, the EBITDA Multiple for the most recent transaction was not available. J.C. Bradford therefore concluded that the comparable transaction analysis was not as meaningful as the other methodologies that it employed given the scarcity of sufficient comparable data.



               CERTAIN COMPARABLE TRANSACTION GROUP TRANSACTIONS



  DATE ANNOUNCED              ACQUIROR                             TARGET
  --------------              --------                             ------
 October 19, 1990           MANO Holdings                    B. Manischewitz Co.
 January 24, 1992         Burns Philip Inc.                  Durkee-French Foods
  April 9, 1992         Ben Hill Griffin Inc.      Orange Co. (Stoneridge Restaurant Inc.)
 October 12, 1992          Dean Foods Co.                   W.B. Roddenberry Co.
  April 20, 1994        Schreiber Foods Inc.            Arden International Kitchens
September 18, 1997  Chiquita Brands International             Stokely USA Inc.
 October 1, 1997    Chiquita Brands International         American Fine Foods Inc.
February 18, 1998     Agrilink Foods (Pro-Fac)                  Delagra Corp.



     Discounted Cash Flow Analysis. The purpose of this analysis is to consider the fairness of the merger consideration from a financial point of view by discounting to a present value the cash flow the Company is projected to generate. Using discounted cash flow analysis, based on projections obtained from the senior management of the Company, including projected net sales and service revenue of $212.4 million, net income of $.7 million, and projected capital expenditures of $17.4 million for fiscal 2000, J.C. Bradford discounted to present value the future cash flows that the Company is projected to generate through 2004, under various circumstances. J.C. Bradford calculated terminal values for the Company (i.e., the values at the 2004 fiscal year-end) by applying multiples of EBITDA ranging from 5.0x to 7.0x. The cash flow streams and terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0% chosen to reflect different assumptions regarding the Company's weighted average cost of capital. Based on the above described analysis, using the capital expenditure estimates provided by the Company's management team of $17.4 million for fiscal 2000 and 0.0% and 2.5% revenue growth scenarios, respectively, the implied value per share ranged from $0.00 to $5.63 as compared to the closing stock price of the Class A Common Stock and Class B Common Stock on January 19, 1999, of $2.50 and $2.44, respectively. J.C. Bradford also concluded that under the most likely scenario of growth in operating income of up to 2.5% through fiscal 2004, and a 6.0x EBITDA exit multiple and applying a 10.0% discount rate to that scenario, the implied value per share ranged from $1.46 to $2.99.



     Premium Analysis. The purpose of this analysis is to consider the fairness of the merger consideration from a financial point of view by comparing the premiums paid in comparable transactions to the premium associated with the merger consideration. J.C. Bradford prepared an analysis of the premiums paid in 391 completed cash acquisitions of public companies announced after January 1, 1996 where 100% of the target's shares were controlled by the acquiror following the acquisition. J.C. Bradford considered, among other factors, the type of consideration used in the acquisition and the premiums paid based on the closing price of the target's shares at one day, one week, and four weeks prior to the announcement. For all cash acquisitions where 100% of the target's shares were controlled by the acquiror following the acquisition, J.C. Bradford calculated adjusted average premiums of 37.5% and 44.0% at one week and four weeks prior to the announcement, respectively. These premiums, based upon the announcement date of September 16, 1998, imply per share equity values for the Class A Common Stock of $3.62 and $4.23, respectively. These premiums, based upon the announcement date of September 16, 1998 imply per share equity values for the Class B Common Stock of $3.86 and $4.32, respectively. J.C. Bradford also noted that the offer price implied by the merger represents a premium in excess of 40% to the Company's Class A and Class B shares, respectively, one day prior to the announcement.



     Stock Price and Trading Analysis. The purpose of this analysis is to consider the fairness of the merger consideration from a financial point of view based on the historical trading volume and prices of the Common Stock. J.C. Bradford reviewed and analyzed the historical trading volume and prices at which the Common Stock has traded since January 2, 1997. J.C. Bradford noted that trading activity was limited and that the trading market was relatively illiquid. J.C. Bradford also noted that the highest traded price for the Class A Common Stock since January 16, 1998 was $3.94 which occurred in February 1998 and the lowest traded price was $2.38, which last occurred in January 1999. Since January 16, 1998, the highest traded price for the Class B Common Stock was $3.88, which occurred in February 1998, and the lowest traded price was $2.38, which occurred in April 1999.



     Liquidation Analysis. The purpose of this analysis is to consider the fairness of the merger consideration from a financial point of view by estimating the value of the Company if all its assets were sold and all its liabilities were repaid. J.C. Bradford prepared a liquidation analysis analyzing the theoretical residual value of the Company after all assets of the Company were sold and all outstanding liabilities were repaid. Based on discussions with management and other analyses, regarding the likely results of liquidating the Company's perishable inventories, J.C. Bradford noted that the liquidation value of the Company based on management estimates was below $2.00, even though book value of the Company at February 28, 1999 was $6.79 per share. J.C. Bradford considered its discussions with management, the perishable nature of the commodities comprising the Company's inventory, overcapacity in the industries in which the Company operates, supply and demand with respect to the Company's inventory and property and equipment, and such other factors as J.C. Bradford deemed relevant. Moreover, J.C. Bradford noted the stated position of the Jim Tankersley Family that they would not vote their shares in favor of a liquidation. Accordingly, J.C. Bradford concluded that it is unlikely that book value could be realized in a liquidation and that a reasonable liquidation value of the

Company in an orderly liquidation would be $2.51 per share, which is less than the merger consideration.


     J.C. Bradford was engaged by the special committee to render its opinion as to the fairness from a financial point of view of the consideration to be received by the Public Stockholders in the merger. J.C. Bradford has advised the board of directors and the special committee that it does not believe that any person (including any stockholder of the Company) other than the board of directors and the special committee has the legal right to rely upon J.C. Bradford's opinion for any claim arising under state law and that, should any such claim be brought against J.C. Bradford, this assertion will be raised as a defense. In the absence of governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of any person under the federal securities laws or on the rights and responsibilities of the Company's board of directors and the special committee under applicable state law.



     Pursuant to the terms of an engagement letter dated September 29, 1998, the Company agreed to pay J.C. Bradford for acting as financial advisor to the special committee in connection with the merger a cash fee of $185,000 as follows: (i) $25,000 upon execution of the engagement letter; (ii) $25,000 at the conclusion of the first meeting of the special committee; and (iii) the balance when J.C. Bradford rendered the opinion, none of which was contingent upon the consummation of the merger. In addition, the Company has agreed to reimburse J.C. Bradford for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify J.C. Bradford and certain related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under the federal securities laws. This indemnification of J.C. Bradford against liabilities under the federal securities laws may be unenforceable as against public policy. IN THE ORDINARY COURSE OF ITS BUSINESS, J.C. BRADFORD HAS TRADED, AND MAY IN THE FUTURE TRADE, SECURITIES OF THE COMPANY FOR ITS OWN ACCOUNT AND FOR THE ACCOUNTS OF ITS CUSTOMERS AND, ACCORDINGLY, MAY AT ANY TIME HOLD A LONG OR SHORT POSITION IN SUCH SECURITIES.


PLANS FOR THE COMPANY AFTER THE MERGER

     Except as indicated in this proxy statement, the Jim Tankersley Family has no present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, a sale or transfer of a material amount of assets of the Company or any other material changes in the Company's corporate structure or business. The terms of the merger agreement require the Company's directors to tender their resignation, effective as of 12:01 a.m. of the day next after the closing date.

     Upon consummation of the merger, the Jim Tankersley Family intends to retain the Company as a wholly-owned subsidiary of Pictsweet LLC. The Jim Tankersley Family anticipates that the assets, business and operations of the Company will be continued substantially as they are currently being conducted. The Jim Tankersley Family may, however, cause the Company to make such changes as are deemed appropriate and intends to continue to review the Company and its assets, businesses, operations, properties, policies, corporate structure, capitalization and management and consider if any changes would be desirable in light of the circumstances then existing. In addition, the Jim Tankersley Family intends to continue to review the business of the Company and identify synergies and potential cost savings.

PLANS FOR THE COMPANY IF THE MERGER IS NOT CONSUMMATED

     If the merger is not consummated, the Company expects to retain its current directors and officers, although there can be no assurance it will be successful in doing so. There are no plans under such circumstances to operate the Company's business in a manner substantially different than presently operated.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     In considering the recommendations of the board of directors with respect to the merger, the Public Stockholders should be aware that certain officers and directors of the Company have certain interests summarized below that may be in addition to, or different from, the interests of the Public Stockholders. The special committee and the board of directors were aware of these interests and considered them along with other matters described under "-- Recommendation of the Special Committee."



     Common Stock Ownership.  As of July   , 1999, the executive officers and
directors of the Company beneficially owned an aggregate of 1,052,146 shares of Class A Common Stock and 318,283 shares of Class B Common Stock (excluding the shares of Common Stock which may be deemed to be beneficially owned by the Jim Tankersley Family), constituting approximately 35.8% and 7.6% of the total number of shares of Class A Common Stock and Class B Common Stock then outstanding. If the merger is consummated, such persons will receive, in the aggregate, approximately $3,682,511 for their shares of Common Stock. See "Security Ownership of Management and Certain Beneficial Owners."


     Ownership of Interests of Pictsweet LLC and other Pictsweet LLC Relationships. The following directors and executive officers of the Company own interests in Pictsweet LLC:

          James I. Tankersley -- Mr. Tankersley (together with his wife) beneficially owns in excess of 48% of the interests of Pictsweet LLC and controls in excess of 48% of the voting power in Pictsweet LLC. Mr. Tankersley is also President of Pictsweet LLC.

          Darla T. Darnall -- Mrs. Darnall beneficially owns in excess of 17% of the interests of Pictsweet LLC and controls in excess of 17% of the voting power in Pictsweet LLC. Mrs. Darnall is also Secretary of Pictsweet LLC.

          Kelle T. Northern -- Mrs. Northern beneficially owns in excess of 17% of the interests of Pictsweet LLC and controls in excess of 17% of the voting power in Pictsweet LLC. Mrs. Northern is also Treasurer of Pictsweet LLC.

          James W. Tankersley -- Mr. Tankersley beneficially owns in excess of 17% of the interests of Pictsweet LLC and controls in excess of 17% of the voting power in Pictsweet LLC.

     Directors and Officers. The merger agreement provides that after the merger, the officers and directors of the Company will become the officers and directors of the surviving corporation. However, pursuant to the terms of the merger agreement, each director of the Company personally agrees to deliver to Pictsweet LLC, at Pictsweet LLC's request, such director's resignation effective immediately at 12:01 a.m. of the day next after the closing date. It is anticipated that all of the current officers of the Company will become officers of the surviving corporation with similar duties and responsibilities, but there are no written agreements to that effect and no person other than members of the Jim Tankersley Family is expected to own an equity interest in the surviving corporation.

     Indemnification of Officers and Directors. The parties have agreed that for six years, or for the period provided in the applicable statute of limitations, whichever is longer, from and after the effective time of the merger, Pictsweet LLC will or will cause the surviving corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the effective time of the merger to the fullest extent provided under the DGCL or under the Company's Certificate of Incorporation and By-laws in effect on the date of the merger agreement. The Company's Certificate of Incorporation and By-Laws provided for indemnification of the Company's officers and directors under certain circumstances for actions taken on behalf of the Company and the board of directors has authorized the advancement of expenses incurred in defending the litigation relating to the merger subject to the execution of an undertaking to repay such advances in the event it is determined that such officer or director is not entitled to indemnification.

     Special Committee. John S. Wilder, one of the two members of the special committee, owns 1,000 shares of Class B Common Stock which will be exchanged for the merger consideration if the merger is consummated. Mr. Wilder has been a director of the Company since 1979. Joseph A. Geary, the other member of the special committee, owns 1,000 shares of Class A Common Stock which will be exchanged for the merger consideration if the merger is consummated. Dr. Geary has been a director of the Company since 1991. Neither member of the special committee is entitled to a fee for serving on the special committee.

PERSPECTIVE OF THE JIM TANKERSLEY FAMILY, PICTSWEET LLC AND UF ACQUISITION CORP. ON THE MERGER


     For the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp., the purpose of the merger is to acquire all the equity interests of the Company represented by the shares held by the Public Stockholders for the reasons described below. The Jim Tankersley Family has advised the Company that they would not sell their shares of Common Stock to any third party or vote their shares to approve a competing transaction or the liquidation of the Company. In the merger, each share held by a Public Stockholder will be converted into the right to receive an amount in cash equal to the merger consideration, without interest. The acquisition of the shares held by Public Stockholders has been structured as a cash merger in order to provide a prompt and orderly transfer to Pictsweet LLC of ownership of the equity interests represented by the shares held by public stockholders and prompt payment in cash of the merger consideration to the Public Stockholders.



     In determining to acquire the shares held by Public Stockholders at this time, the Jim Tankersley Family focused on a number of factors, including (i) the nature of the Company's business and recent developments in the food industry, (ii) requests of other stockholders (including Daniel B. Tankersley and Julia T. Wells, the brother and sister of James I. Tankersley, respectively) for a transaction resulting in cash for their Common Stock and (iii) the advantages and disadvantages of remaining registered under the Exchange Act. Among the considered advantages of remaining a publicly traded company registered under the Exchange Act were the availability of a trading market which provided an opportunity for public sale of shares by stockholders and for capital raising activities by the Company. Among the considered disadvantages of remaining a publicly traded company were the costs of being a public company and the inability to develop a liquid trading market supported by research analysts. The primary benefit to the Public Stockholders is the opportunity to sell all of their Common Stock at a price which represents a premium over trading prices in effect immediately prior to the announcement of the merger. The structure of the transaction as a cash merger provides a cash payment at a premium price to all holders of outstanding shares held by Public Stockholders and an orderly transfer of ownership of the equity interest represented by the shares held by Public Stockholders to the Jim Tankersley Family. The structure of the merger also ensures the acquisition by the Jim Tankersley Family of all the outstanding shares held by Public Stockholders.



     Each of the members of the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp. has concluded that the merger agreement is fair to the Company and the Public Stockholders based upon the opinion of the financial advisor to the special committee, and the conclusions and the determination of the special committee and the board of directors that the merger agreement was advisable and is fair to, and in the best interests of, the Public Stockholders. None of the Jim Tankersley Family, Pictsweet LLC or UF Acquisition Corp. attached specific weights to any factors in reaching their conclusions, nor did they request or receive any separate reports, opinions or appraisals from an outside party related to the merger agreement.


CERTAIN EFFECTS OF THE MERGER


     As a result of the merger, the entire equity interest of the surviving corporation will be owned by the Jim Tankersley Family. Therefore, following the merger, the Public Stockholders will no longer benefit from any increases in the value of the Company and will no longer bear the risk of any decreases in the value of the Company. In addition, following the merger, the interest of the Jim Tankersley Family in the Company's net book value and net income will increase to 100%. Following the merger, the Jim Tankersley Family will benefit from any increases in the value of the Company and also bear the risk of any decreases in the value of the Company.



     The Public Stockholders will have no continuing interest in the Company following the merger. As a result, the shares of Common Stock will no longer meet the requirements of the American Stock Exchange and the Pacific Exchange for continued listing and will, therefore, be delisted from the American Stock Exchange and the Pacific Exchange.


     The Common Stock is currently registered under the Exchange Act. Registration under the Exchange Act may be terminated upon application of the Company to the Commission if such securities are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of such securities. Termination of registration of the Common Stock under the Exchange Act would mean certain provisions of the Exchange Act, such as the short-swing trading provisions of Section 16(b), the requirement to file periodic reports, the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, would no longer be applicable to the Company. If registration of the shares of Common Stock under the Exchange Act is terminated, the Common Stock would no longer be eligible for listing on the American Stock Exchange or the Pacific Exchange. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company might as a result be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. It is the present intention of the Jim Tankersley Family to seek to cause the Company to make an application for the termination of the registration of the Common Stock under the Exchange Act as soon as practicable after the effective time of the merger.


FEDERAL INCOME TAX CONSEQUENCES


     The following is a summary of the material federal income tax consequences that may be relevant to the stockholders. This discussion does not address all aspects of taxation that may be relevant to particular stockholders or to particular types of stockholders subject to special tax treatment under the federal income tax laws (including, without limitation, tax exempt organizations, insurance companies, financial institutions, broker-dealers, foreign corporations, and persons who are not citizens of the United States), nor does it address the impact of state, local or foreign tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Department of Treasury regulations ("Treasury Regulations"), judicial authority and administrative rulings and practice, all as of the date of this Proxy Statement and all of which are subject to change (possibly retroactively).

     EACH STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISER REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE MERGER, AND OPERATION OF AND POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     The receipt of cash in exchange for Common Stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. A stockholder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the stockholder's adjusted tax basis in that stockholder's Common Stock and the consideration received by the stockholder in the merger. This gain or loss will be calculated separately for each block of Common Stock exchanged by a stockholder. The gain or loss with respect to each block of Common Stock exchanged by a stockholder shall be treated as long-term capital gain or loss if, at the effective time of the merger, the Common Stock was held for more than one year. In the case of individuals, any long-term capital gain will be subject to U.S. federal income tax at a maximum rate of 20% and any short-term capital gains will be subject to U.S. federal income tax at a maximum rate of 39.6%.

     The Company will report to each stockholder and to the Internal Revenue Service ("IRS") the amount of merger consideration received by that stockholder and the amount of tax withheld, if any. Under certain circumstances, a stockholder may be subject to backup withholding at a rate of 31% with respect to the merger consideration paid. Backup withholding will apply only if the stockholder (i) fails to furnish or certify his correct taxpayer identification number ("TIN") to UF Acquisition Corp. in the manner required by the Treasury Regulations, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed properly to report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax exempt organizations. Stockholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a stockholder will be allowed as a credit against such stockholder's United States federal income tax liability and may entitle such stockholder to a refund, provided that the required information is furnished to the IRS.

RISK OF FRAUDULENT CONVEYANCE


     If a court in a lawsuit brought by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, or by the surviving corporation, as debtor in possession, were to find that at the effective time of the merger or at the time the surviving corporation distributed the merger consideration to the Public Stockholders, the surviving corporation (a) made such payment with fraudulent intent, or (b) received less than a reasonably equivalent value or consideration in exchange for the merger consideration, and the surviving corporation (i) was insolvent, (ii) had unreasonably small assets, property or capital in relation to its ongoing business, or (iii) would be unable to pay its debts as they came due or matured, then such court could (A) find that the merger, the merger consideration and the financing thereof constituted fraudulent transfers or conveyances, (B) void the merger and require that the assets of the surviving corporation be placed in a fund for the benefit of the Company's creditors, (C) void the distribution of the merger consideration to the Public Stockholders and require that the Public Stockholders return the same to the surviving corporation or a fund for the benefit of its creditors, and/or
(D) void or modify the rights and obligations with respect to the financing of the merger.


     The measure of insolvency for the purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. Generally, however, the surviving corporation would be considered insolvent if the sum of the surviving corporation's assets is less than the amount that it will be required to pay its probable liability on its debts as they become due. No assurance can be given as to the method a court would use to determine whether the surviving corporation was insolvent at the effective time of the merger or at the time the surviving corporation distributed the merger consideration, nor can assurance be given that a court would not find that the surviving corporation was insolvent at the effective time of the merger. The voiding of the merger consideration as described above could result in the public stockholders losing the entire value of their equity investment in the Company.

     The Company believes that the payments to be made in connection with the merger will be made for proper purposes and in good faith, and that, based on present forecasts and other financial information, the Company is, and the surviving corporation will be, solvent, and will have sufficient assets, property and capital to conduct its ongoing business and pay its debts as they come due and mature. However, no investigation was conducted by, or opinion received from, any independent third party, with respect to the solvency of the Company or the surviving corporation.

ANTICIPATED ACCOUNTING TREATMENT

     It is expected that the merger will be accounted for as a "leveraged recapitalization" under generally accepted accounting principles, with the Company's assets and liabilities carrying over into the surviving corporation at their respective historical bases.

REGULATORY APPROVALS

     No federal or state regulatory approvals are required to be obtained, nor any regulatory requirements complied with, in connection with the consummation of the merger by any party to the merger agreement, except for (i) the requirements of the DGCL in connection with stockholder approvals and adoptions and consummation of the merger and (ii) the requirements of federal securities laws.

SOURCES OF FUNDS; FEES AND EXPENSES


     The total funds required to pay the merger consideration of $3.50 per share to all Public Stockholders, consummate the other transactions contemplated by the merger agreement and pay all related fees, costs and expenses are estimated to be $15.8 million. The sources for the $15.8 million will be available cash and borrowings under the Company's revolving credit facility with First American National Bank ("FANB"). The credit facility was amended and restated on June 30, 1999 to provide for a total amount available of $35 million and to change certain of the restrictive covenants contained in the prior credit facility. Further, the amended and restated credit facility includes the National Bank of Canada ("NBC") as a lending participant along with FANB (each a "Lender" and, together, the "Lenders"). Should the merger not be consummated, the terms and conditions of the credit facility that existed prior to the amendment and restatement will be restored. The Company has been advised that the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp. intend to cause the money borrowed for payment of the merger consideration to be repaid with cash from operations.



     The credit facility matures on June 1, 2002. One-year extensions of the maturity date will be considered annually by the Lenders. The borrowing availability of the Company under the credit facility will generally be limited to an amount determined under a formula that takes into account the amount of certain of the Company's accounts receivables and inventories. The annual interest rate on the credit facility will be either (i) the Lender's Index Rate minus .5%, or (ii) LIBOR plus 1.50%. In addition, the credit facility will be subject to a 0.125% per annum commitment fee on the average unused portion of the commitment. Standby letters of credit will count as "usage." All new standby letters of credit (i) will be issued by FANB as the Issuing Bank, (ii) will have maturities equal to the lesser of either 364 days or the minimum maturity required by the beneficiary, provided that all new standby letters of credits mature prior to the maturity of the credit facility, and (iii) will bear a fee equal to 1.25% per annum.



     The credit facility is secured by a perfected first priority interest in all of the Company's accounts receivable and inventory (excluding the accounts receivable and inventory associated with the Company's mushroom farms).



     Events of default include, but are not limited to, (i) nonpayment of any principal or interest when due, (ii) nonpayment of any other obligations owed to the Lender(s) within 10 days of the due date, (iii) default by the Company under any other agreements for funded debt with a principal amount in excess of $500,000, (iv) misleading, false or incomplete representations or warranties,
(v) breach or failure to observe or perform any covenant or undertaking contained in the credit agreement, subject to a 30 day cure period, (vi) any judgment in excess of $500,000 against the Company not cured, waived or dismissed within 30 days, (vii) any bankruptcy filing or other insolvency proceeding of the Company, and (viii) occurrence of any liability, or reasonable threat of such liability, under any employee benefit plan which may have a material adverse effect on the Company.


     Additionally, the Company represented and warranted to the Lenders, among other things, that (i) it is a valid and existing corporation in good standing under the laws of the State of Delaware, (ii) it possess all necessary governmental authorizations to go forward with the contemplated transactions,
(iii) it is in compliance with all applicable governmental laws, including environmental laws and ERISA, (iv) it is involved in no material litigation, (v) it has paid, in full, all applicable state and federal taxes, and (vi) there are no liens except as acceptable to the Lender(s) and except those required in the ordinary course of business.



     Affirmative covenants of the Company include, but are not limited to, (i) maintenance of corporate existence, government authorization, and business, (ii) properly maintaining the required insurance and maintaining the property of the Company, (iii) payment of taxes and compliance with laws, (iv) maintenance of warehouse agreements and collateral, and rights of inspection, (v) notice of defaults, and adverse changes, and (vi) notice of covenant compliance immediately preceding and immediately following any acquisition. Negative covenants include, but are not limited to, (i) prohibitions on any change in the business of the Company, (ii) prohibitions against any change in the charter documents or in the fiscal year-end, and (iii) limitations on mergers, investments, consolidations, transactions with affiliates, and the sale of assets or collateral. Financial reporting covenants include, but are not limited to, (i) the Company providing annual audited consolidated and reconciled consolidating balance sheets and income statements and statements of cash flows for the Company due within 90 days of fiscal year-end complete with confirming letter from accountant and officer's compliance certificates, (ii) monthly consolidated financial statements for the Company due within 20 days of each month end, (iii) borrowing base certificate due within 15 days of the month end,
(iv) quarterly certificates of compliance with all financial covenants, due within 45 days of quarter end, and (v) annual forecasts to include balance sheet, income statement and statement of cash flows, due within 90 days of fiscal year-end. Moreover the Company must maintain a minimum working capital floor of $25,000,000, calculated annually, a tangible net worth minimum of $27,500,000, calculated quarterly, and a debt to equity ratio maximum of 3.5:1.0, calculated annually.

     Estimated fees, costs and expenses incurred or to be incurred by the Company and the Jim Tankersley Family in connection with the merger are approximately as follows:

Payment of merger consideration(1)..........................  $14,897,799
Advisory fees(2)............................................      185,000
Legal fees and expenses(3)..................................
Accounting fees and expenses................................
Securities and Exchange Commission filing fee...............        2,980
Printing and mailing expenses...............................
Paying agent fees and expenses..............................
Miscellaneous expenses......................................
                                                              -----------
          Total.............................................  $
                                                              ===========

-------------------------

(1) Includes payment for all outstanding shares of Common Stock other than shares owned by the Jim Tankersley Family and treasury stock at the effective time of the merger.

(2) Includes the fees and estimated expenses of J.C. Bradford.

(3) Includes the estimated fees and expenses of counsel for the Company, the special committee, and the Jim Tankersley Family.

                              THE MERGER AGREEMENT


     A copy of the merger agreement among the Company, Pictsweet LLC and UF Acquisition Corp. is attached to this proxy statement as Appendix A and incorporated by reference herein. While the Company believes the information contained in this proxy statement provides an accurate summary of the merger agreement, stockholders are urged to read the merger agreement carefully and in its entirety.


GENERAL

     The Merger. The merger agreement provides for the merger of UF Acquisition Corp. with and into United Foods, Inc. United Foods, Inc. will be the surviving corporation and it will continue its corporate existence under the laws of the State of Delaware. At the effective time of the merger, the separate corporate existence of UF Acquisition Corp. shall cease. The surviving corporation shall possess all the property, rights, privileges, immunities, powers and franchises of UF Acquisition Corp. and United Foods, Inc. and the surviving corporation shall assume and become liable for all liabilities, obligations and penalties of United Foods, Inc. and UF Acquisition Corp.

     Effective Time of Merger. The effective time of the merger will occur upon the filing of the certificate of merger with the Delaware Secretary of State or at such time thereafter as is agreed to between Pictsweet LLC, UF Acquisition Corp. and United Foods, Inc. and specified in the Certificate of Merger. See
"-- Conditions to the Merger."


     Treatment of Shares in the Merger. Subject to the provisions of the merger agreement, at the effective time of the merger, each share of Common Stock outstanding immediately prior to the effective time of the merger shall, by virtue of the merger, and without any action on the part of the holder thereof, be converted into the merger consideration, except for shares of Common Stock owned by the Jim Tankersley Family, treasury stock and dissenting shares held by stockholders who properly exercise their appraisal rights under the DGCL and which are not withdrawn as of the effective time of the merger. The merger consideration will be payable upon surrender of the certificate representing the shares of Common Stock to be converted pursuant to the merger agreement. Under the DGCL, record holders of shares of Common Stock who follow the procedures set forth in Section 262 and who have not voted in favor of the merger agreement will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by such court). See "Appraisal Rights" and Appendix C hereto.


     Certificate of Incorporation and By-Laws. The Certificate of Incorporation and By-Laws of the Company in effect at the effective time of the merger shall be the Certificate of Incorporation and By-Laws of the surviving corporation until amended in accordance with applicable law.

     Surrender of Stock Certificates. Pictsweet LLC has designated First Union National Bank to act as the paying agent under the merger agreement. At or prior to the effective time of the merger, Pictsweet LLC shall, or Pictsweet LLC shall cause the surviving corporation to, deposit with the paying agent, for purposes of establishing an exchange fund, cash in an amount sufficient to pay the merger consideration. The paying agent shall, pursuant to irrevocable instructions, make the payments provided for under the merger agreement out of the exchange fund.

     As soon as reasonably practicable after the effective time of the merger, the paying agent shall mail to each holder of record as of the effective time of the merger (other than the Jim Tankersley Family) of an outstanding certificate or certificates for Common Stock, a letter of transmittal and instructions for use in effecting the surrender of such certificates for payment in accordance with the merger agreement. Upon the surrender to the paying agent of a certificate, together with a duly executed letter of transmittal, the holder thereof shall be entitled to receive cash in an amount equal to the product of the number of shares of Common Stock represented by such certificate and the merger consideration, less any applicable withholding tax, and such certificate shall then be canceled.

     Until surrendered pursuant to the procedures described above, each certificate (other than certificates representing Common Stock owned by the Jim Tankersley Family, treasury stock or Dissenting Shares) shall represent for all purposes the right to receive the merger consideration in cash multiplied by the number of shares of Common Stock evidenced by such certificate, without any interest thereon, subject to any applicable withholding obligation.

     After the effective time of the merger, there shall be no transfers on the stock transfer books of the surviving corporation of shares of Common Stock which were outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger, certificates are presented to the surviving corporation, they shall be canceled and exchanged for an amount in cash equal to the merger consideration multiplied by the number of shares of Common Stock evidenced by such certificate, without any interest thereon, subject to any withholding obligation.

     Any portion of the exchange fund which remains unclaimed by the stockholders of the Company for one year after the effective time of the merger (including any interest received with respect thereto) shall be repaid to the surviving corporation, upon demand. Any stockholders of the Company who have not theretofore complied with the procedures set forth above shall thereafter look only to the surviving corporation for payment of their claim for the merger consideration per share of Common Stock, without any interest thereon, but shall have no greater rights against the surviving corporation than may be accorded to general creditors of the surviving corporation under Delaware law. Notwithstanding the foregoing, neither the paying agent nor any party to the merger agreement shall be liable to any holder of certificates formerly representing Common Stock for any amount to be paid to a public official in good faith pursuant to any applicable abandoned property, escheat or similar law.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains various representations and warranties of the Company to Pictsweet LLC and UF Acquisition Corp., including with respect to the following matters: (i) the due organization and valid existence of the Company and similar corporate matters; (ii) the capitalization of the Company in connection with the transactions contemplated by the merger agreement; (iii) the due authorization, execution and delivery of the merger agreement and its binding effect on the Company; (iv) regulatory filings and approvals, and the lack of conflicts between the merger agreement and the transactions contemplated thereby with the Company's Certificate of Incorporation or By-Laws or any contract to which it is a party; (v) the accuracy of the

Company's filings with the Commission in connection with the transactions contemplated by the merger agreement; and (vi) various other matters. Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications, including without limitation, those exceptions that are disclosed to Pictsweet LLC pursuant to the merger agreement.

     The merger agreement also includes certain representations and warranties by Pictsweet LLC and UF Acquisition Corp., including representations and warranties regarding: the due organization, good standing and authority to enter into the merger agreement; the absence of conflict between the transactions contemplated by the merger agreement with other agreements and documents; solvency matters; and consents and approvals.

CONDUCT OF THE BUSINESS PENDING THE MERGER

     The Company has agreed that, except as expressly contemplated in the merger agreement or as agreed to by Pictsweet LLC, during the period from the date of the merger agreement and continuing until the effective time of the merger, the business of the Company will be conducted only in the ordinary course consistent with past practice and the Company shall use all commercially reasonable efforts to preserve intact its business organization and relationships with third parties and to keep available the services of its present officers and employees. The Company has further agreed that during such period, and subject to the same exceptions, the Company will not, among other things: (a) directly or indirectly: (i) issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company or any capital stock or equity interests in any person owned by it; (ii) amend its Certificate of Incorporation or By-laws or similar organizational documents; or (iii) split, combine or reclassify (except for the issuance of Class A Common Stock upon conversion of Class B Common Stock in accordance with the Certificate of Incorporation) the outstanding shares of Common Stock; (b)(i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, capital stock of any class of the Company (except for issuance of Class A Common Stock resulting from conversions of Class B Common Stock into Class A Common Stock in accordance with the Certificate of Incorporation); (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice; (iv) except for the financing pursuant to the permitted financing terms described in the merger agreement, incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; or (v) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock; (c) other than in the ordinary course of business: (i) grant any increase in the compensation payable or to become payable by the Company to any of its executive officers; or (ii) adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under, any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement, or other employee benefit plan, agreement or arrangement; or (iii) enter into any employment or agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company; (d) shall not permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Pictsweet LLC, except in the ordinary course of business and consistent with past practice; (e) shall not enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business consistent with prior practice; (f) shall not, other than in the ordinary course of business: (i) change any of the accounting methods used by it unless required by GAAP; (ii) make any material tax election;
(iii) change any material tax election already made; (iv) adopt any material tax accounting method; (v) change any material tax accounting method unless required by GAAP; (vi) enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment; (g) except for the financing pursuant to the permitted financing terms described therein and other than in the ordinary course of business, shall not: (i) incur or assume any long-term debt; (ii) consistent with past practice, incur or assume any short-term indebtedness; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; (iv) make any loans, advances or capital contributions to, or investment in, any other person (other than customary loans or advances to employees in accordance with past practice); or (v) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets); (h) shall not: (i) settle or compromise any material claim, lawsuit, liability or obligation; (ii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligation, (x) to the extent reflected or reserved against it, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company on a consolidated basis, (y) incurred in the ordinary course of business and consistent with past practice or (z) which are legally required to be paid, discharged or satisfied; (i) shall not take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the effective time of the merger; (j) shall not enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.


OTHER POTENTIAL BIDDERS


     Pursuant to the merger agreement, the Company has agreed that it shall furnish information and access in response to unsolicited requests for information and access, received prior to or after the date of the merger agreement, to the same extent as provided to Pictsweet LLC or UF Acquisition Corp., to any person pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with any such person concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any division of the Company, only if the special committee determines, after consultation with its counsel and financial advisor, that such action is necessary in light of the fiduciary obligations of the board of directors to the Public Stockholders of the Company. Except as described above, the Company has agreed not to solicit, participate in or initiate discussions or negotiations with, or provide any information to, any person (other than Pictsweet LLC or UF Acquisition Corp.) concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company, and no such discussions or negotiations have taken place as of the date of this proxy statement.

CONDITIONS TO THE MERGER

     All Parties. Pursuant to the merger agreement, the respective obligations of each party to effect the merger are subject to the satisfaction at or prior to the effective time of the merger of each of the following conditions, any and all of which may be waived in whole or in part by the party intended to benefit therefrom, to the extent permitted by law: (a) the merger agreement and transactions contemplated thereby shall have been approved and adopted at the special meeting by the Required Stockholder Vote; (b) there are no claims, actions, suits, proceedings or investigations pending or threatened, against the Company, Pictsweet LLC or UF Acquisition Corp. before any governmental authority, that seek to prevent or delay the performance of the merger agreement or the transactions, or that would result in a material adverse effect (as defined in the merger agreement), and no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions illegal or otherwise prohibiting consummation of the transactions; (c) all actions by or in respect of, or filings with, any governmental authority required to permit the consummation of the transactions shall have been made or obtained; (d) at the time of mailing of this Proxy Statement, J.C. Bradford (i) shall have delivered and reaffirmed in writing (to the special committee and the board of directors of the Company, with a copy to Pictsweet LLC) its opinion, originally dated as of January 20, 1999, to the effect that the merger consideration to be received by the public stockholders pursuant to the merger is fair to such public stockholders from a financial point of view, and (ii) shall not have withdrawn such opinion; (e) Pictsweet LLC or UF Acquisition Corp. shall have received and caused the financing to be closed in accordance with the permitted financing terms described in the merger agreement, and the proceeds of the financing shall have been made available for the consummation of the transactions; (f) Pictsweet LLC shall have received all documents it may reasonably request relating to the existence of the Company and the authority of the Company to enter into the merger agreement, all in form and substance reasonably satisfactory to Pictsweet LLC; and (g) Pictsweet LLC and the Company shall have received or be satisfied that it will receive all consents and approvals contemplated by Sections 3.3 and 3.4 of the merger agreement related to governmental authorization and non-contravention, and any other consents of third parties necessary in connection with the consummation of the merger, if failure to obtain any such consent would have a material adverse effect or violate any law or order.

     Pictsweet LLC and UF Acquisition Corp. Pursuant to the merger agreement, the obligations of Pictsweet LLC and UF Acquisition Corp. to effect the merger are also subject to satisfaction, at or prior to the time of obtaining the Required Stockholder Vote, of the following conditions: (a) the Required Stockholder Vote shall have been obtained, and the number of Dissenting Shares shall not equal or exceed 250,000 shares of Common Stock; (b) the Company shall have performed in all material respects all of its obligations under the merger agreement required to be performed by it at or prior to the effective time of the merger, the representations and warranties of the Company contained in the merger agreement and in any certificate delivered by the Company pursuant to the merger agreement shall be true and correct in all material respects, at and as of the effective time of the merger as if made at and as of such time, except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and Pictsweet LLC shall have received a certificate signed by an executive officer who may be the principal financial officer of the Company to the foregoing effect; (c) no material adverse effect shall have occurred or shall be pending; (d) Pictsweet LLC shall have received a certificate signed by an executive officer of the Company, certifying the foregoing items (a) and (c); (e) no reasonable basis (including, but not limited to, information from a customer(s) or available from public or reliable industry sources) exists for UF Acquisition Corp. or Pictsweet LLC to believe that any significant customer(s) for products sold by either division of the Company, representing individually ten percent (10%) or more (or representing one of the top three customers [measured by gross sales of that division during fiscal 1999]), or in the aggregate representing twenty-five percent (25%) or more of the gross sales of that division during fiscal 1999, will reduce its annual purchases from the Company after consummation of the transactions to a level less than eighty percent (80%) of the amount it purchased from the Company during fiscal 1999 (provided, however, that such reasonable basis must be materially different from the state of facts known to Pictsweet LLC and UF Acquisition Corp. at the date of execution of the merger agreement); (f) all of the directors of Company shall have delivered to Pictsweet LLC in writing their resignations as directors of surviving corporation, with such resignations to become effective immediately at 12:01 a.m. of the day next after the Closing Date; (g) all actions to be taken by the Company in connection with consummation of the transactions, and all certificates, instruments, and other documents required to effectuate the transactions, shall be reasonably satisfactory in form and substance to Pictsweet LLC and UF Acquisition Corp.; and (h) the fees to be paid J.C. Bradford by the Company shall not exceed $185,000 plus (i) out-of-pocket expenses and (ii) legal fees not to exceed $10,000, for its services rendered to the special committee.

     The Company. Pursuant to the merger agreement, the obligation of the Company to effect the merger is also subject to the fulfillment of the following conditions: (a) Pictsweet LLC and UF Acquisition Corp. shall have performed in all material respects all of their respective obligations under the merger agreement required to be performed by them at or prior to the effective time of the merger, the representations and warranties of Pictsweet LLC and UF Acquisition Corp. contained in the merger agreement and in any certificate delivered by Pictsweet LLC or UF Acquisition Corp. pursuant to the merger agreement shall be true and correct in all material respects at and as of the effective time of the merger as if made at and as of such time, except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and the Company shall have received a certificate signed by the President or any Vice President of each of Pictsweet LLC and UF Acquisition Corp. to the foregoing effect; (b) the Company shall have received all documents it may reasonably request relating to the existence of Pictsweet LLC or UF Acquisition Corp. and the authority of Pictsweet LLC or UF Acquisition Corp. to enter into the merger agreement, all in form and substance reasonably satisfactory to the Company; and (c) all actions to be taken by Pictsweet LLC or UF Acquisition Corp. in connection with consummation of the transactions, and all certificates, instruments, and other documents required to effectuate the transactions, shall be satisfactory in form and substance to Company.

TERMINATION

     The merger agreement may be terminated and the transactions may be abandoned at any time prior to the effective time of the merger (notwithstanding any adoption and approval of the merger agreement by stockholders): (a) by mutual written consent of the Company and Pictsweet LLC; (b) by either Pictsweet LLC or the Company, if the merger has not been consummated by September 30, 1999; provided, however, that the right to terminate the merger agreement under the applicable sections of the merger agreement shall not be available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of, or resulted in, the failure of the effective time of the merger to occur on or before such date; (c) by either Pictsweet LLC or the Company, if there shall be any law that makes consummation of the transactions illegal or otherwise prohibited or if any order enjoining Pictsweet LLC or the Company from consummating the transactions is entered and such order shall become final and nonappealable; (d) by either Pictsweet LLC or the Company if the merger agreement and the transactions shall fail to be approved and adopted by the Required Stockholder Vote at the special meeting called for such purpose; (e) by either Pictsweet LLC or the Company, if, consistent with the terms of the merger agreement, the board of directors of the Company withdraws, modifies or changes its recommendation of the merger agreement or the transactions in a manner adverse to Pictsweet LLC or UF Acquisition Corp. or shall have resolved to do any of the foregoing or the board of directors of the Company shall have recommended to stockholders of the Company any competing transaction or resolved to do so; or (f) by the Company, if Pictsweet LLC and UF Acquisition Corp. have not delivered to the Company within fifteen (15) days of the date of the merger agreement copies of a written commitment(s) from a lending institution(s) (which institution the Company determines to be acceptable to it), pursuant to which financing will be received on terms at least as favorable as the permitted financing terms.

     If the merger agreement is terminated pursuant to the applicable provisions listed above, the merger agreement shall become void and of no effect with no liability on the part of any party thereto, except that the agreements regarding payment of expenses shall survive the termination of the merger agreement; provided, however, that, except as specifically provided in the merger agreement, nothing shall relieve any party of liability for any breach of the merger agreement.

FEES AND EXPENSES

     The merger agreement provides that all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the Company if the merger is consummated. If the merger is not consummated, the Company shall likewise pay all reasonable expenses incurred by all parties in connection with the merger agreement or the transactions; provided, however, that the Company may refuse to pay any expenses incurred by Pictsweet LLC or UF Acquisition Corp. if the failure to consummate the merger arose from (i) a breach of the terms of the merger agreement by either Pictsweet LLC or UF Acquisition Corp., (ii) a failure to obtain the Required Stockholder Vote or (iii) the number of Dissenting Shares equaling or exceeding 250,000 shares.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The parties have agreed that for six years, or for the period provided in the applicable statute of limitations, whichever is longer, from and after the effective time of the merger, Pictsweet LLC will or will cause the surviving corporation to indemnify and hold harmless the Indemnified Parties in respect of acts or omissions occurring at or prior to the effective time of the merger to the fullest extent provided under the DGCL or under the Company's Certificate of Incorporation and Bylaws in effect on the date of the merger agreement. The Parties have agreed with respect to matters occurring through the effective time of the merger, existing in favor of directors and officers of the Company as provided in the Company's Certificate of Incorporation, By-Laws or certain existing indemnification agreements between the Company and such parties, shall survive the merger and shall continue in full force and effect for a period of not less than six years from the effective time of the merger. The Company's Certificate of Incorporation, By-Laws and such existing indemnification agreements provide for indemnification of the Company's directors and officers under certain circumstances for actions taken on behalf of the Company.

ACCESS TO INFORMATION

     The Company has agreed to afford Pictsweet LLC and its representatives, upon reasonable advance notice, access during normal business hours prior to the effective time of the merger to the properties, books, contracts, insurance policies, commitments and records of the Company and its subsidiaries, and during such period promptly to furnish Pictsweet LLC with such other information concerning its business, properties and personnel as Pictsweet LLC may reasonably request.

LEGAL COMPLIANCE

     Subject to the terms and conditions in the merger agreement, each of the parties to the merger agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the merger and the other transactions contemplated by the merger agreement. Pursuant to the merger agreement, each of the Company, Pictsweet LLC and UF Acquisition Corp. has agreed to use its reasonable best efforts to comply promptly with all legal requirements that may be imposed on it with respect to the merger agreement and the transactions contemplated thereby and to cooperate with, and furnish information to, each other in connection with any such requirements imposed upon any of them or any of the subsidiaries in connection with the merger agreement and the transactions contemplated thereby.

AMENDMENT


     The merger agreement provides that it may be amended, modified and supplemented in any and all respects, whether before or after any approval and adoption of the merger agreement by the stockholders of the Company, by written agreement of the Company, Pictsweet LLC and UF Acquisition Corp., at any time prior to the effective time of the merger; provided, however, that the Company shall only agree to any material modification, amendment, supplement or waiver with the consent of the special committee; and provided, further, that after the approval and adoption of the merger agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the merger consideration to be received in exchange for shares of Common Stock or any of the terms or conditions of the merger agreement if such alternative or change would adversely affect the Public Stockholders.

                             STOCKHOLDER LITIGATION


     A complaint was filed by a stockholder of the Company on March 8, 1999, against the Company and directors of the Company in the matter of Rolfe Glover
v. United Foods, Inc., et al., Court of Chancery of the State of Delaware (New Castle County)(C.A. No. 17006 NC). The complaint seeks class action status and alleges (among other things) that the defendants breached their fiduciary duties to the Company's stockholders with respect to a proposal by the Jim Tankersley Family to acquire the remaining shares of the Company's Common Stock that are not owned by them in a merger in which the other stockholders would receive $3.00 per share. The complaint requests an injunction prohibiting the consummation of the transaction, damages and other relief. A second complaint was filed by a stockholder of the Company on May 3, 1999, against the Company and its directors in the matter of Robert I. Strougo v. James I. Tankersley, et al., Court of Chancery of the State of Delaware (New Castle County)(C.A. No. 17137 NC). This complaint also seeks class action status, makes similar allegations with respect to the transaction and requests similar relief. The Company has received a request for production of documents to which it intends to respond in the ordinary course. Although the parties have engaged in preliminary settlement discussions, there has been no agreement for the resolution of these matters.


                                APPRAISAL RIGHTS

     If the merger is consummated, holders of shares of Common Stock are entitled to appraisal rights under Section 262 of the DGCL, provided that they comply with the conditions established by Section 262.

     Section 262 is reprinted in its entirety as Appendix C to this Proxy Statement. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Appendix C. This discussion and Appendix C should be reviewed carefully by any stockholder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein will result in the loss of appraisal rights.

     A record holder of shares of Common Stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective time of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the merger nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery (the "Delaware Court") of the fair value of his or her shares of Common Stock. All references in this summary of appraisal rights to a "stockholder" or "holders of shares of Common Stock" are to the record holder or holders of shares of Common Stock. Except as set forth herein, stockholders of the Company will not be entitled to appraisal rights in connection with the merger.

     Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, such as the special meeting, not less than 20 days prior to the meeting a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This proxy statement constitutes such notice to the record holders of Common Stock.

     Holders of shares of Common Stock who desire to exercise their appraisal rights must not vote in favor of the merger and must deliver a separate written demand for appraisal to the Company prior to the vote by the stockholders of the Company on the merger. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of the Common Stock. A proxy or vote against the merger will not by itself constitute such a demand. Within ten days after the effective time of the merger the Company must provide notice of the effective time of the merger to all stockholders who have complied with Section 262.

     A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to: United Foods, Inc., Attention: Donald Dresser, Secretary and Senior Vice President, Administration, Ten Pictsweet Drive, Bells, Tennessee 38006-0119.

     A person having a beneficial interest in shares of Common Stock that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. If the shares of Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner. If the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If a stockholder holds shares of Common Stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

     A record holder, such as a broker, fiduciary, depositary or other nominee who holds shares of Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner.

     Within 120 days after the effective time of the merger, either the Company or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Company in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of the Company to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Company will file such a petition or that the Company will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of Common Stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the effective time of the merger, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of Common Stock not voting in favor of the merger and with respect to which demands for appraisal were received by the Company and the number of holders of such shares. Such statement must be mailed (i) within 10 days after the written request therefor has been received by the Company or
(ii) within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

     If a petition for an appraisal is filed timely, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.


     Although the Company believes that the merger consideration for each share held by a Public Stockholder is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Moreover, the Company does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the "fair value" of a share of Common Stock is less than the merger consideration. In determining "fair value," the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc. the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."


     Stockholders considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys' and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys' and expert witness expenses, although, upon application of a dissenting stockholder of the Company, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

     Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

     At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court within 120 days after the effective time of the merger, stockholders' rights to appraisal shall cease, and all holders of shares of Common Stock will be entitled to receive the consideration offered pursuant to the merger agreement. Inasmuch as the Company has no obligation to file such a petition, and the Company has no present intention to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of the Company and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

                            BUSINESS OF THE COMPANY

     General. The Company was incorporated under the laws of the State of Texas on March 9, 1956 and became a Delaware corporation on September 30, 1983. The Company is principally engaged in the growing, processing, marketing and distribution of food products.

     Products. The Company's primary food products include frozen asparagus, black-eyed peas, broccoli, Brussels sprouts, carrots, cauliflower, corn, green beans, green peas, green peppers, lima beans, mushrooms, onions, okra, southern greens, spinach, squash, turnips, white acre peas, various vegetable mixes and blends, and fresh mushrooms.

     Marketing. The Company's food products are primarily sold directly to large national grocery chains and through food brokers to numerous independent food stores located throughout the United States for resale in the retail market. These products are sold both under the Company's brand names and under buyers' labels, and to military commissaries in the United States and overseas under the Company's brand names. Such sales represented approximately 75% of the Company's revenue for the year ended February 28, 1999. The Company's principal brand name is "Pictsweet," which is used throughout the United States and in military commissaries overseas. Since such a large part of the Company's sales are made in the retail market and since a significant proportion of the retail grocery trade in the United States is concentrated in the hands of national grocery chains, a large part of the Company's revenue is derived from sales to these chains. The retail market has experienced a consolidation of participants in recent years, furthering a trend towards fewer and larger customers. The Company's five largest customers are the Defense Personnel Support Center, Food Lion, Inc., The Kroger Company, Publix Supermarkets, Inc. and the J. R. Simplot Company. Sales to these five customers represented approximately 36% of the Company's revenue for the fiscal year ended February 28, 1999, with sales to one particular customer representing approximately 13.1% of such revenue. Due to competition, the Company's mix of customers may change. The Company primarily conducts its business through purchase orders. Therefore, it is possible that the Company may lose one or more of its larger customers from time to time, and such loss could have a material adverse effect on revenue and results of operations.

     As a part of its marketing program, the Company may use sales allowances in certain instances. These sales allowances may include cash discounts for prompt payment, freight allowances, customer incentive programs, advertising allowances and other sales allowances based on competitive factors. The Company may also make additional expenditures in connection with the introduction of new products or the maintenance or expansion of its market position.

     The Company primarily conducts its business through purchase orders. The Company accepts purchase orders, and may invoice such purchases, electronically. The Company also monitors the inventory levels of certain of its customers electronically and, based on the customer's stated expectations, automatically generates a purchase order on such customer's behalf, ships and invoices the appropriate food products and then invoices the customer. The Company believes that it and its significant customers will be Year 2000 compliant. However, if the Company or one or more significant third parties with whom the Company does business fail to become Year 2000 compliant in a timely manner, such failure may have a material adverse effect on the Company's results of operations.

     The Company also sells certain of its food products, directly and through food brokers, to institutions located throughout the United States, such as restaurants, schools, hospitals, hotels, and federal and state government agencies. Such sales represented approximately 16% of the Company's revenue for the year ended February 28, 1999.

     In addition, the Company sells certain of its food products directly to other food companies. Such sales represented approximately 7% of the Company's revenue for the year ended February 28, 1999.

     The Company's food brokers are compensated on a commission basis.

     The Company does not consider backlog at fiscal year end to be material to an understanding of its business.

     Sales are somewhat seasonal. Historically, sales have been lower during the Company's second quarter (summer months) when larger volumes of fresh fruits and vegetables are available.

     The Company operates a truck fleet which transports a substantial portion of the Company's products. Transportation services are also provided to customers other than the Company and accounted for less than 1% of the Company's revenue for the year ended February 28, 1999.

     Rental and miscellaneous income accounted for less than 1% of the Company's revenue for the year ended February 28, 1999.


     Trademarks. Approximately 67% of the Company's revenues are derived from sales under the "Pictsweet" brand and other registered trademarks. The "Pictsweet" trademark expires during 2002. The Company also uses the "United Express" and "Product of the USA" and design trademarks which expire in 2007. All of the Company's trademarks may be renewed upon their expiration.


     Operations. Agricultural products comprising approximately 22% of the total pounds of product sold by the Company are grown on Company-operated farms. The Company farms approximately 8,000 acres of land in west Tennessee, of which approximately 7,000 acres are leased, and operates mushroom farms on the west coast and in Utah. Procurement of the remaining requirements is generally either by contract with growers, from assemblers or from other food processing companies. Agricultural crops have seasonal features and availability is subject to unpredictable changes in growing conditions that are inherent in the agriculture industry. The Company bears part of the growing risks and all of the processing and marketing risks associated with its agricultural products. Weather abnormalities and other adverse growing conditions sometimes result in substantial reductions in the annual volumes processed in the Company's facilities. When this occurs, the Company may have to procure raw and processed products from alternative sources at higher than expected costs and the reduced volume of products grown and/or processed by the Company results in increased unit costs. When growing conditions result in yields that exceed expectations, the Company will generally pack only volumes required by anticipated demand, or will sell excess inventory through alternative channels. Additionally, selling prices are impacted by industry-wide production and inventory levels. Bumper crops and resulting increased inventory levels will tend to decrease average selling prices, while crop shortages typically do not result in increased selling prices.

     The Company has entered into multi-year supply agreements with other food processing companies. Prices for food products pursuant to these agreements are determined annually. Through these agreements, the Company procures food products to meet its production and inventory requirements. Quantities available pursuant to these agreements are generally limited as to individual food products and in the aggregate. Generally, the purchaser bears the risks associated with limited supplies under these agreements. Under these supply agreements, the Company also is obligated to sell food products produced at its Tennessee and Santa Maria, California facilities to the other food processing companies.

     The time and duration of production seasons vary considerably according to the specific product. For example, the annual requirement for white acre peas is available only during a period of approximately two weeks, while broccoli is available for approximately ten months of each year and mushrooms are available year round. Thus, substantial inventories are required for long periods of time to support the consumer demand for certain items throughout the year.

     Working capital requirements generally follow inventory levels and the Company looks to its lenders to meet its working capital requirements. The interest rate on the Company's working capital loan fluctuates with the prime rate.

     Competition. The Company is faced with substantial competition in all aspects of its business. The food industry is highly competitive and the competition has increased in intensity in recent years. The principal methods of competition in the food industry involve product branding, price, service and advertising. Over the past several years, imports of food products have increased substantially and significant new production capacity has been put in place in the United States, Mexico and Canada. As a result, the industry's total production capacity is now substantially in excess of current requirements.

     The foregoing factors, coupled with low overall growth and retail grocery consolidation, have led to weak market pricing. In an effort to address this intense competition, the Company intends to continue to invest in maintaining and expanding its distribution base and to make substantial expenditures to maintain and improve its plants, equipment and technological systems.

     The Company has developed the "Pictsweet" brand into a national brand which enables it to differentiate its products on a basis other than price. Additionally, the Company has a broad-based distribution system for its products that gives it a competitive advantage in the area of customer service. The Company also offers electronic links with customers which may be used to transmit purchase orders and invoices and to monitor customers' inventory levels.

     Employees. At February 28, 1999, the Company had approximately 2,100 employees, of whom approximately 1,960 were engaged in farming, manufacturing, distribution and service activities and 140 in sales and administration. Because of the seasonal nature of its production activities, the Company utilizes temporary employees. Peak employment during the year was approximately 2,400 employees of whom approximately 2,100 were full time employees and approximately 300 were temporary employees.

     Properties. The Company owns and is currently operating six facilities in California, Oregon, Tennessee and Utah. Although production varies with the seasons at certain of the facilities, all the facilities operate during a substantial part of the year. Set forth in the table below is a list of all facilities with certain information concerning each:

                                                                      APPROXIMATE
                                                                        SQUARE
            LOCATION                       SPACE DEVOTED TO           FOOTAGE(1)
            --------                       ----------------           -----------
Bells, Tennessee.................  Processing Plant                     212,000
                                   Cold Storage and Distribution
                                   Warehouse                            239,000
Ogden, Utah......................  Processing Plant                      68,000
                                   Cold Storage and Distribution
                                   Warehouse                            150,000
Fillmore, Utah...................  Mushroom farming, packaging and
                                   distribution                         186,000
Santa Maria, California..........  Processing Plant                     150,000
                                   Cold Storage Warehouse                42,000
Ventura, California..............  Mushroom farming, packaging and
                                   distribution                         282,000
Salem, Oregon....................  Mushroom farming, packaging and
                                   distribution                         289,000
West Tennessee...................  Farming                                8,000

-------------------------

(1) Except for farm land in west Tennessee which is measured in acres.

     The Company believes the condition of its facilities, in the aggregate, are within industry standards. However, in response to competitive factors, the Company anticipates making substantial expenditures to maintain and improve its plants, equipment and technological systems.

     Substantially all land, buildings and equipment are pledged as collateral for outstanding debt (See Note 3 -- Notes to the Financial Statements). Approximately 7,000 acres of the farm land are leased (See Note 7 -- Notes to the Financial Statements) and approximately 1,000 acres are owned. The Company owns or leases the machinery and equipment located at all of its facilities. Although utilization of production capacity varies from facility to facility, overall utilization is approximately 75% for the Bells, Tennessee facility and near 100% for all other facilities.

                       SELECTED HISTORICAL FINANCIAL DATA


     Set forth below is certain historical financial information of the Company. The selected financial information for, and as of the end of, each of the years in the five year period ended February 28, 1999 is derived from, and should be read in conjunction with, the historical financial statements of the Company and notes thereto, which financial statements have been audited by BDO Seidman, LLP, independent accountants. The selected financial information for, and as of the end of, each of the three months ended May 31, 1998 and 1999 is unaudited. The historical financial information that follows is qualified by reference to the financial statements and related notes included therein.



                                                                                     THREE MONTHS
                                   FISCAL YEAR ENDED FEBRUARY 28 OR 29,              ENDED MAY 31,
                           ----------------------------------------------------   -------------------
                             1999       1998       1997       1996       1995       1999       1998
                           --------   --------   --------   --------   --------   --------   --------
                                    (THOUSANDS OF DOLLARS, EXCEPT RATIOS AND PER SHARE DATA)
Operating Statement Data:
  Net sales and service
    revenues.............  $206,760   $195,087   $195,820   $191,714   $190,256   $ 47,520   $ 49,934
  Gross Profit...........    39,352     36,452     36,700     36,371     41,496      9,160      9,389
  Operating expenses.....    34,133     31,610     32,028     33,457     34,512      7,741      8,101
  Operating income.......     5,219      4,842      4,672      2,914      6,984      1,419      1,288
  Interest expense.......     4,138      4,141      3,871      3,976      2,831      1,052        887
  Miscellaneous income
    (expense), net.......      (155)        53        707         28       (176)         1         --
  Income (loss) before
    taxes on income
    (benefit)............       926        754      1,508     (1,034)     3,977        368        401
  Taxes on income
    (benefit)............       406        294        586       (374)     1,575        142        154
  Net income (loss)......       520        460        922       (660)     2,402        226        247
Per Share Data:
  Basic and diluted
    earnings (loss) per
    common share(1)......       .08        .06        .08       (.06)       .19        .03        .04
  Cash dividends per
    common share:
    Class A..............        --         --         --         --         --         --         --
    Class B..............        --         --         --         --         --         --         --
Balance Sheet Data:
  Working capital........    39,585     39,179     40,738     42,164     41,013     43,399     32,854
  Current Ratio..........    2.63:1     2.68:1     2.82:1     2.93:1     2.98:1     2.74:1     2.28:1
  Property and equipment,
    net..................    58,553     52,086     54,638     62,336     49,229     61,877     52,156
  Long-term debt.........    48,302     42,168     36,244     46,650     30,076     55,271     35,504
  Total assets...........   123,400    115,884    119,108    128,188    114,157    131,229    111,896
  Stockholders' equity...    46,268     45,748     55,456     54,534     57,440     46,494     45,995


-------------------------

(1) Basic and diluted earnings per common share have been computed using the average number of shares required to be recognized during the respective periods. Earnings per share are the same for basic and diluted computations.

                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following is management's discussion and analysis of certain significant factors which have affected the Company's financial condition and earnings as of and during the periods included in the accompanying balance sheets and statements of income. This proxy statement, including the discussion below, and other reports and statements issued on behalf of the Company may include forward-looking statements. These forward-looking statements are subject to substantial risks and uncertainties, including those discussed below, and actual results may differ materially from those contained in any such forward-looking statement. The review of factors should not be construed as exhaustive. Further, the Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.


     The Company's liquidity, capital resources and results of operations may be affected from time to time by a number of factors and risks, including, but not limited to: the impact of the merger agreement and merger; trends in the economy as a whole, which may affect consumer confidence and consumer demand for the types of food products sold by the Company; competitive pressures from domestic and foreign processors and distributors of fresh, dry, frozen and canned food products which may affect the nature and viability of the Company's business strategy; competitive pressures from imported food products; unpredictable changes in growing conditions inherent in agriculture; other agricultural risks, including those associated with pesticides, herbicides and disease control and crop protection efforts; the Company's ability to maintain and expand its distribution base; the Company's ability to maintain and improve its plants, equipment and technological systems; changes in the Company's customer base as the result of competition and/or consolidation of retail grocery chains; risks associated with governmental regulation and taxation, including the existence or effects of tariffs; availability and cost of labor employed; changes in industry capacity and production; the availability, costs and terms of financing, including the risk of rising interest rates; availability of trade credit and terms with vendors; the Company's use of financial leverage and the potential impact of such leverage on the Company's ability to execute its operating strategies; the ability to maintain gross profit margins; the seasonal nature of the Company's business and the ability of the Company to predict consumer demand as a whole, as well as demand for specific items; costs associated with the storage, shipping, handling and control of inventory; potential adverse publicity for the food industry or certain of the Company's food products; and the ability of the Company and significant third parties with whom it does business to effect conversions to new technological systems, including becoming Year 2000 compliant.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES


     On September 16, 1998, the Company received an offer from its chairman and chief executive officer, James I. Tankersley, and his family to acquire the remaining shares of the Company's Common Stock that are not already owned by the Jim Tankersley Family, in a merger in which the other stockholders would receive $3.00 per share. On receiving the proposal, the Board of Directors of the Company appointed two disinterested directors to a special committee. The Board designated the committee for the purpose of evaluating and making recommendations with respect to the proposal. After receiving the recommendation of the special committee, on May 14, 1999, the Company entered into an

Agreement and Plan of Merger with Pictsweet LLC, a Delaware limited liability company and UF Acquisition Corp., a wholly-owned subsidiary of Pictsweet LLC, pursuant to which UF Acquisition Corp. will be merged with and into the Company with the Company being the surviving corporation and becoming a wholly-owned subsidiary of Pictsweet LLC, subject to the conditions set forth in the merger agreement. Pursuant to the merger agreement, outstanding shares of the Company's Common Stock, except for Common Stock held by the Jim Tankersley Family and Common Stock owned by stockholders who perfect their appraisal rights in accordance with Delaware law, will be converted into the right to receive $3.50 per share in cash. If consummated, the Jim Tankersley Family will directly or indirectly own the entire equity interest of the Company. The Company has recorded approximately $400,000 of expenses with respect to the proposed transaction through June 30, 1999.



     The total funds required to pay the merger consideration of $3.50 per share to all Public Stockholders, consummate the other transactions contemplated by the merger agreement and pay all related fees, costs and expenses are estimated to be approximately $15,800,000. The sources of the $15,800,000 will be available cash and borrowings under the Company's amended and restated revolving credit facility.



     The Company's primary sources of cash are operations and external committed credit facilities. At May 31, 1999, the Company's revolving credit facility totaled $18,000,000, all of which was available. The revolving credit facility was amended and restated on June 30, 1999 to increase the total amount available to $35,000,000 and also to change certain of the restrictive covenants contained in the revolving credit facility. The Company's sources of liquidity are expected to meet adequately the requirements for the upcoming year and the foreseeable future; however, new financing alternatives are constantly evaluated to determine their practicality and availability in order to provide the Company with sufficient and timely funding at the least possible costs. The Company's revolving credit facility currently matures in fiscal 2003. The Company's $3,000,000 revolving credit facility was canceled upon the closing of a term loan during December 1998. One-year extensions of maturity dates of the $35,000,000 revolving credit facility will be considered by the lender annually. If annual extensions are not granted, the Company will then investigate revolving credit facilities with other lenders and believes it can replace any current revolving credit facility within its remaining 24-month term.


     The Company closed on two term loans during December 1998. One term loan in the amount of $15,000,000 has a ten year term, provides for monthly principal and interest payments based on a twelve year amortization, with an interest rate of 6.8% per annum and is secured by the Company's mushroom farms located in California, Utah and Oregon. The other term loan in the amount of $10,000,000 has a ten year term, provides for monthly principal and interest payments based on a fifteen year amortization, with an interest rate of 6.8% per annum and is secured by the Company's Santa Maria, California vegetable processing facility. The proceeds of the loans were used to repay the balances outstanding under existing mortgages on these properties totaling approximately $9,000,000, to repay the outstanding balance of $3,000,000 on the Company's $3,000,000 revolving credit note, and to repay fully the outstanding balance under the other revolving credit facility.


     In April 1999, the Company borrowed $5,400,000 under the terms of a note that bears interest at 7.73%, has a ten-year term, requires monthly principal and interest payments, and is secured by certain equipment. Proceeds from the loan of approximately $3,056,000 were used to purchase equipment that the Company had previously leased. The balance of the loan proceeds of approximately $2,344,000 was held as a portion of the Company's available cash at May 31, 1999.



     During July 1999 the Company borrowed $4,000,000 under the terms of a note that bears interest at 7.56%, has a ten-year term, requires monthly principal and interest payments based on a fifteen year amortization and is secured by certain farm land and improvements.



     In March 1998, the Company entered into a $10,000,000 credit facility to support the acquisition of trucks, trailers and similar equipment. The agreement was terminated during March 1999 and all outstanding borrowings under the facility, which totaled approximately $740,000, were repaid. Another $10,000,000 credit facility was entered into with a different lender during March 1999. Interest under the terms of the new facility will be 225 basis points over the yield for treasuries with a maturity equal to the amortization period of the equipment being financed. Each loan will be secured by specific equipment and will be amortized over three to seven years, depending on the type of equipment. Through May 31, 1999 the Company has borrowed approximately $3,600,000 under the terms of this credit facility.



     Operations provided net cash of $2,044,000 during the three months ended May 31, 1999 and $11,361,000 during the same period of the prior year. Changes in inventories resulted in a decrease in cash of $3,920,000 during the three months ended May 31, 1999 and a cash increase of $2,073,000 during the same period of the prior year. Adverse weather conditions during the first quarter of the prior year resulted in less than expected packs while favorable weather conditions resulted in increased inventories during the current year.



     Investing activities used cash of $2,243,000 for the three months ended May 31, 1999 compared with cash used of $2,110,000 during the same period of the prior year, with the only investing activity being capital expenditures for each period.



     Financing activities provided cash of $4,936,000 for the three months ended May 31, 1999 as compared with cash used of $6,725,000 during the same period of the prior year. For the three months ended May 31, 1999 the Company borrowed approximately $3,600,000, as previously mentioned, under the terms of a credit facility used for the acquisition of certain equipment. Further, the Company borrowed $5,400,000, as previously mentioned, to acquire certain equipment that the Company had previously leased for a purchase price of approximately $3,056,000. The purchase price was disbursed directly to the seller; therefore, only the net proceeds to the Company are reflected as proceeds from long-term borrowings in the statement of cash flows.



     Working capital at May 31, 1999 was $43,399,000 and was $39,585,000 at February 28, 1999. The increase results primarily from changes in cash and inventories, previously mentioned.



     The Company's ratio of debt to equity increased to 1.82 to 1 at May 31, 1999 from 1.67 to 1 at February 28, 1999, primarily as a result of additional long-term debt incurred by the Company during the three months ended May 31, 1999.



     Operating activities provided net cash of $9,699,000 in fiscal 1999, as compared with $5,917,000 provided in fiscal 1998. The increase from 1998 to 1999 resulted primarily from changes in accounts receivable during fiscal 1998. Increases in accounts receivable during fiscal 1998 resulted from increased sales during the month of February, as well as from normal timing factors associated with cash receipts.

     Investing activities used cash of $12,521,000 in fiscal 1999 and $4,454,000 in 1998 and provided cash of $205,000 in 1997. These changes resulted primarily from an increase in capital expenditures from $693,000 in 1997 to $4,546,000 in 1998 and $12,538,000 in 1999. Proceeds from the sale of property and equipment totaled $17,000 in fiscal 1999, compared with $92,000 in 1998 and $898,000 in 1997.

     Financing activities provided cash of $4,203,000 during fiscal 1999 and used cash of $4,589,000 during fiscal 1998 and $10,301,000 during fiscal year 1997. The Company closed on two term loans totaling $25,000,000 during December 1998, the proceeds of which were used to repay existing mortgages on the financed properties totaling approximately $9,000,000 and to repay borrowings under revolving credit agreements.

     On May 19, 1997, the Company initiated a cash tender offer for up to 1,000,000 shares of its Class A and Class B Common Stock at a price of $2.50 per share. On June 17, 1997, the Company amended the cash tender offer by extending the expiration date to July 3, 1997 and by increasing the number of shares it offered to purchase from 1,000,000 shares of its Class A and Class B Common Stock to up to 2,500,000 shares of its Class A Common Stock and up to 1,500,000 shares of its Class B Common Stock, each at a price of $2.50 per share. A total of approximately 2,641,299 shares of Class A common Stock and approximately 1,720,932 shares of Class B Common Stock were validly tendered and not withdrawn in response to the offer, as amended. The purchases of shares were prorated in accordance with the terms of the offer, as amended, for each class of Common Stock. The purchase, which totaled approximately $10,168,000, including expenses, was funded with borrowings from the Company's revolving credit facilities and available cash.


     Proceeds totaling approximately $14,000,000 from two term loans that closed during the fourth quarter of fiscal 1997 and cash provided by operations during fiscal 1997 were used to reduce borrowings under the Company's revolving credit agreements.


     Working capital at February 28, 1999 amounted to $39,585,000, compared to working capital of $39,179,000 at February 28, 1998. The increase in working capital in fiscal 1999 resulted primarily from an increase in cash as a result of the operating, investing and financing activities previously mentioned.

     The Company's ratio of debt to equity was 1.67 to 1 at February 28, 1999, an increase from 1.53 to 1 at February 28, 1998. The increase resulted primarily from the increased borrowings previously mentioned.


     A complaint was filed by a stockholder of the Company on March 8, 1999, against the Company and its directors in a Delaware Court of Chancery. The complaint seeks class action status and alleges (among other things) that the defendants breached their fiduciary duties to the Company's stockholders with respect to the proposal by the Jim Tankersley Family to acquire the remaining shares of the Company's Common Stock that are not owned by them. The complaint requests an injunction prohibiting the consummation of the transaction, damages and other relief. A second complaint was filed by a stockholder of the Company on May 3, 1999, against the Company and its directors in a Delaware Court of Chancery. This complaint also seeks class action status, makes similar allegations with respect to the transaction and requests similar relief. See "Stockholder Litigation."

CAPITAL EXPENDITURES


     Capital expenditures, on an accrual basis, amounted to $12,953,000 in fiscal 1999 as compared with $4,774,000 and $533,000 in fiscal 1998 and 1997, respectively. Fiscal 1999 capital spending included expenditures for new equipment, farm land, increased storage, trucks, trailers and similar equipment and vehicles. Capital expenditures for fiscal 2000 are estimated to be approximately $17,500,000, which is approximately $9,100,000 more than depreciation expense projected for fiscal 2000. Capital expenditures anticipated in fiscal 2000 include outlays to be funded under the terms of the $10,000,000 credit facility, previously mentioned, as well as for improvements to the Company's plants, equipment and technological systems, and the purchase of certain leased equipment. The Company's capital expenditures plan may change from time to time and the actual amount spent may vary materially from the amounts anticipated herein.


YEAR 2000 ISSUES


     The Company believes it has developed a comprehensive strategy for updating its systems for Year 2000 ("Y2K") compliance. The Company's information technology ("IT") systems include in-house developed software, as well as software purchased from third parties. All software has been identified and assessed to determine the extent of renovations required in order to be Y2K compliant. Renovations to programs that utilize in-house developed computer code are complete and have been validated. The Company believes vendor developed software will be made Y2K compliant before the end of the current calendar year through vendor-provided updates or replacement with other Y2K compliant hardware and software.



     The Company has identified significant non-IT systems which may be impacted by the Y2K problem, including those relating to production, processing, storage, and communication equipment, and is in the process of determining through inquiries of equipment suppliers, as well as testing of such equipment, the extent of renovations required, if any. The Company believes the assessment will be completed before the end of the Company's second quarter, and that renovation, validation and implementation will be completed before the end of the current calendar year.



     The Company has identified third parties with which it has a significant relationship that, in the event of a Y2K failure, could have a material impact on the Company's financial position or operating results. The third parties include energy and utility suppliers, creditors, material and product suppliers, communication vendors, including value-added network vendors, and the Company's significant customers. These relationships, especially those associated with certain suppliers and customers, are material to the Company and a Y2K failure for one or more of these parties could result in a material adverse effect on the Company's operating results and financial position. The Company is making inquiries of these third parties to assess their Y2K readiness. The Company expects that this process will be on-going throughout the remainder of the current calendar year.



     The Company expects that the costs to address the Y2K issues will total approximately $600,000, of which approximately $500,000 (approximately 35% of fiscal 1999 management information system expense) was spent in fiscal 1999. The remainder will be spent during the first three quarters of fiscal 2000. These costs include salary and fringe benefits for personnel, hardware and software costs, and consulting and travel expenses associated, directly or indirectly, with addressing Y2K issues. Y2K issues have received a high priority within the Company and, as a result, certain other IT projects have been delayed. While such non-Y2K projects are expected to enhance operational efficiencies and improve the quality of information available to management, the delay of such projects is not expected to have material impact on the Company's operations.



     The impact of Y2K scenarios could be limited to insignificant matters such as a minor interruption in production or shipping resulting from unanticipated problems encountered in the IT systems of the Company, or any of the significant third parties with whom the company does business. The pervasiveness of the Y2K issue makes it likely that previously unidentified issues will require remediation during the normal course of business. In such a case, the Company anticipates that transactions could be processed manually while IT and other systems are repaired, and that such interruptions would have a minor effect on the Company's operations. Worst case Y2K scenarios could be as catastrophic as an extended loss of utility service resulting from interruptions at the point of power generation, long-line transmission, or local distribution to the Company's processing and storage facilities. Such an interruption could result in an inability to provide products to the Company's customers, as well as impairment of the Company's production capabilities and its fresh and frozen inventories, resulting in a material adverse effect on the Company's operating results and financial position.



IMPACT OF INFLATION


     Whether current selling prices will be maintained or future selling price increases will be sufficient to match any future cost increases is not determinable at the present time due to the highly competitive conditions which exist in the food industry.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133 amends the guidance in SFAS No. 52, "Foreign Currency Translation," to permit special accounting for a hedge of a foreign currency forecasted transaction with a derivative. It also supersedes SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," and SFAS No. 119, "Disclosure about Derivative Financial Instruments." In addition, it amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," to include in SFAS No. 107 the disclosure provisions about concentrations of credit risk from SFAS No. 105.

     SFAS 133 is effective for financial statements for periods beginning after June 15, 1999. Historically, the Company has not entered into derivatives contracts either to hedge existing risk or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

RESULTS OF OPERATIONS

OVERVIEW AND TRENDS


     The Company's product line is made up of agricultural products which are subject to the cyclical conditions and risks inherent in the agricultural industry. The Company bears part of the growing risks and all of the processing and marketing risks of these agricultural products. Weather abnormalities and excess inventories sometimes cause substantial reductions in the annual volume of product processed in the Company's facilities. When this happens, the unit cost of that year's production will increase substantially, resulting in reduced profit margins for one or more years. On the other hand, when bumper crops occur unit costs may decrease but selling prices will, in general, be depressed.



     The Company is faced with strong competition in the marketplace from large brand name competitors, private regional U.S. growers and processors, and privately-owned Mexican and Canadian growers and processors. These competitive pressures, coupled with low overall growth and retail grocery consolidation, have led to weak market pricing, and a substantial increase in trade spending required for the Company to maintain its market position. These factors have adversely impacted earnings in certain prior periods and, as a result, certain discretionary repair and maintenance projects were deferred to later periods. The Company anticipates that these competitive conditions will continue.



     The Company believes that recently imposed interim tariffs on imported canned mushrooms from certain countries may have had the effect of increasing prices and profitability for this portion of the Company's product line. In cases involving imported canned mushrooms from Chile, India, Indonesia and China, the tariff has been approved for a five-year period. It is anticipated that any effect of such tariffs might be temporary, due to world wide shifts in production and distribution of mushrooms resulting from the tariffs.



     The Company believes that, in order to address the intense competition within its industry, it must improve its operational efficiency, lower its costs, improve its customer service and provide value-added services to its customers. Accordingly, the Company intends to continue to invest in maintaining and expanding its distribution base and to make substantial expenditures to maintain and improve its plants, equipment and technological systems. The Company believes these expenditures are necessary to keep its business competitive and will fund such spending during periods when earnings are available. As a result, the Company expects that its future net income may be adversely affected during certain periods.



     In addition to general inflation and the growing, processing and marketing risks described above, the Company is facing the significant costs associated with governmental regulation, the loss of land and water available for agriculture in California and the increasing competition due to world wide facilitation of trade, notwithstanding the impact of the previously mentioned tariff on certain imported canned mushrooms. As a result of these factors, the Company's earnings are subject to fluctuations and will continue to be so for the foreseeable future.



     The effect on the Company's operations and its ability to withstand the costs of developing healthcare, OSHA, EPA, taxation and other governmental regulations is unknown.

SERVICE REVENUES


     Service revenues consist primarily of outside revenue from the Company's trucking operations, rental and miscellaneous income.

SUPPLY AGREEMENTS

     The Company has entered into multi-year supply agreements with other food processing companies. Through these agreements the Company procures food products to meet production and inventory requirements. The Company is obligated to sell food products processed at its Tennessee and Santa Maria, California facilities to the other food processing companies.


FIRST QUARTER FISCAL 2000 COMPARED TO FIRST QUARTER FISCAL 1999



Revenues



     Net sales and service revenue decreased $2,414,000 (4.8%); sales volume decreased 4.5% accounting for approximately $2,247,000 of the decrease, and the average per pound selling price decreased .3% for the three months ended May 31, 1999, as compared with the same period of the prior year. Excluding the effect of sales to other food processors, sales volume decreased 6.3% and the average per pound selling price increased 1.0% for the quarter ended May 31, 1999, as compared with the same prior year period. The sales volume decrease for the three months ended May 31, 1999, as compared with the same period of the prior year, is primarily attributable to competitive market conditions. Sales allowances decreased $382,000 (4.0%), primarily as a result of the sales volume decrease previously mentioned.



Cost of Sales and Services



     Gross profit decreased $229,000 (2.4%) for the quarter ended May 31, 1999, as compared with the same period of the prior year and the gross margin increased to 19.3% from 18.8%. The decrease in gross profit results primarily from the decreased sales volumes, previously mentioned. The gross margin improvement is attributable to the increased average per pound selling price, as well as improved production costs, as compared with the prior year. The gross profit method, at the estimated annual gross profit rate, is used to determine frozen vegetable cost of goods sold in interim financial statements (See Note
3 -- Notes to Unaudited Financial Statements). Cost of sales and services decreased $2,185,000 (5.4%) for the three months ended May 31, 1999, as compared with the same period of the prior year, primarily as the result of the sales volume decrease, which accounted for approximately $1,800,000 of the decrease, and improved production costs, previously mentioned.



Selling, Administrative and General Expenses



     Selling, general and administrative expenses decreased $360,000 (4.4%) for the quarter compared with the same period of the prior year. Storage expense decreased $352,000 (13.8%) for the quarter as compared with the same period of the prior year, primarily as the result of repairs to the Company's cold storage facilities during the prior fiscal year.

Interest Expense



     Interest expense -- net increased $165,000 (18.6%) for the quarter ended May 31, 1999, as compared with the prior year, primarily as the result of increased borrowings which were incurred during December 1998 and during the three months ended May 31, 1999, previously mentioned.



Taxes on Income



     Taxes on income for the three months ended May 31, 1999 and 1998 consist of current and deferred taxes provided at the estimated effective federal and state tax rates expected to be recognized for the respective periods.


FISCAL 1999 COMPARED TO FISCAL 1998

     Net Sales and Service Revenues. Net sales and service revenues increased $11,673,000 or 6.0% for fiscal 1999 as compared with fiscal 1998 as follows:

                                                     YEAR ENDED FEBRUARY 28,
                                                  ------------------------------
                                                      1999              1998
                                                  ------------      ------------
Gross Sales Revenues:
  Food Products.................................  $247,795,000      $231,430,000
  Services......................................     2,831,000         3,557,000
                                                  ------------      ------------
          Total Gross Revenues..................   250,626,000       234,987,000
Less Sales Allowances on Food Products..........   (43,866,000)      (39,900,000)
                                                  ------------      ------------
  Net Sales and Service Revenues................  $206,760,000      $195,087,000
                                                  ============      ============


     Food product gross sales revenue increased $16,365,000 or 7.1% in fiscal 1999 as compared with fiscal 1998 and included sales volume increases of 6.1% or approximately $14,130,000. The average selling price of food products increased
 .9% or approximately $2,235,000. The average selling price of food products sales, excluding the effect of sales to other food processing companies, increased 1.7% from fiscal 1998 to 1999. Sales allowances increased $3,966,000 or 9.9% from the prior year primarily as a result of sales volume increase, which accounted for approximately $2,400,000 of the increase, with the balance of the increase being attributable to competitive market conditions and the Company's efforts in maintaining current and obtaining additional distribution.



     Cost of Sales and Services. Cost of sales and services increased $8,773,000 or 5.5% in fiscal 1999 as compared with the previous year. The sales volume increase of 6.1% had the effect of increasing cost of sales by approximately $9,500,000. Adverse weather conditions were the primary factor contributing to reduced yields and increased unit costs during fiscal 1999 the effect of which was an increase of approximately $4,200,000 in cost of sales as compared with the prior year. However, the increased unit costs were partially mitigated by the relatively lower average unit costs with respect to beginning year inventories, the effect of which was approximately $2,100,000. Moreover, cost of sales was reduced as the result of changes in the overall sales mix. Gross profit increased $2,900,000 or 8.0% in fiscal 1999 as compared with the previous year and the gross profit margin was 19.0% for fiscal 1999 and 18.7% for fiscal 1998. The increase in gross profit resulted primarily from the increased sales volume and increased average selling prices previously mentioned.

     Operating results for fiscal 1999 included a charge to operations of approximately $2,200,000 as compared with approximately $1,850,000 in fiscal 1998, as the result of a plant repair and maintenance program. It is expected that repair and maintenance expenditures under this program will continue to be significant during fiscal 2000.


     Selling, Administrative and General Expenses. Selling, administrative and general expenses increased $2,523,000 (8.0%) in fiscal 1999 as compared with the previous year. Administrative and general selling expense increased $1,237,000 (8.2%) primarily as the result of costs associated with the Company's Y2K efforts, an increase in expense related to the allowance for possible losses associated with accounts receivable totalling $129,000, and increases in other general, administrative and selling expenses. The increase in the allowance for accounts receivable losses resulted from increasing concentrations of credit risk associated with consolidation of retail grocery chains and the financial condition of certain of the Company's customers. Incentive compensation expense increased $624,000 (81%). Storage expense increased $187,000 (1.9%), primarily as the result of repairs to the Company's cold storage facilities. Brokerage expense increased $276,000 (6.5%), primarily as the result of increased sales. Advertising and other direct selling expenses increased $199,000 (11.6%).



     Interest Expenses. Interest expenses was substantially unchanged from fiscal 1999 to fiscal 1998, decreasing $3,000 (.1%).


     Miscellaneous Income. Miscellaneous Income (Expense) -- Net was $(155,000) in fiscal 1999 as compared with $53,000 for fiscal 1998. Fiscal 1999 includes expense of $145,000 related to disposals of property, plant and equipment and leasehold improvements. Fiscal 1998 includes $51,000 resulting from net gains realized on disposal of property, plant and equipment.

     Taxes on Income. Taxes on income consist of current and deferred income taxes required to be recognized for fiscal 1999 and 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

     Net Sales and Service Revenues. Net sales and service revenues decreased $733,000 or .4% for fiscal 1998 as compared with fiscal 1997 as follows:

                                                     YEAR ENDED FEBRUARY 28,
                                                  ------------------------------
                                                      1998              1997
                                                  ------------      ------------
Gross Sales Revenues:
  Food Products.................................  $231,430,000      $227,192,000
  Services......................................     3,557,000         3,173,000
                                                  ------------      ------------
          Total Gross Revenues..................   234,987,000       230,365,000
Less Sales Allowances on Food Products..........   (39,900,000)      (34,545,000)
                                                  ------------      ------------
  Net Sales and Service Revenues................  $195,087,000      $195,820,000
                                                  ============      ============


     Food product gross sales revenue increased $4,238,000 or 1.9% in fiscal 1998 as compared with fiscal 1997 and included sales volume increases of 3.0% or approximately $6,894,000. The average selling price of food products decreased 1.1% or approximately $2,656,000, primarily as the result of a five million pound (14.0%) increase in sales to other food processing companies in connection with the previously mentioned multi-year reciprocal supply agreements. The volume increase in sales to other food processing companies accounted for approximately one half of the Company's total sales volume increase. The average selling price of food products sales, excluding the effect of sales to other food processing companies, increased .3% from 1997 to 1998. Sales allowances increased $5,355,000 or 15.5% from the prior year primarily as the result of competitive market conditions and the Company's efforts in maintaining current, and obtaining additional, distribution.


     Cost of Sales and Services. Cost of sales and services decreased $485,000 or .3% in fiscal 1998 as compared with the previous year. The sales volume increase had the effect of increasing cost of sales by approximately $4,700,000 for fiscal 1998 as compared with fiscal 1997. During fiscal 1998 favorable production efficiencies contributed to a reduction in unit costs that had the effect of reducing cost of sales by approximately $2,300,000 as compared with fiscal 1997. Other decreases in cost of sales of approximately $2,900,000 are primarily attributable to changes in the overall sales mix for 1998 as compared with 1997. Gross profit decreased $248,000 or .7% in fiscal 1998 as compared with the previous year and the gross profit margin was 18.7% for both fiscal 1998 and 1997. The decrease in gross profit resulted primarily from the increased promotional allowances previously mentioned, the effects of which were partially mitigated primarily by the effect of favorable production efficiencies in fiscal 1998 as compared with fiscal 1997.


     Operating results for fiscal 1998 include a charge to operations of approximately $1,850,000 as compared with approximately $1,100,000 in fiscal 1997, as the result of a plant repair and maintenance program.

     Selling, Administrative and General Expenses. Selling, administrative and general expenses decreased $418,000 (1.3%) in fiscal 1998 as compared with the previous year, primarily as the result of a fiscal 1997 charge of approximately $829,000 resulting from the Company's adoption of a non-contributory, unqualified supplemental retirement plan for management employees. Storage expense increased $443,000 for fiscal 1998 as compared with fiscal 1997 primarily as the result of repairs to the Company's cold storage facilities. Other expenses increased $32,000 in fiscal 1998 as compared with fiscal 1997.

     Interest Expense. Interest expense increased $270,000 (7.0%) in fiscal 1998 from fiscal 1997, primarily as the result of higher average borrows resulting from the stock purchase previously mentioned.

     Miscellaneous Income. Miscellaneous Income -- Net was $53,000 in fiscal 1998 as compared with $707,000 for fiscal 1997. Fiscal 1997 includes $314,000 resulting from net gains realized on disposal of property, plant and equipment, and $212,000 to restore the carrying value of certain property held for disposal to original cost, based on its current fair market value. Further, miscellaneous income in fiscal 1997 includes the realization of a claim in the amount of $167,000 related to operations which were discontinued in 1992.

     Taxes on Income. Taxes on income consist of current and deferred income taxes required to be recognized for fiscal 1998 and 1997.

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                               ABOUT MARKET RISK

     The Company does not engage in hedging or other market structure derivative trading activities. Additionally, the Company's debt obligations are primarily fixed-rate in nature and, as such, are not sensitive to changes in interest rates. The following table summarizes as of February 28, 1999, the amount of fixed-rate indebtedness and the amount of variable-rate indebtedness that will mature during the fiscal years indicated. The Company's exposure to interest rate risk has not changed materially through the date of this Proxy Statement.


                                 EXPECTED MATURITY DATES OF LONG-TERM DEBT AS OF FEBRUARY 28, 1999
                                                 (INCLUDING CURRENT PORTION)($000)
                            ---------------------------------------------------------------------------
                                                                                                 FAIR
                             2000     2001     2002     2003     2004    THEREAFTER    TOTAL     VALUE
                            ------   ------   ------   ------   ------   ----------   -------   -------
Fixed rate debt...........  $2,278   $2,457   $2,498   $2,630   $2,841    $32,069     $44,773   $45,757
Average interest rate.....     7.7%     7.7%     7.7%     7.7%     7.7%       7.8%
Variable rate debt........     218      220      221      221      223      4,922       6,025     6,025
Average interest rate.....     7.3%     7.3%     7.3%     7.3%     7.3%       7.3%
                                                                                      -------   -------
                                                                                      $50,798   $51,782
                                                                                      =======   =======


                    DIRECTORS AND EXECUTIVE OFFICERS OF THE
                COMPANY, PICTSWEET LLC AND UF ACQUISITION CORP.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Directors. The following table sets forth the name of each director and a description of such director's positions and offices with the Company, if any; a brief description of such director's principal occupation and business experience during at least the last five years; certain directorships presently held by such director in companies other than the Company; and certain other information including such director's age. Unless otherwise indicated, the address of each director and executive officer of the Company is that of the Company at Ten Pictsweet Drive, Bells, Tennessee 38006-0119. Each person listed below is a citizen of the United States.


                                                                       DIRECTOR
                       DIRECTOR NAME                          AGE       SINCE
                       -------------                          ---      --------
Darla T. Darnall............................................  36         1990
B. M. Ennis.................................................  61         1978
Dr. Joseph A. Geary.........................................  46         1991
Carl W. Gruenewald, II......................................  66         1981
Thomas A. Hopper, Jr........................................  39         1997
Kelle T. Northern...........................................  32         1991
Daniel B. Tankersley........................................  52         1979
James I. Tankersley.........................................  57         1972
James W. Tankersley.........................................  27         1997
Julia T. Wells..............................................  60         1990
John S. Wilder..............................................  78         1979

     The following is a summary of the principal business associations of the Company's directors.

     Darla T. Darnall has been Marketing Analyst for the Company's Pictsweet Frozen Foods Division from 1985 to 1990. Mrs. Darnall has been associated with the Company since 1981.

     B. M. Ennis has been President of the Company since 1989. Mr. Ennis has been associated with the Company since 1968.

     Dr. Joseph A. Geary has been a Minister at St. Paul United Methodist Church, Memphis, Tennessee since 1996. He has been a Director of the Company since 1991.

     Carl W. Gruenewald, II has been Senior Vice President-Finance of the Company since 1982 and Treasurer of the Company since 1977. Mr. Gruenewald has been associated with the Company since 1966.

     Thomas A. Hopper, Jr. has been President since 1993 of the Hopper Company, a media and strategic consulting business. He was a regional director of the Republican National Committee from 1993 to 1997.

     Kelle T. Northern has been Manager -- Human Resources for the Company's Pictsweet Frozen Foods Division from 1990 to 1996. Mrs. Northern has been associated with the Company since 1982.

     Daniel B. Tankersley has been Chief Manager of Dover Communications LLC, a political consulting, direct mail and media broker since August 1998. Previously, Mr. Tankersley served as the Company's Vice Chairman of the Board from 1992 through 1998 and as Secretary of the Company from 1978 through 1998. Mr. Tankersley was Executive Vice President and General Counsel of the Company from 1989 to 1992 and Vice President of the Company from 1979 to 1989. He has been associated with the Company since 1973.

     James I. Tankersley has been Chairman of the Board of the Company since 1986. Mr. Tankersley has been the Chief Executive Officer of the Company since 1983 and served as President of the Company from 1977 to 1989. He has been associated with the Company since 1964.

     James W. Tankersley has been Purchasing Manager for the Company since 1995 and has been associated with the Company since 1987.

     Julia T. Wells has been Director of Marketing Services for the Company's Pictsweet Frozen Foods Division since 1986. Mrs. Wells has been associated with the Company since 1964.

     John S. Wilder has been Speaker of the Senate and Lieutenant Governor of the State of Tennessee since 1970 and has served continuously in the Tennessee State Legislature since 1968, having served two year terms in 1959 and 1966. Mr. Wilder is an attorney with Wilder and Saunders, PLC, a law firm in Somerville, Tennessee and is also Chairman of the Board of Cumberland Bancorp, Inc., a director of Cumberland Bank of Carthage, Tennessee, a director of Bank Tennessee, of Collierville, Tennessee and a director of the Community Bank of Nashville, Tennessee. He is Vice-President of the Longtown Supply Company, Inc. of Longtown, Tennessee, a farming, cotton-ginning and merchandise business, a partner in Longtown Farms, a partnership engaged in the business of farming and a director of Health Management, Inc., a pathological waste disposal company.

     Executive Officers. The following sets forth the name of each executive officer of the Company other than those previously listed as directors and a description of such person's positions and offices with the Company; a brief description of such person's business experience during at least the last five years; and certain other information including such person's age. Each person listed below is a citizen of the United States.

     Donald Dresser, age 51, has been Senior Vice President, Administration and Secretary since 1998. Previously Mr. Dresser served as Executive Vice-President and Director of Development for the Company since 1989.

     Mason A. Leonard, age 54, has been Division President, Pictsweet Frozen Foods, since 1989.

     John D. Haltom, age 51, has been Division President, Pictsweet Mushroom Farms, since 1990.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF PICTSWEET LLC AND UF ACQUISITION CORP.

     Set forth below is the name of each director and executive officer of Pictsweet LLC and UF Acquisition Corp. and, unless disclosed elsewhere in this Proxy Statement, the present principal occupation or employment of each such person and a brief description of his principal occupation and business experience during at least the last five years. Each person listed below is a citizen of the United States.

Pictsweet LLC.............  James I. Tankersley:        President, Director
                            Darla T. Darnall:           Secretary, Director
                            Kelle T. Northern:          Treasurer, Director
                            James W. Tankersley:        Director
                            Edna W. Tankersley:         Director
UF Acquisition Corp.......  James I. Tankersley:        Chairman of the Board and
                                                        President, Director
                            Donald Dresser:             Secretary and Treasurer
                            Darla T. Darnall:           Director
                            Kelle T. Northern:          Director
                            James W. Tankersley:        Director
                            Edna W. Tankersley:         Director

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION

     The merger agreement provides that after the merger, the officers and directors of the Company will become the officers and directors of the surviving corporation. However, pursuant to the terms of the merger agreement, each director of the Company personally agrees to deliver to Pictsweet LLC, at Pictsweet LLC's request, such director's resignation effective immediately at 12:01 a.m. on the day next after the closing date. It is anticipated that all of the current officers of the Company will become officers of the surviving corporation with similar duties and responsibilities, but there are no written agreements to that effect and no person other than the members of the Jim Tankersley Family is expected to own an equity interest in the surviving corporation.

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                           CERTAIN BENEFICIAL OWNERS


     The following table sets forth as of July   , 1999 the number of shares of
Common Stock which are, to the best of management's belief, controlled or beneficially owned, directly or indirectly, by each of the present directors, each of the executive officers of the Company, all directors and executive officers of the Company as a group, and any holders of five percent or more of either class of Common Stock:



                                                   BENEFICIAL STOCK OWNERSHIP
                                       --------------------------------------------------
                                                    PERCENT OF                 PERCENT OF
                NAME                   CLASS A(1)   CLASS(2)(3)     CLASS B     CLASS(3)
                ----                   ----------   -----------    ---------   ----------
Darla T. Darnall.....................    440,871        14.4%        440,871      10.5%
Donald Dresser.......................         --          --              --        --
B. M. Ennis..........................         --          --              --        --
Dr. Joseph A. Geary..................      1,000           *              --        --
Carl W. Gruenewald, II...............         --          --              --        --
John D. Haltom.......................      9,200           *           4,000         *
Thomas A. Hopper, Jr.................         --          --              --        --
Mason A. Leonard.....................      1,000           *             500         *
Kelle T. Northern....................    440,871        14.4%        440,871      10.5%
Daniel B. Tankersley.................    712,176        24.3%        312,783       7.5%
James I. Tankersley(4)...............  2,553,415        49.4%      2,553,415      60.9%
James W. Tankersley..................    440,871        14.4%        440,871      10.5%
Julia T. Wells.......................    327,770        12.5%             --        --
John S. Wilder.......................      1,000           *           1,000         *
Jim Tankersley Family(5).............  2,553,415        49.4%      2,553,415      60.9%
Don C. Whitaker(6)...................    132,000         5.0%             --        --
All Directors and Executive Officers
  of the Company as a Group (14
  persons)...........................  3,605,561        65.7%      2,871,698      68.5%


-------------------------

(1) The following table shows shares of Class A Common Stock, included in the number of shares beneficially owned, which may be acquired upon the conversion of Class B Common Stock:


                                    NUMBER OF
               NAME                  SHARES
               ----                 ---------
Darla T. Darnall..................    440,871
John D. Haltom....................      4,000
Mason A. Leonard..................        500
Kelle T. Northern.................    440,871
James I. Tankersley(4)............  2,553,415
Daniel B. Tankersley..............    312,783



                                    NUMBER OF
               NAME                  SHARES
               ----                 ---------
James W. Tankersley...............    440,871
John S. Wilder....................      1,000
All Directors and Executive
  Officers of the Company as a
  Group (14 persons)..............  2,871,698


-------------------------

(2) Total Class A shares used to calculate percent of class includes the shares of Class A Common Stock which may be acquired by the beneficial owner upon the conversion of Class B Common Stock. See Note (1).

(3) (*) Indicates less than one percent of class.

(4) Includes shares beneficially owned by other members of the Jim Tankersley Family.

(5) The following table sets forth information with respect to shares of Common Stock beneficially owned by the members of the Jim Tankersley Family:

                                                                                                 PERCENT OF
                                                                     PERCENT OF                      OF
                          NAME                         CLASS A(1)    CLASS(2)(3)     CLASS B      CLASS(3)
                          ----                         ----------    -----------    ---------    ----------
    Darla T. Darnall.................................    440,871        14.4%         440,871      10.5%
    Kelle T. Northern................................    440,871        14.4%         440,871      10.5%
    Edna W. Tankersley...............................      9,474        *               9,474       *
    James I. Tankersley..............................  1,221,328        31.8%       1,221,328      29.1%
    James W. Tankersley..............................    440,871        14.4%         440,871      10.5%


     James I. Tankersley has no power to vote or dispose of and disclaims beneficial ownership of the 9,474 shares of Class B Common Stock owned by his spouse, Edna W. Tankersley.



(6) Based on a Schedule 13D filed by Mr. Whitaker dated July 15, 1999, which lists Mr. Whitaker's address as 23 Beechwood, Irvine, California 92604.



     Each of the persons listed above, other than Mr. Whitaker, may be reached at Ten Pictsweet Drive, Bells, Tennessee 38006.


     Certain directors and executive officers of the Company are also members of Pictsweet LLC or directors or executive officers of UF Acquisition Corp. With the exception of the ownership of shares of Common Stock by certain of such persons set forth in "Security Ownership of Management and Certain Beneficial Owners," no director or named executive officer of the Company, members or Pictsweet LLC or directors or executive officers of UF Acquisition Corp. owns any shares of Common Stock.

                     MARKET PRICE AND DIVIDEND INFORMATION


     The Class A Common Stock and Class B Common Stock are listed on the American Stock Exchange and the Pacific Exchange, respectively, under the symbols "UFDA" and "UFDB." On September 15, 1998, the last trading day before the public announcement of the Jim Tankersley Family's proposal to acquire all the shares of Common Stock held by the public stockholders, the reported closing price per share of the Class A Common Stock was $2.375 and the reported closing price per share of the Class B Common Stock was $2.50. On May 14, 1999, the last trading day before the public announcement of the execution of the merger agreement, the reported closing sale price per share of the Class A Common Stock was $2.50 and the reported closing price per share of the Class B Common Stock
was $2.50. On July   , 1999, the last full trading day prior to the date of this
Proxy Statement, the reported closing sale price per share of the Class A Common
Stock was $          and the reported closing price per share of the Class B
Common Stock was $          . STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT PRICE
QUOTATION FOR THE COMMON STOCK.


     The Company has not declared or paid any cash dividends to the stockholders of the Company in recent years. The declaration and payment of dividends by the Company are subject to the discretion of the board of directors. The board of directors determines payment of dividends in light of conditions then existing, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors. Restrictive covenants in the credit facility limit retained earnings available for payment of dividends.

     As of February 28, 1999, there were approximately 2,000 and 1,500 holders of record of the Class A Common Stock and the Class B Common Stock, respectively.

     The following table sets forth, for each period shown, the high and low sales prices of the Common Stock as reported by the American Stock Exchange, the Common Stock's principal trading market.

                                                  CLASS A            CLASS B
                                                  COMMON             COMMON
                                                   STOCK              STOCK
                                                PRICE RANGE        PRICE RANGE
                                               -------------      -------------
                   PERIOD                      HIGH      LOW      HIGH      LOW
                   ------                      ----      ---      ----      ---
Fiscal 1997
  Quarter ended May 31, 1996.................   $2 1/8   $1 3/4    $2 1/8   $1 3/4
  Quarter ended August 31, 1996..............    2 1/4    1 5/8     2 1/4    1 3/4
  Quarter ended November 30, 1996............    1 15/16  1 5/8     2        1 5/8
  Quarter ended February 28, 1997............    1 7/8    1 1/2     1 7/8    1 1/2
Fiscal 1998
  Quarter ended May 31, 1997.................   $2 1/8   $1 7/16   $2 3/16  $1 9/16
  Quarter ended August 31, 1997..............    2 15/16  2         2 15/16  2 1/8
  Quarter ended November 30, 1997............    2 3/4    2 1/4     2 3/4    2 1/8
  Quarter ended February 28, 1998............    4        2 3/8     3 13/16  2 3/8
Fiscal 1999
  Quarter ended May 31, 1998.................   $3 15/16 $2 1/2    $3 11/16 $2 15/16
  Quarter ended August 31, 1998..............    3 1/2    2 1/2     3 5/8    2 3/4
  Quarter ended November 30, 1998............    2 15/16  2 3/8     3        2 7/16
  Quarter ended February 28, 1999............    2 13/16  2 3/8     2 15/16  2 3/8


     The average daily trading volumes for the Class A Common Stock were 1,922, 2,250 and 3,249 shares for fiscal 1999, 1998 and 1997, respectively. The average daily trading volumes for the Class B Common Stock were 890, 1,475 and 1,957 shares for fiscal 1999, 1998 and 1997.


                    CERTAIN TRANSACTIONS IN THE COMMON STOCK

     There were no transactions in the Common Stock of the Company that were effected during the past 60 days by (i) the Company, (ii) any director or executive officer of the Company, (iii) any person controlling the Company or
(iv) any director or executive officer of the person ultimately in control of the Company, Pictsweet LLC or UF Acquisition Corp.

     On May 19, 1997, the Company initiated a cash tender offer for up to one million shares of its Class A Common Stock and Class B Common Stock at a price of $2.50 per share. On June 17, 1997 (the original expiration date of the Offer), the Company amended the offer by extending the expiration date to July 3, 1997 and by increasing the number of shares it offered to purchase from 1,000,000 shares of its Class A Common Stock and Class B Common Stock to up to 2,500,000 shares of its Class A Common Stock and up to 1,500,000 shares of its Class B Common Stock, each at $2.50 per share. A total of approximately 2,641,299 shares of Class A Common Stock and 1,720,932 shares of Class B Common Stock were validly tendered and not withdrawn in response to the offer, as amended. The purchase of shares was prorated in accordance with the terms of the offer, as amended, for each class of Common Stock. The purchase, which totaled approximately $10,168,000, including expenses, was funded with borrowings from the Company's revolving credit facilities and cash.

     During August 1998, Dr. Geary, a director of the Company, purchased 250 shares of Class A Common Stock in the open market at a price of $3.25 per share.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     BDO Seidman, LLP serves as the Company's independent certified public accountants. A representative of BDO Seidman will be at the special meeting to answer any appropriate question by stockholders and will have the opportunity to make a statement, if so desired.

                             STOCKHOLDER PROPOSALS

     Stockholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals to the Company in a timely manner and otherwise complying with applicable law. As of the date hereof, the Company has not set the date for the annual meeting of stockholders for 1999. In order to be timely, proposals must be received a reasonable time before the Company begins to print and mail its proxy materials for such annual meeting.

                             ADDITIONAL INFORMATION

     Pursuant to the requirements of Section 13(e) of the Exchange Act and Rule 13e-3 promulgated thereunder, the Company, as issuer of the class of equity securities that are the subject of the Rule 13e-3 transaction, together with James I. Tankersley, Pictsweet LLC and UF Acquisition Corp. have filed with the Commission a Transaction Statement on Schedule 13E-3 relating to the transactions contemplated by the merger agreement. As permitted by the rules and regulations of the Commission, this Proxy Statement omits certain information, exhibits and undertakings contained in the Schedule 13E-3. Such additional information can be inspected at and obtained from the Commission in the manner set forth below under "Available Information."


     For further information concerning any documents discussed in this Proxy Statement, you should read carefully the entire document, a copy of which has been filed as an exhibit to the Schedule 13E-3.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's regional offices located at 1401 Brickell Avenue, Suite 200, Miami, Florida 33131, and 3475 Lenox Road, N.E., Suite 1000, Atlanta, Georgia 30326-1232. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549. Certain reports, proxy statements and other information concerning the Company also can be inspected on the Commission's site on the Internet at http://www.sec.gov. Because the merger is a "going private" transaction, the Company, Pictsweet LLC, UF Acquisition Corp. and the members of the Jim Tankersley Family have filed with the Commission a Rule 13E-3 Transaction Statement on Schedule 13E-3 under the Exchange Act regarding the merger. This Proxy Statement does not contain all of the information set forth in the Schedule 13E-3 and exhibits thereto.

     THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, PICTSWEET LLC, UF ACQUISITION CORP. OR THE JIM TANKERSLEY FAMILY SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROXY STATEMENT IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Balance Sheets as of February 28, 1999 and 1998.............   F-3
Statements of Income for the years ended February 28, 1999,
  1998 and 1997.............................................   F-4
Statements of Stockholders' Equity for the years ended
  February 28, 1999, 1998 and 1997..........................   F-5
Statements of Cash Flows for the years ended February 28,
  1999, 1998 and 1997.......................................   F-6
Notes to Financial Statements...............................  F-10
Balance Sheets as of May 31, 1999 and 1998 (unaudited)......  F-20
Statements of Income for the three months ended May 31, 1999 and 1998 (unaudited)......................................  F-21
Statements of Cash Flows for the three months ended May 31,
  1999 and 1998 (unaudited).................................  F-22
Notes to Financial Statements (unaudited)...................  F-23

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
United Foods, Inc.

     We have audited the accompanying balance sheets of United Foods, Inc. as of February 28, 1999 and 1998, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Foods, Inc. at February 28, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 1999, in conformity with generally accepted accounting principles.

                                              /s/BDO Seidman, LLP

Memphis, TN
April 1, 1999

                               UNITED FOODS, INC.

                                 BALANCE SHEETS

                                                                      FEBRUARY 28,
                                                              ----------------------------
                                                                  1999            1998
                                                              ------------    ------------
                           ASSETS
CURRENT:
  Cash and cash equivalents.................................  $  2,027,000    $    646,000
  Trade accounts receivable, less allowance of $500,000 and
    $285,000 for possible losses (Notes 1 and 3)............    19,154,000      19,263,000
  Inventories (Notes 2 and 3)...............................    37,785,000      37,344,000
  Prepaid expenses and miscellaneous........................     3,296,000       3,935,000
  Deferred income taxes (Note 5)............................     1,641,000       1,249,000
                                                              ------------    ------------
         TOTAL CURRENT ASSETS...............................    63,903,000      62,437,000
                                                              ------------    ------------
PROPERTY AND EQUIPMENT (Note 3):
  Land and land improvements................................    13,814,000       9,968,000
  Buildings.................................................    22,227,000      21,399,000
  Machinery and equipment...................................   103,388,000      94,870,000
                                                              ------------    ------------
                                                               139,429,000     126,237,000
  Less accumulated depreciation and amortization............   (80,876,000)    (74,151,000)
                                                              ------------    ------------
      NET PROPERTY AND EQUIPMENT............................    58,553,000      52,086,000
                                                              ------------    ------------
OTHER ASSETS................................................       944,000       1,361,000
                                                              ------------    ------------
                                                              $123,400,000    $115,884,000
                                                              ============    ============

            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 13,638,000    $ 12,191,000
  Accruals:
    Compensation and related taxes..........................     2,994,000       2,889,000
    Pension contributions (Note 8)..........................     1,020,000         965,000
    Income taxes (Note 5)...................................       514,000          46,000
    Workers' compensation claims (Note 9)...................     1,209,000         993,000
    Interest................................................       311,000         448,000
    Promotional allowances..................................     1,566,000         905,000
    Miscellaneous...........................................       570,000         394,000
  Current maturities of long-term debt (Notes 3 and 8)......     2,496,000       4,427,000
                                                              ------------    ------------
         TOTAL CURRENT LIABILITIES..........................    24,318,000      23,258,000
LONG-TERM DEBT, less current maturities (Notes 3 and 8).....    48,302,000      42,168,000
DEFERRED INCOME TAXES (Note 5)..............................     4,512,000       4,710,000
                                                              ------------    ------------
         TOTAL LIABILITIES..................................    77,132,000      70,136,000
                                                              ------------    ------------
COMMITMENTS AND CONTINGENCIES (Notes 7, 8, and 9)
STOCKHOLDERS' EQUITY (Note 4):
  Preferred stock, $1 par, shares authorized 10,000,000.....            --              --
  Common stock, Class A, $1 par, shares authorized
    12,000,000; outstanding 2,617,243 and 2,616,139.........     2,617,000       2,616,000
  Common stock, Class B, $1 par, shares authorized
    6,000,000; outstanding 4,192,686 and 4,193,790..........     4,193,000       4,194,000
  Additional paid-in capital................................     3,993,000       3,993,000
  Retained earnings (Note 3)................................    35,465,000      34,945,000
                                                              ------------    ------------
         TOTAL STOCKHOLDERS' EQUITY.........................    46,268,000      45,748,000
                                                              ------------    ------------
                                                              $123,400,000    $115,884,000
                                                              ============    ============

     See accompanying summary of accounting policies and notes to financial statements.

                               UNITED FOODS, INC.

                              STATEMENTS OF INCOME

                                                  YEAR ENDED FEBRUARY 28,
                                         ------------------------------------------
                                             1999           1998           1997
                                         ------------   ------------   ------------
NET SALES AND SERVICE REVENUES (Note
  9)...................................  $206,760,000   $195,087,000   $195,820,000
COST OF SALES AND SERVICES.............   167,408,000    158,635,000    159,120,000
                                         ------------   ------------   ------------
     Gross profit......................    39,352,000     36,452,000     36,700,000
SELLING, ADMINISTRATIVE AND GENERAL
  EXPENSES.............................    34,133,000     31,610,000     32,028,000
                                         ------------   ------------   ------------
     Operating income..................     5,219,000      4,842,000      4,672,000
                                         ------------   ------------   ------------
OTHER INCOME (EXPENSE):
  Interest expense.....................    (4,138,000)    (4,141,000)    (3,871,000)
  Miscellaneous income (expense),
     net...............................      (155,000)        53,000        707,000
                                         ------------   ------------   ------------
          Total other income (expense),
             net.......................    (4,293,000)    (4,088,000)    (3,164,000)
                                         ------------   ------------   ------------
     Income before taxes on income.....       926,000        754,000      1,508,000
TAXES ON INCOME (Note 5)...............       406,000        294,000        586,000
                                         ------------   ------------   ------------
NET INCOME.............................  $    520,000   $    460,000   $    922,000
                                         ============   ============   ============
BASIC AND DILUTED EARNINGS PER COMMON
  SHARE (Note 6).......................  $        .08   $        .06   $        .08
                                         ============   ============   ============

     See accompanying summary of accounting policies and notes to financial statements.

                               UNITED FOODS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                     COMMON STOCK -             COMMON STOCK -
                                         CLASS A                   CLASS B            ADDITIONAL
                                 -----------------------   ------------------------     PAID-IN      RETAINED
                                   SHARES       AMOUNT       SHARES       AMOUNT        CAPITAL      EARNINGS
                                 ----------   ----------   ----------   -----------   -----------   -----------
Balance, February 29, 1996.....   7,649,457   $7,650,000    7,096,180   $7,096,000    $ 8,644,000   $41,261,000
Net income for the year........          --           --           --           --             --       922,000
Exchange of Class B common
 stock for Class A common
 stock.........................       6,000        6,000       (6,000)      (6,000)            --            --
Retirement of treasury stock
 (Note 4)......................  (2,539,382)  (2,540,000)  (1,396,326)  (1,396,000)    (6,181,000)           --
                                 ----------   ----------   ----------   -----------   -----------   -----------
Balance, February 28, 1997.....   5,116,075    5,116,000    5,693,854    5,694,000      2,463,000    42,183,000
Net income for the year........          --           --           --           --             --       460,000
Exchange of Class B common
 stock for Class A common
 stock.........................          64           --          (64)          --             --            --
Purchase of treasury stock
 (Note 4)......................          --           --           --           --             --            --
Retirement of, and adjustment
 in connection with, treasury
 stock (Note 4)................  (2,500,000)  (2,500,000)  (1,500,000)  (1,500,000)     1,530,000    (7,698,000)
                                 ----------   ----------   ----------   -----------   -----------   -----------
Balance, February 28, 1998.....   2,616,139    2,616,000    4,193,790    4,194,000      3,993,000    34,945,000
Net income for the year........          --           --           --           --             --       520,000
Exchange of Class B common
 stock for Class A common
 stock.........................       1,104        1,000       (1,104)      (1,000)            --            --
                                 ----------   ----------   ----------   -----------   -----------   -----------
Balance, February 28, 1999.....   2,617,243   $2,617,000    4,192,686   $4,193,000    $ 3,993,000   $35,465,000
                                 ==========   ==========   ==========   ===========   ===========   ===========


                                       TREASURY STOCK
                                 --------------------------
                                   SHARES         AMOUNT         TOTAL
                                 -----------   ------------   -----------
Balance, February 29, 1996.....    3,935,708   $(10,117,000)  $54,534,000
Net income for the year........           --             --       922,000
Exchange of Class B common
 stock for Class A common
 stock.........................           --             --            --
Retirement of treasury stock
 (Note 4)......................   (3,935,708)    10,117,000            --
                                 -----------   ------------   -----------
Balance, February 28, 1997.....           --             --    55,456,000
Net income for the year........           --             --       460,000
Exchange of Class B common
 stock for Class A common
 stock.........................           --             --            --
Purchase of treasury stock
 (Note 4)......................    4,000,000    (10,168,000)  (10,168,000)
Retirement of, and adjustment
 in connection with, treasury
 stock (Note 4)................   (4,000,000)    10,168,000            --
                                 -----------   ------------   -----------
Balance, February 28, 1998.....           --             --    45,748,000
Net income for the year........           --             --       520,000
Exchange of Class B common
 stock for Class A common
 stock.........................           --             --            --
                                 -----------   ------------   -----------
Balance, February 28, 1999.....           --   $         --   $46,268,000
                                 ===========   ============   ===========

     See accompanying summary of accounting policies and notes to financial statements.

                               UNITED FOODS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED FEBRUARY 28,
                                                           ------------------------------------------
                                                               1999           1998           1997
                                                           ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................................  $    520,000   $    460,000   $    922,000
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation........................................     7,119,000      7,285,000      7,859,000
     Provision for losses on accounts receivable.........       210,000         81,000         60,000
     Net loss (gain) on disposal of property and
       equipment.........................................       145,000        (51,000)      (314,000)
     Recovery of writedown on property held for
       disposal..........................................            --             --       (212,000)
     Deferred income taxes...............................      (590,000)      (305,000)      (626,000)
     Change in operating assets and liabilities:
       Accounts receivable...............................      (101,000)    (1,811,000)    (3,091,000)
       Inventories.......................................      (441,000)      (650,000)     6,405,000
       Prepaid expenses and miscellaneous................       639,000        (64,000)       721,000
       Other assets......................................      (387,000)       (16,000)       508,000
       Income taxes payable..............................       468,000       (282,000)       122,000
       Accounts payable and accruals.....................     2,117,000      1,270,000        485,000
                                                           ------------   ------------   ------------
          Net cash provided by operating activities......     9,699,000      5,917,000     12,839,000
                                                           ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...................................   (12,538,000)    (4,546,000)      (693,000)
  Proceeds from sale of property and equipment...........        17,000         92,000        898,000
                                                           ------------   ------------   ------------
          Net cash provided (used) by investing
            activities...................................  $(12,521,000)  $ (4,454,000)  $    205,000
                                                           ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (repayments) borrowings under line of credit
     agreements..........................................  $ (9,448,000)  $  9,448,000   $(20,095,000)
  Proceeds from long-term borrowings.....................    26,728,000        922,000     14,884,000
  Purchase of treasury stock.............................            --    (10,168,000)            --
  Reduction of long-term debt............................   (13,077,000)    (4,791,000)    (5,090,000)
                                                           ------------   ------------   ------------
       Net cash provided (used) by financing
          activities.....................................     4,203,000     (4,589,000)   (10,301,000)
                                                           ------------   ------------   ------------
NET INCREASE (DECREASE) IN CASH FOR THE YEAR.............     1,381,000     (3,126,000)     2,743,000
CASH AND CASH EQUIVALENTS, beginning of year.............       646,000      3,772,000      1,029,000
                                                           ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, end of year...................  $  2,027,000   $    646,000   $  3,772,000
                                                           ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest...............................................  $  3,672,000   $  3,618,000   $  3,690,000
  Income taxes...........................................  $    487,000   $    854,000   $  1,084,000
Non-cash investing and financing activities:
  Capital expenditures of $643,000 and $228,000 are included in accounts payable at February 28, 1999 and 1998, respectively.

     See accompanying summary of accounting policies and notes to financial statements.

                               UNITED FOODS, INC.

                         SUMMARY OF ACCOUNTING POLICIES

LINES OF BUSINESS

     The Company is principally engaged in the growing, processing, marketing and distribution of food products, primarily frozen vegetables and fresh mushrooms.

     Food products are distributed for resale in the retail market directly to large national grocery chains and through food brokers to numerous independent food stores located throughout the United States, both under the Company's brand name and under buyers' labels, and to military commissaries in the United States and overseas under the Company's brand name.

     The Company also sells certain of its food products, directly and through food brokers, to institutions located throughout the United States, such as restaurants, schools, hospitals, hotels, and federal and state government agencies. In addition, the Company purchases and sells certain products under reciprocal supply agreements with other food processors.

     The Company currently operates six owned facilities in California, Oregon, Tennessee and Utah. Although production varies with the seasons at three frozen vegetable plants, all the facilities operate during a substantial part of the year.

USE OF ESTIMATES

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company classifies cash on hand, savings and checking accounts and short-term investments with initial maturities of less than 90 days as cash equivalents.

INVENTORY VALUATION

     Substantially all of the Company's inventories are valued at the lower of cost (first-in, first-out) or market. Market for finished goods is based on net realizable value; and for raw materials and growing crops, market is based on replacement cost.

                               UNITED FOODS, INC.

PROPERTY, EQUIPMENT, DEPRECIATION AND AMORTIZATION

     Property and equipment are stated at cost. Depreciation and amortization on property and equipment are computed principally on the straight-line method for financial reporting purposes over the following estimated useful lives:

                        DESCRIPTION                           YEARS
                        -----------                           -----
Land improvements...........................................  10-40
Buildings...................................................   5-60
Machinery and equipment.....................................   3-13

     For income tax purposes, depreciation on property and equipment is computed primarily on accelerated methods.

     The Company continually reviews property and equipment to determine that the carrying values have not been impaired.

REVENUE RECOGNITION

     Sales and related cost of sales are recognized primarily upon shipment of products.

PRODUCT INTRODUCTION AND MARKETING COSTS

     In connection with the introduction of new product lines or the expansion of its market position in the United States, the Company historically deferred and amortized product introduction and related costs over a twelve-month period. In February 1997, the Company began expensing such costs in the period incurred due to the increasingly competitive nature of the industry which has resulted in the inability to reasonably estimate the period benefited by these costs. The effect of this change was to decrease after-tax net income for the year ended February 28, 1997, by $551,000.

TAXES ON INCOME

     The Company provides for estimated income taxes payable or refundable on current year income tax returns and for the estimated future tax effects attributable to temporary differences and carryforwards. Measurement of deferred income taxes is based on enacted tax laws and tax rates, with the measurement of deferred income tax assets being reduced by estimated amounts of tax benefits not likely to be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services,

                               UNITED FOODS, INC.

                   SUMMARY OF ACCOUNTING POLICIES (CONCLUDED)

geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. In addition, SFAS 131 permits the aggregation of two or more operating segments if it is consistent with the objectives and principles of the statement, if they have similar economic characteristics, and if the segments meet the aggregation criteria set forth in the statement. The Company has determined that its operating segments meet these criteria and, accordingly, no disaggregated information regarding the Company's operating segments has been included in these financial statements.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133 amends the guidance in SFAS No. 52, "Foreign Currency Translation," to permit special accounting for a hedge of a foreign currency forecasted transaction with a derivative. It also supersedes SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," and SFAS No. 119, "Disclosure about Derivative Financial Instruments." In addition, it amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," to include in SFAS No. 107 the disclosure provisions about concentrations of credit risk from SFAS No. 105.

     SFAS 133 is effective for financial statements for periods beginning after June 15, 1999. Historically, the Company has not entered into derivatives contracts either to hedge existing risk or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

RECLASSIFICATIONS

     Certain prior year amounts in the financial statements have been reclassified to conform to the current year presentation.

                               UNITED FOODS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. RECEIVABLES

     Activity in the allowance for possible losses is summarized as follows:

                                                    YEAR ENDED FEBRUARY 28,
                                               ---------------------------------
                                                 1999        1998         1997
                                               --------    ---------    --------
Balance at beginning of year.................  $285,000    $ 308,000    $260,000
Charged to expense...........................   210,000       81,000      60,000
Balances written off, net of recoveries......     5,000     (104,000)    (12,000)
                                               --------    ---------    --------
Balance at end of year.......................  $500,000    $ 285,000    $308,000
                                               ========    =========    ========

NOTE 2. INVENTORIES

     Inventories are summarized as follows:

                                                             FEBRUARY 28,
                                                      --------------------------
                                                         1999           1998
                                                      -----------    -----------
Finished products...................................  $32,675,000    $31,607,000
Raw materials.......................................    2,223,000      2,303,000
Growing crops.......................................    2,342,000      2,644,000
Merchandise and supplies............................      545,000        790,000
                                                      -----------    -----------
                                                      $37,785,000    $37,344,000
                                                      ===========    ===========

                               UNITED FOODS, INC.

NOTE 3. LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                             FEBRUARY 28,
                                                      --------------------------
                                                         1999           1998
                                                      -----------    -----------
6.8% term notes, payable in monthly installments of
  $241,000, including interest, through January
  2009, collateralized by certain real estate and
  equipment located in California, Oregon and Utah
  (approximate carrying value of $17,800,000).......  $24,900,000    $        --
9.10% term note, payable in monthly installments of
  $194,000 through March 1998, and $148,000
  thereafter, including interest, through March
  2007, collateralized by certain real estate and
  equipment located in Bells, Tennessee (approximate
  carrying value of $27,100,000)....................   13,535,000     14,096,000
8.98% term note, payable in monthly installments of
  $61,000, including interest, through January 2007,
  collateralized by certain real estate and
  equipment located in Ogden, Utah (approximate
  carrying value of $1,900,000).....................    5,578,000      5,799,000
7.08% to 7.35% notes payable through April 2005,
  collateralized by certain equipment located in
  California, Tennessee and Utah (approximate
  carrying value of $822,000).......................      760,000             --
9.25% term notes payable (repaid December 1998).....           --      7,357,000
$18 million revolving credit note payable to bank,
  collateralized by certain trade receivables and
  inventories (approximate carrying value of
  $49,100,000), due June 2001, with interest at the
  bank's prime rate less fifty basis points (7.25%
  at February 28, 1999).............................           --      6,448,000
6.97% term note payable (repaid December 1998)......           --      3,857,000
$3 million revolving credit note payable to bank
  (repaid December 1998)............................           --      3,000,000
6.48% term note payable (repaid January 1999).......           --        689,000
Deferred compensation agreements, with interest
  credited at a rate equal to that which the Company
  pays on its revolving credit borrowings (7.25% at
  February 28, 1999) (Note 8).......................    6,025,000      5,349,000
                                                      -----------    -----------
          Totals....................................   50,798,000     46,595,000
Less current maturities.............................   (2,496,000)    (4,427,000)
                                                      -----------    -----------
Long-term debt, less current maturities.............  $48,302,000    $42,168,000
                                                      ===========    ===========

                               UNITED FOODS, INC.

     During fiscal year 1999, borrowings under the revolving credit note averaged $4,890,000, with a maximum amount borrowed of $11,548,000, as compared to fiscal year 1998 when borrowings averaged $6,017,000, with a maximum amount borrowed of $12,508,000.

     Principal payments required to be made for each of the next five fiscal years and thereafter are summarized as follows:

2000........................................................  $ 2,496,000
2001........................................................    2,677,000
2002........................................................    2,719,000
2003........................................................    2,851,000
2004........................................................    3,064,000
After 2004..................................................   36,991,000
                                                              -----------
          Total.............................................  $50,798,000
                                                              ===========

     The terms of various notes include certain negative covenants which provide for, among other things, restrictions relating to maximum leverage and the maintenance of minimum levels of working capital and equity, and the payment of dividends. Under the most restrictive of these provisions, retained earnings of $31,730,000 is restricted at February 28, 1999.

NOTE 4. COMMON STOCK

     Each Class B common share is convertible into one share of Class A common stock at the holders' election. Holders of the Class A common stock are entitled to a preference dividend of $.025 per share for any quarter and each preceding quarter of the Company's fiscal year before the holders of the Class B common stock are entitled to any regular cash dividend. With respect to election of directors, holders of Class A common stock are entitled to elect 25% of the directors, and holders of Class B common stock are entitled to elect the remaining directors. On matters requiring the classes to vote together, the Class A holders are entitled to 1/10 vote per share and holders of Class B common stock are entitled to one vote per share.

     On May 19, 1997, the Company initiated a cash tender offer for up to one million shares of its Class A and Class B common stock at a price of $2.50 per share. On June 17, 1997, the Company amended the cash tender offer by extending the expiration date to July 3, 1997, and by increasing the number of shares it offered to purchase from one million shares of its Class A and Class B common stock to up to 2,500,000 shares of its Class A common stock and up to 1,500,000 shares of its Class B common stock, each at a price of $2.50 per share. A total of 2,641,299 shares of Class A common stock and 1,720,932 shares of Class B common stock were validly tendered and not withdrawn in response to the offer, as amended. The purchase of shares was prorated in accordance with the terms of the offer, as amended, for each class of common stock. The purchase, which totaled approximately $10,168,000, including expenses, was funded with borrowings from the Company's revolving credit facilities and available cash.

                               UNITED FOODS, INC.

     The Company had an incentive stock option plan for granting key employees options to purchase shares of the Company's Class A common stock which was terminated, effective with the expiration of all the options outstanding, in December 1997.

     James I. Tankersley (the Company's chairman and chief executive officer), Edna W. Tankersley, Kelle T. Northern (a director), Darla T. Darnall (a director) and James W. Tankersley (a director) (collectively the "Jim Tankersley Family") have offered to acquire the remaining shares of the Company's common stock that are not already owned by them in a merger in which the other stockholders would receive $3 per share. The Board of Directors of the Company appointed two outside directors to a special transaction committee. The Board designated the committee for the purpose of evaluating and making recommendations with respect to the proposal. If consummated, the proposal would result in the direct or indirect ownership of the entire equity interest of the Company by the Jim Tankersley Family (Note 9.c.).

NOTE 5. TAXES ON INCOME

     The components of income tax expense are as follows:

                                                   YEAR ENDED FEBRUARY 28,
                                              ----------------------------------
                                                1999        1998         1997
                                              --------    --------    ----------
Current:
  Federal...................................  $719,000    $475,000    $1,006,000
  State.....................................   277,000     124,000       206,000
                                              --------    --------    ----------
                                               996,000     599,000     1,212,000
                                              --------    --------    ----------
Deferred:
  Federal...................................  (497,000)   (273,000)     (502,000)
  State.....................................   (93,000)    (32,000)     (124,000)
                                              --------    --------    ----------
                                              (590,000)   (305,000)     (626,000)
                                              --------    --------    ----------
Income tax expense..........................  $406,000    $294,000    $  586,000
                                              ========    ========    ==========

     The components of the net deferred income tax assets and liabilities consist of the following:

                                                              FEBRUARY 28,
                                                        ------------------------
                                                           1999          1998
                                                        ----------    ----------
Deferred tax assets:
  Jobs and other tax credit carryforwards.............  $1,743,000    $2,804,000
  Inventory overhead adjustment.......................     379,000       380,000
  Accrued vacation....................................     472,000       472,000
  Deferred compensation...............................   2,318,000     2,029,000
  Accrued workers' compensation claims................     366,000       271,000
  Package design costs................................     283,000       163,000
  Other...............................................     460,000       242,000
                                                        ----------    ----------
          Total deferred income tax assets............  $6,021,000    $6,361,000
                                                        ==========    ==========

                               UNITED FOODS, INC.

                                                             FEBRUARY 28,
                                                      --------------------------
                                                         1999           1998
                                                      -----------    -----------
Deferred income tax liabilities:
  Fixed asset carrying value difference.............  $(8,854,000)   $(9,707,000)
  Other.............................................      (38,000)      (115,000)
                                                      -----------    -----------
          Total deferred income tax liabilities.....   (8,892,000)    (9,822,000)
                                                      -----------    -----------
Net deferred income tax liabilities.................   (2,871,000)    (3,461,000)
Current deferred income tax asset...................    1,641,000      1,249,000
                                                      -----------    -----------
Net long-term deferred income tax liability.........  $(4,512,000)   $(4,710,000)
                                                      ===========    ===========

     The effective tax rate on income before taxes on income is different from the federal statutory tax rate. The following summary reconciles taxes at the federal statutory tax rate with the effective rate:

                                                       YEAR ENDED FEBRUARY 28,
                                                  ---------------------------------
                                                   1999         1998         1997
                                                  PERCENT      PERCENT      PERCENT
                                                  -------      -------      -------
Taxes on income at statutory rate...............   34.0         34.0         34.0
Increase (reduction) resulting from:
  State income taxes, net of federal tax
     benefit....................................    5.6          8.1          2.2
  Fuels and jobs tax credits....................   (5.8)        (5.8)        (3.3)
  Other items...................................   10.0          2.7          5.9
                                                   ----         ----         ----
Taxes on income at effective rate...............   43.8         39.0         38.8
                                                   ====         ====         ====

NOTE 6. EARNINGS PER SHARE AND CAPITAL STOCK

     Earnings per share of common stock and common stock equivalents have been computed using 6,809,929 shares in 1999, 8,256,504 shares in 1998, and 11,077,372 shares in 1997, which represent the weighted average number of shares of Class A and Class B common stock required to be recognized during the respective periods. As of February 28, 1997, holders of substantially all of the Company's common stock options had agreed not to exercise their options in exchange for an agreed-upon amount of deferred compensation and, therefore, the assumed exercise of the common stock options is not included in the computation of common stock equivalents for 1998, but were included in computing the weighted average number of shares for 1997 due to the fact that the agreements to allow options to expire were not signed until late February 1997.

                               UNITED FOODS, INC.

     Earnings per share has been calculated using the following weighed average number of shares:

                                               1999         1998          1997
                                             ---------    ---------    ----------
Weighted average number of common shares
  used for Basic EPS.......................  6,809,929    8,256,504    10,809,929
Effect of dilutive stock options...........         --           --       267,443
                                             ---------    ---------    ----------
Weighted average number of common shares
  and dilutive potential common stock used
  in diluted EPS...........................  6,809,929    8,256,504    11,077,372
                                             =========    =========    ==========

NOTE 7. LEASES

     The Company leases certain property, including land used in farming operations, and equipment under noncancellable leases which expire at various dates to 2013. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

     The future minimum lease payments required under operating leases that have initial or remaining noncancellable terms in excess of one year were as follows:

               YEAR ENDING FEBRUARY 28 OR 29,
               ------------------------------
2000........................................................  $ 2,315,000
2001........................................................    2,274,000
2002........................................................    1,587,000
2003........................................................    1,242,000
2004........................................................      811,000
After 2004..................................................    3,883,000
                                                              -----------
          Total minimum lease payments......................  $12,112,000
                                                              ===========

     Rent expense under operating leases amounted to $3,808,000, $3,588,000 and $3,552,000 for the years ended February 28, 1999, 1998 and 1997, respectively.

     Certain leases contain renewal options and some have purchase options, and generally provide that the Company shall pay for insurance, taxes and maintenance.

NOTE 8. EMPLOYEE BENEFIT PLANS

PENSION PLANS

     The Company had a defined contribution pension plan for hourly non-clerical employees. Contributions to the plan were based upon hours worked during the plan year and participants could make voluntary contributions to the plan of up to 10% of their compensation (as defined). The Company paid all administrative expenses related to the plan. Cost of the plan charged to operations for fiscal 1998 and 1997 amounted to approximately $499,000 and $463,000, respectively. This plan was terminated on February 28, 1998.

                               UNITED FOODS, INC.

     The Company also provided a defined contribution pension plan for certain salaried employees. Company contributions to the plan were discretionary but could not exceed 15% of participants' compensation. Participants could make voluntary contributions up to 10% of their compensation (as defined) to the plan. Cost of the plan charged to operations for fiscal 1998 and 1997 amounted to approximately $74,000 and $94,000, respectively. This plan was terminated on February 28, 1998.

     On March 1, 1998, the Company established a defined contribution plan for certain salaried and hourly employees. The plan provides for a dollar for dollar match by the Company of participant contributions up to 3% of compensation (as defined) and for participants to make additional voluntary contributions to the plan of up to 22% of their compensation (as defined). Cost of the plan charged to operations for fiscal 1999 amounted to approximately $514,000.

INCENTIVE PLANS

     During 1997, the Company had an incentive compensation plan, now terminated, which computed benefits in accordance with a formula which incorporated net after tax profits, return on average assets and return on equity. Costs of the plan charged to operations for fiscal 1997 was approximately $241,000.

     The Company adopted incentive compensation plans in fiscal 1998 which cover certain key employees. Company benefits under the plans are discretionary. Costs of the plans charged to operations for fiscal 1999 and 1998 were approximately $350,000 and $277,000, respectively. The Company has also adopted an incentive compensation plan for the Chairman of the Board which computes benefits in accordance with a formula which incorporates earnings before interest, taxes, depreciation and amortization. Cost of the plan charged to operations for fiscal 1999 and 1998 were approximately $438,000 and $280,000, respectively.

     A portion of the benefits provided under these plans were credited to deferred compensation accounts which earn an interest rate equal to that which the Company pays on its revolving credit borrowings. Interest expense during fiscal 1999, 1998 and 1997 includes approximately $41,000, $41,000 and $36,000, respectively, related to these accounts.

OTHER BENEFIT PLANS

     The Company also has a deferred compensation plan which permits directors and certain management employees to defer portions of their compensation and earn a guaranteed interest rate on the deferred amounts. The salaries, which have been deferred since the inception of the plans, have been accrued and the primary expense, other than salaries, related to this plan is interest on the deferred amounts. Interest is credited to participant accounts at a rate equal to that which the Company pays on its revolving credit borrowings. Interest expense during fiscal 1999, 1998 and 1997 includes $182,000, $178,000 and $139,500, respectively, related to these plans.

                               UNITED FOODS, INC.

     In February 1997, the Company adopted a non-contributory, unqualified supplemental retirement plan for management employees, whereby an amount specified by the board of directors is held in a deferred compensation account for each covered employee to be paid either in a lump sum or in approximate equal installments over ten years at the date of such employee's retirement from the Company. The board of directors specified that each management employee currently holding the Company's incentive stock options be offered the alternative of receiving deferred compensation under the plan in an amount equal to $1 for each unexercised stock option currently held. Any employee electing to so participate was required to agree not to exercise the related options through the option expiration date in December 1997. Employees holding 829,384 options elected to participate in this deferred compensation plan, resulting in a charge to operations of $829,384 in 1997. Interest is credited to participant accounts at a rate equal to that which the Company pays on its revolving credit borrowings. Interest expense during fiscal 1999 and 1998 includes $72,000 and $74,000, respectively, related to this plan.

     The Company also has a non-contributory, unqualified supplemental retirement plan for eight officers whereby a calculated amount is held in a deferred salary account for each covered officer. The calculation provides an amount sufficient to adjust the officers' annual United Foods, Inc.-sourced after income tax earnings for 1993 and each year thereafter to the level it would have been using 1992 federal tax rates, assuming standard deductions and no other income. The deferred salary will be paid in approximate equal installments over ten years upon the latter of such officer's date of disability as defined, termination from the Company, or 65th birthday. The compensation expense for this plan in fiscal 1999, 1998 and 1997 was $221,000, $264,000 and $242,000, respectively. Interest is credited to participant accounts at a rate equal to that which the Company pays on its revolving credit borrowings. Interest expense during fiscal 1999, 1998 and 1997 includes $136,000, $121,000 and $88,000, respectively, related to this plan.

     The Company has included $6,025,000 and $5,349,000 in long-term debt at February 28, 1999 and 1998, respectively, to reflect its liability under these unfunded plans.

NOTE 9. COMMITMENTS AND CONTINGENCIES

A. SALES AND MAJOR CUSTOMER

     A large part of the Company's sales are made in the retail market and a significant proportion of the retail grocery trade in the United States is concentrated in the hands of national grocery chains. As such, a large part of the Company's revenue is derived from sales to these chains. Sales to one of the Company's customers totaled $27,036,000, $26,374,000 and $22,328,000, representing 13.1%, 13.5% and 11.4% of total Company revenues in 1999, 1998 and 1997, respectively. Competition results in changes in the Company's customer base over time and it is, therefore, possible that the Company may lose one or more of its largest customers over time and, as a result, operations could be materially impacted.

                               UNITED FOODS, INC.

B. PRODUCT PROCUREMENT AND AVAILABILITY

     Crops have seasonal features and availability is subject to unpredictable changes in growing conditions that are inherent in the agriculture industry. The Company bears part of the growing risks and all of the processing and marketing risks associated with its agricultural products. Weather abnormalities and other adverse growing conditions sometimes result in substantial reductions in the annual volumes processed in the Company's plants. When this occurs, the Company may have to procure raw and processed vegetables from alternative sources at higher than expected costs and the reduced volume of vegetables processed in the Company's plants results in increased unit costs. When growing conditions result in yields that exceed expectations, the Company will generally pack only volumes required by anticipated demand through the next pack season. Additionally, selling prices are impacted by industry-wide production and inventory levels. Bumper crops and resulting increased inventory levels tend to decrease average selling prices, while crop shortages typically do not result in increased selling prices.

C. LEGAL PROCEEDINGS

     There are several lawsuits against the Company on a variety of matters. While it is not feasible to predict the ultimate outcome of these matters with certainty, based on evaluations of the facts and on advice of counsel handling the defense of these matters, the Company does not believe their outcome will, in the aggregate, have a material adverse effect on its financial position or its results of operations.

     During March 1999, a complaint was filed against the Company and its directors by a stockholder of the Company in a Delaware Chancery Court. The complaint seeks class action status and requests injunctive and other relief with respect to a pending proposal by the Jim Tankersley Family to acquire the remaining shares of the Company's common stock that are not owned by them for $3.00 per share in cash. The Company believes the complaint to be without merit (Note 4).

D. SUPPLY AGREEMENTS

     The Company has entered into multi-year reciprocal supply agreements with other food processing companies. Through these agreements the Company procures food products to meet its production and inventory requirements. Also, the Company sells food products processed at the Company's Tennessee and California facilities to the other food processing companies.

E. WORKERS' COMPENSATION

     The Company is self-insured for workers' compensation claims up to $300,000 each. Provisions for expected future payments are accrued based on the Company's estimate of its aggregate liability for all open claims. The Company has secured its liability for potential workers' compensation claims in the states where they are self-insured by obtaining bonds totaling approximately $2,700,000.

                               UNITED FOODS, INC.

                   NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

NOTE 10. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     For financial instruments bearing a variable interest rate, it is presumed that recorded book values are reasonable estimates of fair value. For all other financial instruments, the following methods and assumptions are used to estimate fair values:

     Cash and cash equivalents, receivables, accounts payable and accruals -- Recorded book values are a reasonable estimate of fair value.

     Long-term debt -- Current market values for debt instruments with fixed interest rates are estimated based on borrowing rates currently available to the Company for loans with similar terms. At February 28, 1999, the estimated fair value of debt instruments with fixed interest rates was approximately $45,757,000 as compared with the carrying value of such instruments of $44,773,000.

     The remaining assets and liabilities of the Company are not considered financial instruments and have not been valued differently than is customary under historical cost accounting.

NOTE 11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  YEAR ENDED FEBRUARY 28, 1999:         1ST           2ND           3RD           4TH
  -----------------------------     -----------   -----------   -----------   -----------
Revenues..........................  $49,934,000   $45,888,000   $55,525,000   $55,413,000
Gross profit......................    9,389,000     7,940,000    10,845,000    11,178,000
Income (loss) from operations
  before taxes on income
  (benefit).......................      401,000      (775,000)    1,074,000       226,000
Net income (loss).................      247,000      (477,000)      661,000        89,000
Basic and diluted earnings (loss)
  per common share................          .04          (.07)          .10           .01

  YEAR ENDED FEBRUARY 28, 1998:
  -----------------------------
Revenues..........................  $46,963,000   $42,579,000   $51,407,000   $54,138,000
Gross profit......................    8,878,000     6,873,000     9,429,000    11,272,000
Income (loss) before taxes on
  income (benefit)................      650,000    (1,542,000)      176,000     1,470,000
Net income (loss).................      400,000      (949,000)      108,000       901,000
Basic and diluted earnings (loss)
  per common share................          .04          (.11)          .02           .13

                               UNITED FOODS, INC.



                           BALANCE SHEETS (UNAUDITED)


                             (DOLLARS IN THOUSANDS)



                                                               MAY 31,      MAY 31,
                                                                1999          1998
                                                              ---------     --------
ASSETS
Current Assets:
  Cash......................................................  $  6,764      $  3,172
  Accounts Receivable.......................................    15,349        15,359
  Inventories (Note 3)......................................    41,705        35,271
  Prepaid Expenses and Miscellaneous........................     2,892         3,490
  Deferred Income Taxes (Note 4)............................     1,641         1,249
                                                              --------      --------
          Total Current Assets..............................    68,351        58,541
                                                              --------      --------
Property and Equipment:
  Land and Land Improvements................................    13,814         9,968
  Buildings and Leasehold Improvements......................    22,270        21,910
  Machinery, Equipment and Improvements.....................   108,678        96,337
                                                              --------      --------
                                                               144,762       128,215
  Less Accumulated Depreciation.............................   (82,885)      (76,059)
                                                              --------      --------
          Net Property and Equipment........................    61,877        52,156
                                                              --------      --------
Other Assets................................................     1,001         1,199
                                                              --------      --------
          Total Assets......................................  $131,229      $111,896
                                                              ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable..........................................  $ 13,874      $ 15,017
  Accruals..................................................     7,559         6,243
  Income Taxes Payable (Note 4).............................        --            61
  Current Maturities of Long-term Debt......................     3,519         4,366
                                                              --------      --------
          Total Current Liabilities.........................    24,952        25,687
Long-term Debt, Less Current Maturities.....................    55,271        35,504
Deferred Income Taxes (Note 4)..............................     4,512         4,710
                                                              --------      --------
          Total Liabilities.................................    84,735        65,901
                                                              --------      --------
Stockholders' Equity:
  Common Stock, Class A (Notes 5 and 6).....................     2,617         2,616
  Common Stock, Class B, Convertible (Notes 5 and 6)........     4,193         4,194
  Additional Paid-in Capital................................     3,993         3,993
  Retained Earnings.........................................    35,691        35,192
                                                              --------      --------
          Total Stockholders' Equity........................    46,494        45,995
                                                              --------      --------
          Total Liabilities and Stockholders' Equity........  $131,229      $111,896
                                                              ========      ========



See accompanying notes to unaudited financial statements.

                               UNITED FOODS, INC.



                        STATEMENTS OF INCOME (UNAUDITED)


                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)



                                                                  FOR THE THREE
                                                              MONTHS ENDED MAY 31,
                                                             -----------------------
                                                               1999          1998
                                                             --------     ----------
Net Sales and Service Revenues.............................  $ 47,520     $   49,934
Costs of Sales and Services (Note 3).......................    38,360         40,545
                                                             --------     ----------
  Gross Profit.............................................     9,160          9,389
Selling, Administrative and General Expenses...............     7,741          8,101
                                                             --------     ----------
  Operating Income.........................................     1,419          1,288
                                                             --------     ----------
Interest Income (Expense)-- Net............................    (1,052)          (887)
Miscellaneous Income (Expense) -- Net......................         1             --
                                                             --------     ----------
          Total Other Income and (Expense).................    (1,051)          (887)
                                                             --------     ----------
  Income Before Taxes on Income............................       368            401
Taxes on Income (Note 4)...................................       142            154
                                                             --------     ----------
  Net Income...............................................  $    226     $      247
                                                             ========     ==========
Weighted Average Common Shares.............................  6,809,929     6,809,929
                                                             ========     ==========
Basic and Diluted Earnings Per Common Share (Note 6).......  $    .03     $      .04
                                                             ========     ==========
Cash Dividends Per Common Share:
  Class A..................................................  $    -0-     $      -0-
  Class B..................................................  $    -0-     $      -0-



See accompanying notes to unaudited financial statements.

                               UNITED FOODS, INC.



                      STATEMENTS OF CASH FLOWS (UNAUDITED)


                             (DOLLARS IN THOUSANDS)



                                                                  FOR THE THREE
                                                              MONTHS ENDED MAY 31,
                                                             -----------------------
                                                               1999          1998
                                                             --------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................  $    226     $      247
  Adjustments to reconcile net income to net cash provided
     by operations:
     Depreciation and amortization.........................     2,008          1,908
     Provision for losses on accounts receivable...........        43             47
     Change in assets and liabilities:
       Accounts and notes receivable.......................     3,762          3,857
       Inventories.........................................    (3,920)         2,073
       Prepaid expenses and miscellaneous..................       404            445
       Other assets........................................       (57)           162
       Accounts payable and accruals.......................        92          2,607
       Income taxes........................................      (514)            15
                                                             --------     ----------
     Net cash provided by operations.......................     2,044         11,361
                                                             --------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.....................................    (2,243)        (2,110)
                                                             --------     ----------
     Net cash used by investing activities.................    (2,243)        (2,110)
                                                             --------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term borrowings.......................     6,254            871
  Payments of long-term debt...............................    (1,318)        (7,596)
                                                             --------     ----------
     Net cash provided (used) by financing activities......     4,936         (6,725)
                                                             --------     ----------
NET INCREASE IN CASH FOR THE PERIOD........................     4,737          2,526
CASH AND CASH EQUIVALENTS, beginning of period.............     2,027            646
                                                             --------     ----------
CASH AND CASH EQUIVALENTS, end of period...................  $  6,764     $    3,172
                                                             ========     ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the three months for:
     Interest..............................................  $    876     $      888
     Income taxes..........................................  $    591     $       13
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Capital expenditures of $676, $643, $96 and $228 are
     included in accounts payable at May 31, 1999, February
     28, 1999, May 31, 1998 and February 28, 1998,
     respectively.
  During April 1999, the Company purchased equipment for
     approximately $3,056,000 that it had previously
     leased. Funds for the purchase were disbursed directly
     to the seller upon the closing of a $5,400,000 term
     loan and the balance of the loan proceeds was
     disbursed to the Company.



See accompanying notes to unaudited financial statements.

                               UNITED FOODS, INC.



                    NOTES TO UNAUDITED FINANCIAL STATEMENTS



     1. The interim financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended February 28, 1999. Significant accounting policies and other disclosures normally provided have been omitted since such items are disclosed therein.



     In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly its financial position as of May 31, 1999 and May 31, 1998 and its results of operations and cash flows for the three months ended May 31, 1999 and 1998.



     2. The results of operations for the three months ended May 31, 1999 and 1998 are not necessarily indicative of the results to be expected for the fiscal year.



     3. Inventories are summarized as follows:



                                                   MAY 31,         MAY 31,
                                                    1999             1998
                                                 -----------     ------------
Finished products..............................  $35,830,000     $28,630,000
Raw materials..................................    1,945,000       2,143,000
Growing crops..................................    3,091,000       3,438,000
Merchandise and supplies.......................      839,000       1,060,000
                                                 -----------     -----------
                                                 $41,705,000     $35,271,000
                                                 ===========     ===========



     Substantially all of the Company's inventories are valued at the lower of cost (first-in, first-out) or market at each fiscal year end. However, due to the seasonality of vegetable processing, the gross profit method, at the estimated annual rate, is used to determine frozen vegetable cost of goods sold in interim financial statements.



     4. Taxes on income consist of the current and deferred taxes required to be recognized for the periods presented in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."



     5. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the holder's election. Holders of the Class A Common Stock are entitled to a preference dividend of $.025 per share for any quarter and each preceding quarter of the Company's fiscal year before the holders of the Class B Common Stock are entitled to any regular cash dividend. Holders of Class A Common Stock have the right to elect a number of directors that equal at least 25% of the members of the board of directors. In addition, on matters requiring the classes to vote together, holders of the Class A Common Stock are entitled to 1/10 vote per share and holders of Class B Common Stock are entitled to one vote per share.



     On September 16, 1998, the Company received an offer from its chairman and chief executive officer, James I. Tankersley, and his family to acquire the remaining shares of the Company's Common Stock that are not already owned by Mr. Tankersley, his wife or their children (the "Jim Tankersley Family"), in a merger in which the other stockholders would receive $3.00 per share. On receiving the proposal, the Board of Directors of the Company appointed two outside directors to a special committee. The Board designated

                               UNITED FOODS, INC.

the committee for the purpose of evaluating and making recommendations with respect to the proposal. After receiving the recommendation of the special committee, on May 14, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Pictsweet LLC, a Delaware limited liability company and UF Acquisition Corp., a wholly-owned subsidiary of Pictsweet LLC, pursuant to which UF Acquisition Corp. will be merged with and into the Company with the Company being the surviving corporation and becoming a wholly-owned subsidiary of the Pictsweet LLC, subject to the conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, outstanding shares of the Company's Common Stock, except for Common Stock held by the Jim Tankersley Family and Common Stock owned by stockholders who perfect their appraisal rights in accordance with Delaware law, will be converted into the right to receive $3.50 per share in cash. If consummated, the Jim Tankersley Family will directly or indirectly own the entire equity interest of the Company.



     A complaint was filed by a stockholder of the Company on March 8, 1999, against the Company and its directors in a Delaware Court of Chancery. The complaint seeks class action status and alleges (among other things) that the defendants breached their fiduciary duties to the Company's stockholders with respect to the proposal by the Jim Tankersley Family to acquire the remaining shares of the Company's Common Stock that are not owned by them. The complaint requests an injunction prohibiting the consummation of the transaction, damages and other relief. A second complaint was filed by a stockholder of the Company on May 3, 1999, against the Company and its directors in a Delaware Court of Chancery. This complaint also seeks class action status, makes similar allegations with respect to the transaction and requests similar relief.



     6. Basic and diluted earnings per share of common stock have been computed based upon the weighted average number of shares outstanding during the three months ended May 31, 1999 and May 31, 1998.

                                   APPENDIX A
                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF

                                  MAY 14, 1999

                                     AMONG

                              UNITED FOODS, INC.,

                                 PICTSWEET LLC,

                                      AND

                              UF ACQUISITION CORP.

                               TABLE OF CONTENTS

ARTICLE 1  The Merger.......................................   A-5
  Section 1.1 Company Actions...............................   A-5
  Section 1.2 The Merger....................................   A-5
  Section 1.3 Effective Time................................   A-5
  Section 1.4 Closing.......................................   A-6
  Section 1.5 Directors and Officers of Surviving
     Corporation............................................   A-6
  Section 1.6 Certificate of Incorporation..................   A-6
  Section 1.7 Bylaws........................................   A-6
ARTICLE 2  Conversion of Securities.........................   A-6
  Section 2.1 Conversion of Capital Stock...................   A-6
     (a) Purchaser Common Stock.............................   A-6
     (b) No Effect on Parent-Owned Stock....................   A-6
     (c) Cancellation of Treasury Stock.....................   A-6
     (d) Conversion of Shares and Dissenting Shares.........   A-6
  Section 2.2 Surrender of Certificates.....................   A-7
     (a) Paying Agent.......................................   A-7
     (b) Surrender Procedures...............................   A-7
     (c) Transfer Books; No Further Ownership Rights in the
      Shares................................................   A-8
     (d) Termination of Fund; No Liability..................   A-8
     (e) Lost, Stolen or Destroyed Certificates.............   A-8
  Section 2.3 Dissenting Shares.............................   A-8
  Section 2.4. Withholding Taxes............................   A-9
ARTICLE 3  Representations and Warranties of Company........   A-9
  Section 3.1 Corporate Existence and Power.................   A-9
  Section 3.2 Corporate Authorization.......................   A-9
  Section 3.3 Governmental Authorization....................  A-10
  Section 3.4 Non-Contravention.............................  A-10
  Section 3.5 Capitalization................................  A-10
  Section 3.6 Company Subsidiaries and Other Equity
     Interests..............................................  A-11
  Section 3.7 Disclosure Documents..........................  A-11
ARTICLE 4  Representations and Warranties of Parent and
  Purchaser.................................................  A-11
  Section 4.1 Corporate Existence and Power.................  A-11
  Section 4.2 Capitalization................................  A-11
  Section 4.3 Corporate Authorization.......................  A-12
  Section 4.4 Governmental Authorization....................  A-12
  Section 4.5 Non-Contravention.............................  A-12
  Section 4.6 Disclosure Documents..........................  A-12
  Section 4.7 Finders' and Bankers' Fees....................  A-12
  Section 4.8 Solvency Matters..............................  A-12
  Section 4.9 Litigation....................................  A-13
  Section 4.10 Other Agreements.............................  A-13
  Section 4.11 No Resale....................................  A-13
ARTICLE 5  Covenants........................................  A-13
  Section 5.1 Interim Operations of Company.................  A-13
  Section 5.2 Access to Information.........................  A-15
  Section 5.3 Other Potential Bidders.......................  A-15
  Section 5.4 Notices of Certain Events.....................  A-15
  Section 5.5 Voting of Shares..............................  A-16

  Section 5.6 Director and Officer Liability................  A-16
  Section 5.7 Best Efforts..................................  A-16
  Section 5.8 Certain Filings...............................  A-16
  Section 5.9 Public Announcements..........................  A-16
  Section 5.10 Financing....................................  A-16
  Section 5.11 Stockholders' Meeting........................  A-17
  Section 5.12 Further Assurances...........................  A-18
  Section 5.13 Resignations of Directors....................  A-18
ARTICLE 6  Conditions to the Merger.........................  A-18
  Section 6.1 Conditions to the Obligations of Each Party...  A-18
  Section 6.2 Additional Conditions to the Obligations of
     Parent and Purchaser...................................  A-19
  Section 6.3 Additional Conditions to the Obligations of
     Company................................................  A-20
ARTICLE 7  Termination......................................  A-21
  Section 7.1 Termination...................................  A-21
  Section 7.2 Effect of Termination.........................  A-21
ARTICLE 8  Miscellaneous....................................  A-21
  Section 8.1 Definitions...................................  A-21
     "Affiliate"............................................  A-21
     "Agreement"............................................  A-22
     "Business Combinations Act"............................  A-22
     "Certificate of Merger"................................  A-22
     "Class A Common Stock".................................  A-22
     "Class B Common Stock".................................  A-22
     "Code".................................................  A-22
     "Company Common Stock".................................  A-22
     "DGCL".................................................  A-22
     "Exchange Act".........................................  A-22
     "Expenses".............................................  A-22
     "GAAP".................................................  A-22
     "Governmental Authority"...............................  A-22
     "Law"..................................................  A-22
     "Lien".................................................  A-22
     "Material Adverse Effect"..............................  A-22
     "Order"................................................  A-22
     "Permitted Financing Terms"............................  A-23
     "Person"...............................................  A-23
     "Preferred Stock"......................................  A-23
     "Purchaser Common Stock"...............................  A-23
     "SEC"..................................................  A-23
     "Special Committee"....................................  A-23
     "Surviving Corporation"................................  A-23
     "Jim Tankersley Family"................................  A-23
     "Tankersley Group".....................................  A-23
  Section 8.2 Notices.......................................  A-24
  Section 8.3 Survival of Representations and Warranties....  A-25
  Section 8.4 Enforcement of Agreement......................  A-25
  Section 8.5 Amendments; Written Waivers...................  A-25
  Section 8.6 Expenses......................................  A-25
  Section 8.7 Successors and Assigns........................  A-26
  Section 8.8 Governing Law.................................  A-26

  Section 8.9 Severability..................................  A-26
  Section 8.10 Captions.....................................  A-26
  Section 8.11 Interpretations..............................  A-26
  Section 8.12 Counterparts; Effectiveness..................  A-26
  Section 8.13 Gender and Number............................  A-26

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made as of May 14, 1999, by and among UNITED FOODS, INC., a Delaware corporation ("Company"), PICTSWEET LLC, a Delaware limited liability company ("Parent"), and UF ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser").

                                   RECITALS:

     A. The Board of Directors of the Company has approved and deemed it fair, advisable and in the best interests of the Company's Stockholders other than the Jim Tankersley Family, Parent, Purchaser or any of their affiliates (the "Public Stockholders") to adopt and approve this Agreement and the transactions contemplated hereby, including the Merger (collectively, the "Transactions").

     B. The Board of Directors of the Company has determined to recommend the Agreement and the Transactions for approval and adoption by Company's stockholders ("Stockholders") at a duly called meeting of the Stockholders.

     C. The Board of Directors of Purchaser, and the Board of Directors of Parent, have approved, and deem it fair, advisable and in the best interests of their respective stockholders and members, to consummate the acquisition of Company by Parent upon the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, the parties hereto agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     Section 1.1 COMPANY ACTIONS. The recommendation referred to in Recital B may be withdrawn, modified or amended by the Board of Directors of Company if the Board deems such withdrawal, modification or amendment necessary in light of its fiduciary duties to Stockholders after consultation with counsel and the Special Committee and its counsel.

     Section 1.2 THE MERGER. Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, (a) Purchaser shall be merged with and into Company (the "Merger") and the separate corporate existence of Purchaser shall thereupon cease; and (b) Company shall be the surviving corporation in the Merger (the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware. The Merger shall have the effects specified in the DGCL and as provided herein. Without limiting the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of Company and Purchaser shall vest in Surviving Corporation, and all debts, liabilities, and duties of Company and Purchaser shall become debts, liabilities and duties of Surviving Corporation.

     Section 1.3 EFFECTIVE TIME. Subject to the terms and conditions of this Agreement, as soon as practicable after satisfaction or waiver of the conditions set forth in Article 6, Parent, Purchaser and Company will cause a Certificate of Merger to be executed and

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filed on the Closing Date (or on such other date as Parent and Company may agree) with the Secretary of State of Delaware as provided in the DGCL. The Merger shall become effective at the time when the Certificate of Merger is duly filed with the Secretary of State of Delaware, or such later time as is agreed upon by the parties and specified in the Certificate of Merger (such time, the "Effective Time").

     Section 1.4 CLOSING. The closing of the Merger (the "Closing") shall take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the fifth business day after satisfaction or waiver of all of the conditions set forth in Article 6 hereof (the "Closing Date"), at the corporate offices of Company, unless another date or place is agreed to in writing by the parties hereto.

     Section 1.5 DIRECTORS AND OFFICERS OF SURVIVING CORPORATION. The directors and the officers of Company at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of Surviving Corporation, until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation (including that provided herein), or removal in accordance with applicable law, the Certificate of Incorporation and the Bylaws of Company.

     Section 1.6 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Company in effect at the Effective Time shall be the Certificate of Incorporation of Surviving Corporation, until amended, in accordance with applicable law.

     Section 1.7 BYLAWS. The Bylaws of Company in effect at the Effective Time shall be the Bylaws of Surviving Corporation, until amended, in accordance with applicable law.

                                   ARTICLE 2

                            CONVERSION OF SECURITIES

     Section 2.1 CONVERSION OF CAPITAL STOCK. At and as of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of Company Common Stock (including shares of Class A Common Stock and Class B Common Stock, and shares of the Company's Class A Common Stock issuable as a result of any conversion of Class B Common Stock into Class A Common Stock, the "Shares") or holders of any shares of Purchaser Common Stock:

          (a) Purchaser Common Stock. Each issued and outstanding share of Purchaser Common Stock (including all Shares that are owned by Parent ("Parent-Owned Shares")) shall be converted into and become one fully paid and non-assessable share of Class B Common Stock of Surviving Corporation.

          (b) No Effect on Parent-Owned Stock. All Parent-Owned Shares shall continue to remain issued and outstanding and shall not be converted into the right to receive the Merger Consideration.

          (c) Cancellation of Treasury Stock. All Shares that are owned by the Company as treasury stock immediately prior to the Effective Time ("Treasury Shares") shall be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

          (d) Conversion of Shares and Dissenting Shares. Each issued and outstanding Share (other than Parent-Owned Shares, the Treasury Shares, and the Dissenting

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     Shares) shall be converted into the right to receive $3.50 in cash, payable by Surviving Corporation to the holder thereof, without interest (the "Merger Consideration"), upon surrender of the Certificate formerly representing such Share in the manner provided in Section 2.2. Subject to and in accordance with Section 2.3, each issued and outstanding Dissenting Share shall be converted into the right to receive payment of the fair value of such Dissenting Share as determined in accordance with the DGCL, from Surviving Corporation to the holder thereof. From and after the Effective Time, all of such Shares and Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist in all respects, and each holder of a Certificate formerly representing any such Share or Dissenting Share shall cease to have any rights with respect thereto, except for the rights to receive the foregoing payments.

     Section 2.2  SURRENDER OF CERTIFICATES.

          (a) Paying Agent. At or prior to the Effective Time, Parent shall designate a bank reasonably acceptable to Company to act as agent for the holders of the Shares in connection with the Merger (the "Paying Agent"), and Parent shall, or Parent shall cause Surviving Corporation to, make available to the Paying Agent funds sufficient in the aggregate for the Paying Agent to make full payment of the Merger Consideration to the holders of the Shares entitled to payment of the Merger Consideration pursuant to Section 2.1(d). Such funds shall be invested by the Paying Agent as directed by Parent or Surviving Corporation, and interest thereon shall be paid to Surviving Corporation.

          (b) Surrender Procedures. As used herein, the term "Certificate" means a stock certificate which immediately prior to the Effective Time represented outstanding Shares. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a Certificate formerly representing Shares that were converted pursuant to
     Section 2.1(d) into the right to receive the Merger Consideration: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent and Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued to the holder of the Certificate with respect to the cash payable upon the surrender of the Certificate. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to

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

     receive the Merger Consideration in cash as contemplated by this Section
     2.2. The right of any Stockholder to receive the Merger Consideration shall be subject to Section 2.4.

          (c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of Company shall be closed and thereafter there shall be no further registration of transfers of the Shares on the records of Company (except for those owned by Parent or Purchaser). From and after the Effective Time, the holders of Certificates evidencing ownership of the Shares (other than Parent-Owned Shares) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.

          (d) Termination of Fund; No Liability. At any time following twelve months after the Effective Time, Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof, with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Subject to such Laws (i.e., the Surviving Corporation shall be obligated to pay the Merger consideration for particular Shares only once), even after the delivery by the Paying Agent to the Surviving Corporation of any funds not previously disbursed to Stockholders, the Surviving Corporation shall continue to be obligated to pay the Merger Consideration to any Stockholder surrendering a Share certificate, and the certificate shall then be canceled.

          (e) Lost, Stolen or Destroyed Certificates. In the event any Certificate for Shares (other than Dissenting Shares and Parent-Owned Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed (in form and substance satisfactory to Parent) and, if required by Parent, the posting by such Person of a bond (in form, substance and amount satisfactory to Parent) as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to Section 2.2(b).

     Section 2.3 DISSENTING SHARES. Notwithstanding any other provision of this Agreement to the contrary, Shares held by a holder who has not voted such Shares in favor of the Merger and with respect to which appraisal rights shall have been exercised and perfected in accordance with Section 262 of the DGCL and as of the Effective Time not withdrawn ("Dissenting Shares"), shall be converted at and as of the Effective Time into the right to receive payment from Surviving Corporation of the fair value of such Shares as determined in accordance with
Section 262 of the DGCL, unless and until the holder of such Shares withdraws his demand for such appraisal or becomes ineligible for such appraisal (through failure to perfect or otherwise), in which case, such right to receive payment shall then be converted, as of the Effective Time, into the right to receive payment from Surviving Corporation of the Merger Consideration for such Shares, without

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

interest. Any Dissenting Stockholder who has withdrawn his demand for appraisal shall be treated in the same manner as a non-dissenting Stockholder and have the same rights under Section 2.2 of this Agreement. Company shall give Parent (i) prompt notice of any demands for appraisal of Shares received by Company and
(ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, settle or offer to settle, any such demands.

     Section 2.4. WITHHOLDING TAXES. Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Shares pursuant to the Merger, such amounts as are required to be withheld under the Code, or any applicable Laws or Orders. To the extent that amounts are so withheld by Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Surviving Corporation.

                                   ARTICLE 3

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     Company represents and warrants to Parent and Purchaser that:

          Section 3.1 CORPORATE EXISTENCE AND POWER. Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of its incorporation, and has the requisite corporate power and authority necessary to own, operate and lease its properties and assets, and to carry on its business as now being conducted. Company is duly qualified as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary except for any such failure which, taken together with any other such failures, would not reasonably be expected to have a Material Adverse Effect. A correct and complete copy of the Certificate of Incorporation and the Bylaws of Company, each as amended through the date hereof, have been made available by Company to Parent.

          Section 3.2 CORPORATE AUTHORIZATION. The execution, delivery and performance by Company of this Agreement and the consummation by Company of the Transactions: (i) are within Company's corporate powers, and (ii) except for the Required Stockholder Approval, have been deemed advisable and have been duly authorized by all necessary corporate action on behalf of Company. This Agreement and the Transactions have been duly approved by the Board of Directors of Company, and at least three-quarters of such Board consisted of continuing directors (as defined in the Certificate of Incorporation of Company), and accordingly the provisions of Article FOURTEENTH, Section A of the Certificate of Incorporation of the Company are not applicable to this Agreement or the Transactions. Company is not governed by, and this Agreement and the Transactions are not subject to, the restrictions on business combinations set forth in the Business Combinations Act. This Agreement constitutes a legal, valid and binding obligation of Company, enforceable against it in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization and other similar laws relating to creditors' rights generally and to general principles of equity.

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

          Section 3.3 GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by Company of this Agreement and the consummation of the Transactions by Company require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of Certificate of Merger in accordance with the DGCL, and (ii) compliance with applicable requirements of the Exchange Act and of applicable state securities laws.

          Section 3.4 NON-CONTRAVENTION. The execution, delivery and performance by Company of this Agreement and the consummation by Company of the Transactions do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of Company, and (ii) assuming compliance with the matters referred to in Section 3.3 and procurement of the Required Stockholder Approval, contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to Company or its respective properties or assets, and (iii) except as set forth in EXHIBIT 3.4, do not constitute a breach, violation or default of or under, or give rise to a right to terminate or accelerate, or require a consent under, or create any lien, encumbrance or restriction upon any assets or properties of Company pursuant to, any document, instrument, certificate, agreement, or other arrangement, to which Company is a party, or by which any of its respective properties or assets are bound, which would reasonably be expected to have a Material Adverse Effect.

          Section 3.5 CAPITALIZATION. The authorized capital stock of Company consists of 18,000,000 authorized Shares of Company Common Stock (of which 12,000,000 are Class A Common Stock and 6,000,000 are Class B Common Stock), and 10,000,000 authorized shares of Preferred Stock. With respect to Company, (a) 2,617,243 Shares of Class A Common Stock were issued and outstanding as of May 4, 1999, (b) 4,192,686 Shares of Class B Common Stock were issued and outstanding as of May 4, 1999, (c) no Shares of Company Common Stock are held in the treasury of Company, (d) no Shares of Company Common Stock are reserved for future issuance pursuant to any stock options, stock incentive, or other stock arrangements or plans , (e) no shares of Preferred Stock are issued and outstanding, (f) no shares of Preferred Stock are held in the treasury of Company, and (g) no shares of Preferred Stock are reserved for future issuance pursuant to any stock options, stock incentive, or other stock arrangements or plans. All outstanding Shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable. There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of Company outstanding. Except as set forth above in this Section (and except for any Shares of Class B Common Stock which may have been converted since May 4, 1999 into to an equal number of Shares of Class A Common Stock in accordance with the Certificate of Incorporation of the Company), there are (i) no shares of capital stock or other voting securities of Company authorized, issued or outstanding, (ii) no existing options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Company, or obligating Company to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, Company or securities convertible into or exchangeable for such shares or equity interests, or obligating Company to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, and (iii) no outstanding contractual obligations of Company to repurchase, redeem or otherwise acquire any Shares, or the

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     capital stock of Company, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

          Section 3.6 COMPANY SUBSIDIARIES AND OTHER EQUITY INTERESTS. Company does not own any material equity interest in any corporation or other Person.

          Section 3.7  DISCLOSURE DOCUMENTS.

             (a) Each document required to be filed by Company with the SEC in connection with the Transactions contemplated by this Agreement (the "Company Disclosure Documents"), including, without limitation the Proxy Statement, will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act.

             (b) At the time the Proxy Statement or any amendment or supplement thereto is first mailed to Stockholders, at the time such Stockholders vote on adoption of this Agreement, and at the Effective Time, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document other than the Proxy Statement and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

             (c) The representations and warranties contained in this Section
        3.7 will not apply to statements or omissions included in any Company Disclosure Documents (including, without limitation, the Proxy Statement) based upon information furnished to Company by Parent or Purchaser specifically for use therein.

                                   ARTICLE 4

             REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

     Parent and Purchaser, jointly and severally, represent and warrant to Company that:

          Section 4.1 CORPORATE EXISTENCE AND POWER. Parent is a limited liability company, and Purchaser is a corporation, and each is duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has all limited liability company or corporate powers and all governmental licenses, authorizations, consents and approvals required to consummate the transactions contemplated by this Agreement. Since the date of its formation or incorporation, neither Parent nor Purchaser has engaged in any activities other than in connection with or as contemplated by this Agreement.

          Section 4.2 CAPITALIZATION. The authorized capital stock of Purchaser consists of 10,000 shares of common stock, par value $1.00 per share, of which one hundred (100) shares are outstanding as of the Effective Time and are owned, beneficially and of record, by Parent. All of the issued and outstanding shares of capital stock of Purchaser are validly issued, fully paid, non-assessable and free of preemptive rights

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     and all liens. All of the members' interests in Parent are owned by the Jim
     Tankersley Family.

          Section 4.3 CORPORATE AUTHORIZATION. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Transactions contemplated hereby are within the respective corporate (or limited liability company) powers of Parent and Purchaser, and have been duly authorized respectively by all necessary corporate (or limited liability company) action. This Agreement constitutes a legal, valid and binding agreement of Parent and Purchaser, enforceable against each of them in accordance with its terms.

          Section 4.4 GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of Certificate of Merger in accordance with the DGCL, and (ii) compliance with any applicable requirements of the Exchange Act.

          Section 4.5 NON-CONTRAVENTION. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Transactions contemplated hereby do not and will not (i) contravene or conflict with the respective certificates of formation, certificates of incorporation, bylaws, operating agreements, or other organizational documents of Parent or Purchaser, (ii) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to Parent or Purchaser or any of their respective properties or assets, and (iii) do not constitute a breach, violation or default of or under, or give rise to a right to terminate or accelerate, or require a consent under, or create any lien, encumbrance or restriction upon any of the respective assets or properties of Parent or Purchaser pursuant to, any document, instrument, certificate, agreement, or other arrangement, to which Parent or Purchaser is a party, or by which any of their respective properties or assets are bound.

          Section 4.6 DISCLOSURE DOCUMENTS. The information with respect to Parent, Purchaser and their Affiliates that is filed with the SEC or is furnished to Company for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading
     (i) in the case of the Proxy Statement at the time the Proxy Statement or any amendment or supplement thereto is first mailed to Stockholders, at the time Stockholders vote on adoption of this Agreement and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Proxy Statement, at the time of the filing thereof and at the time of any distribution thereof.

          Section 4.7 FINDERS' AND BANKERS' FEES. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent or Purchaser or their affiliates who might be entitled to any fee or commission from Parent and/or Purchaser or their affiliates in connection with the Transactions or the financing thereof.

          Section 4.8  SOLVENCY MATTERS.  Upon consummation of the Transactions,
     (i) the fair value of Surviving Corporation's assets will exceed Surviving Corporation's

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

     stated liabilities and identified contingent liabilities, (ii) Surviving Corporation will be able to pay its debts as they become absolute and become due in the usual course of business, and (iii) the capital remaining in Surviving Corporation after consummation of the Transactions will not be unreasonably small for the business in which Surviving Corporation is engaged and is proposed to be engaged following consummation of the Transactions.

          Section 4.9 LITIGATION. Except as set forth on EXHIBIT 4.9, there are no claims, actions, suits, proceedings or investigations pending or threatened, against Parent or Purchaser or their affiliates, before any Governmental Authority, that seek to prevent or delay the performance of this Agreement or the Transaction.

          Section 4.10 OTHER AGREEMENTS. Neither Parent nor Purchaser nor any of their affiliates has any agreement or understanding with any other Stockholder of Company regarding the payment of any consideration of any kind to or for the benefit of any Stockholder in connection with the Transactions, except pursuant to the terms of this Agreement.

          Section 4.11 NO RESALE. Parent, Purchaser and their Affiliates are acquiring the Shares without any intent to resell the Shares or to sell all or substantially all of the assets of Surviving Corporation, and neither Parent, Purchaser nor any Affiliate of Parent or Purchaser, has received an offer to purchase any or all of the Shares or all or substantially all of the assets of Surviving Corporation. The members of the Jim Tankersley Family will not sell their Shares to a third party prior to, or tender their Shares in, the Transactions; rather, all of the Shares held by the Jim Tankersley Family will be transferred to and held by Parent as of the Effective Date.

                                   ARTICLE 5

                                   COVENANTS

     Section 5.1 INTERIM OPERATIONS OF COMPANY. From the date hereof until the Effective Time, except as agreed to in writing by Parent, Company shall conduct its business in the ordinary course consistent with past practice and shall use all commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the prior written consent of Parent:

          (a) Company shall not, directly or indirectly: (i) issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of Company or any capital stock or equity interests in any Person owned by it; (ii) amend its Certificate of Incorporation or Bylaws or similar organizational documents; or (iii) split, combine or reclassify (except for the issuance of Class A Shares upon conversion of Class B Shares in accordance with the Certificate of Incorporation) the outstanding Shares or Preferred Stock;

          (b) Company shall not: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, capital stock of any class of Company (except

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

     for issuance of Class A Shares resulting from conversions of Class B Shares into Class A Shares in accordance with the Certificate of Incorporation);
     (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice; (iv) except for the Financing pursuant to the Permitted Financing Terms, incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; or (v) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

          (c) Company shall not, other than in the ordinary course of business: (i) grant any increase in the compensation payable or to become payable by Company to any of its executive officers; or (ii) adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under, any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; or (iii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of Company, grant any severance or termination pay to any officer, director or employee of Company;

          (d) Company shall not permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice;

          (e) Company shall not enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business and consistent with prior practice;

          (f) Company shall not, other than in the ordinary course of business:
     (i) change any of the accounting methods used by it unless required by GAAP; (ii) make any material tax election; (iii) change any material tax election already made; (iv) adopt any material tax accounting method; (v) change any material tax accounting method unless required by GAAP; or (vi) enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment;

          (g) except for the Financing pursuant to the Permitted Financing Terms and other than in the ordinary course of business, Company shall not: (i) incur or assume any long-term debt; (ii) except in the ordinary course of business and consistent with past practice, incur or assume any short-term indebtedness; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iv) make any loans, advances or capital contributions to, or investment in, any other Person (other than customary loans or advances to employees in accordance with past practice); or (v) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets);

          (h) Company shall not: (i) settle or compromise any material claim, lawsuit, liability or obligation; or (ii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligation, (x) to the extent reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of Company on a consolidated basis, (y) incurred in the ordinary course of business and consistent with past practice or (z) which are legally required to be paid, discharged or satisfied;

          (i) Company shall not take, or agree to commit to take, any action that would make any representation or warranty of Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time; and

          (j) Company shall not enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     Section 5.2 ACCESS TO INFORMATION. From the date hereof until the Effective Time, Company will give Parent and Purchaser, and their respective counsel, financial advisors, prospective lenders, auditors and other authorized representatives (pursuant to appropriate confidentiality agreements) full access to the offices, properties, books and records of Company, will furnish to Parent and Purchaser and their respective counsel, financial advisors, prospective lenders, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct Company's employees, counsel, financial advisors and auditors to cooperate with Parent and Purchaser in their investigation of the business of Company.

     Section 5.3 OTHER POTENTIAL BIDDERS. Company shall, directly or indirectly, furnish information and access, in each case in response to unsolicited requests therefor, received prior to or after the date of this Agreement, to the same extent permitted by Section 5.2 hereof, to any Person pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with any such Person concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving Company or any division of Company (any such transaction being referred to herein as a "Competing Transaction"), only if the Special Committee determines, after consultation with counsel and its independent financial advisor, that such action is necessary in light of the fiduciary duties of the Board of Directors to the Public Stockholders. In the event a potential Competing Transaction exists, Company shall direct its officers and other appropriate personnel to cooperate with and be reasonably available to consult with any such Person. Except as set forth above, Company shall not solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person (other than Parent or Purchaser) concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving Company.

     Section 5.4 NOTICES OF CERTAIN EVENTS. Each party shall promptly notify the other parties of:

          (a) any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

          (b) any occurrence or non-occurrence of any event that would cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time;

          (c) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; and

          (d) any notice or other communication from any Governmental Authority in connection with the Transactions; provided, however, that the delivery of any notice pursuant to this Section 5.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 5.5 VOTING OF SHARES. In any vote of Stockholders with respect to this Agreement and the Transactions, Parent and Purchaser shall vote or cause to be voted all of the shares of Company Common Stock beneficially owned by each such party in favor of the approval and adoption of this Agreement and the Transactions.

     Section 5.6 DIRECTOR AND OFFICER LIABILITY. For six (6) years, or for the period provided for in the applicable statute of limitations, whichever is longer, from and after the Effective Time, Parent will or will cause Surviving Corporation to indemnify and hold harmless the present and former officers and directors of Company ("Indemnified Persons") in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent provided under the DGCL or under Company's Certificate of Incorporation and Bylaws in effect on the date hereof. Notwithstanding any provision herein to the contrary, the covenants contained in this Section 5.6 shall survive the Effective Time and the consummation of the Transactions, are intended to benefit the Indemnified Persons, and shall be binding on all successors and assigns of Parent and Surviving Corporation.

     Section 5.7 BEST EFFORTS. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Transactions contemplated by this Agreement.

     Section 5.8 CERTAIN FILINGS. Company, Parent and Purchaser shall cooperate with each other (a) in connection with the preparation of Company Disclosure Documents, (b) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement, and (c) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

     Section 5.9 PUBLIC ANNOUNCEMENTS. Parent and Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Transactions and, except as may be required by applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

     Section 5.10  FINANCING

          (a) Parent shall use its best efforts to obtain all financing that is necessary or desirable both to consummate the Transactions and to fund the working capital needs of Surviving Corporation after the Closing (the "Financing"), on terms and conditions substantially in accordance with the Permitted Financing Terms.

          (b) Company shall use its reasonable best efforts to provide assistance to Parent and Purchaser in obtaining the Financing in accordance with the Permitted Financing Terms.

          (c) Parent and Purchaser shall deliver to the Special Committee and Company within fifteen (15) days of the date of this Agreement copies of a written commitment for the Financing on terms substantially in accordance with the Permitted Financing Terms.

          (d) The funds provided by the written commitment(s) delivered by Parent and Purchaser pursuant to subparagraph (c) above will be sufficient to complete the Transactions contemplated hereby. Parent and Purchaser shall use their best efforts to close the financing reflected in any such written commitment(s). Any material change in the commitment(s) so delivered or any new commitment(s) delivered must be approved by the Special Committee, Company and Parent, which approval will not be unreasonably withheld by any party.

     Section 5.11  STOCKHOLDERS' MEETING.  In accordance with applicable Law:

          (a) Company shall duly call, give notice of, convene and hold a special meeting of Stockholders (the "Special Meeting") as soon as reasonably practicable for the purpose of considering and voting upon the approval and adoption of this Agreement and the Transactions, and comply with all legal requirements applicable to such meeting, in order to procure the Required Stockholder Approval;

          (b) Company shall in connection with such meeting, promptly prepare and file (in consultation with Parent) with the SEC a preliminary proxy or information statement, and a Schedule 13E-3 Transaction Statement required pursuant to Section 13(e) of the Exchange Act (a "Schedule 13E-3"), relating to the Transactions and this Agreement and use its reasonable best efforts (x) to obtain and furnish the information required to be included by the SEC in such preliminary proxy statement and Schedule 13E-3 and, after consultation with Parent, the Special Committee, and their respective counsel, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or Schedule 13E-3 and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to Stockholders, provided that no material amendment or supplement to either the Proxy Statement or Schedule 13E-3 will be made by Company without consultation with Parent, the Special Committee, and their respective counsel, and (y) to obtain the necessary approvals of the Transactions and this Agreement by Stockholders;

          (c) Company shall include in the Proxy Statement the recommendation of the Board of Directors of Company that Stockholders vote in favor of the approval and the adoption of this Agreement and the transactions; and

          (d) Parent, Purchaser and the members of the Jim Tankersley Family shall, in connection with such meeting, promptly prepare and file (in consultation with Company) with the SEC a Schedule 13E-3 relating to the Transactions and this Agreement and use its reasonable best efforts (x) to obtain and furnish the information required to be included by the SEC in such Schedule 13E-3 and, after consultation with Company, the Special Committee, and their respective counsel, to respond promptly to any comments made by the SEC with respect to the Schedule 13E-3, provided that no material amendment or supplement to the Schedule 13E-3 will be made by Parent or Purchaser without consultation with Company, the Special Committee, and their respective counsel, and (y) to obtain the necessary approvals of the Transactions and this Agreement by the Jim Tankersley Family.

     Section 5.12 FURTHER ASSURANCES. At and after the Effective Time, the officers and directors of Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Company or Purchaser, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company or Purchaser, any other actions and things they may deem desirable to vest, perfect or confirm of record or otherwise in Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of Company acquired or to be acquired by Surviving Corporation as a result of, or in connection with, the Merger.

     Section 5.13 RESIGNATIONS OF DIRECTORS. Each director of Company personally agrees to promptly execute and deliver to Parent, at Parent's request, his resignation as a director of Surviving Corporation as provided herein.

                                   ARTICLE 6

                            CONDITIONS TO THE MERGER

     Section 6.1 CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The obligations of Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, by each of the parties intended to benefit therefrom, to the extent permitted by applicable Law:

          (a) this Agreement and the Transactions shall have been approved and adopted at the Special Meeting by (i) a majority of all votes of the outstanding Shares of Company Common Stock entitled to vote thereon, such votes determined in accordance with Article FOURTH, Section C(2) of the Certificate of Incorporation of Company and Section 251(c) of the DGCL, and
     (ii) a majority of all Shares of Company Common Stock entitled to vote thereon which are actually voted either "for" or "against" such approval and adoption (in item (ii), (x) excluding from such computation all Shares held by any of the Jim Tankersley Family or Parent and (y) counting each Share actually voted as one full vote, regardless of class) (the foregoing two approvals being collectively referred to herein as the "Required Stockholder Approval");

          (b) there are no claims, actions, suits, proceedings or investigations pending or threatened, against Company, Parent or Purchaser, before any Governmental Authority, that seek to prevent or delay the performance of this Agreement or the Transactions, or that would result in a Material Adverse Effect, and no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions;

          (c) all actions by or in respect of, or filings with, any Governmental Authority required to permit the consummation of the Transactions shall have been made or obtained;

          (d) at the time of mailing of the Proxy Statement, J.C. Bradford & Co.
     (i) shall have delivered and reaffirmed in writing (to the Special Committee and the Board of Directors of Company, with a copy to Parent) its opinion, originally dated as of January 20, 1999, to the effect that the consideration to be received by the Public Stockholders pursuant to the Merger is fair to such Stockholders from a financial point of view, and
     (ii) shall not have withdrawn such opinion;

          (e) Parent or Purchaser shall have received and caused the Financing to be closed in accordance with the Permitted Financing Terms, and the proceeds of the Financing shall have been made available for the consummation of the Transactions;

          (f) Parent shall have received all documents it may reasonably request relating to the existence of Company and the authority of Company to enter into this Agreement, all in form and substance reasonably satisfactory to Parent; and

          (g) Parent and Company shall have received or be satisfied that each of them will receive all consents, amendments and approvals contemplated by Sections 3.3 and 3.4, and any other consents of third parties necessary in connection with the consummation of the Merger, if failure to obtain any such consent would have a Material Adverse Effect or violate any Law or Order).

     Section 6.2 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND PURCHASER. The obligations of Parent and Purchaser to consummate the Merger are also subject to the satisfaction, at or prior to the time of obtaining the Required Stockholder Approval (after which time the following conditions shall not be conditions to the obligations of Parent and Purchaser), of the following further conditions, any or all of which may be waived, in whole or in part, by each of the parties intended to benefit therefrom, to the extent permitted by applicable Law:

          (a) the number of Shares as to which Company has received demand for appraisal pursuant to Section 262(d)(1) of the DGCL shall not equal or exceed 250,000 Shares;

          (b) Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to such time, the representations and warranties of Company contained in this Agreement and in any certificate delivered by Company pursuant hereto shall be true and correct in all material respects, at and as of such time as if made at and as of such time, except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and Parent shall have received a certificate signed by an executive officer of Company (who may be the principal financial officer) to the effect of all of the foregoing matters in this subsection (b) and by the principal financial officer of Company to the effect of the matters in the exception clause of this subsection (b);

          (c) no Material Adverse Effect shall have occurred or shall be pending;

          (d) no reasonable basis (including, but not limited to, information from a customer(s) or information available from public or reliable industry sources) exists for Company, Purchaser or Parent to believe that any significant customer(s) for products sold by either division of Company, representing individually ten percent (10%) or more (or representing one of the top three customers [measured by gross sales of that division during the fiscal year ending February 28, 1999 ("fiscal

     1999")]), or in the aggregate representing twenty-five percent (25%) or more, of the gross sales of that division during fiscal 1999, will reduce its annual purchases from Company after consummation of the Transactions to a level less than eighty percent (80%) of the amount it purchased from Company during fiscal 1999 (provided, however, that such reasonable basis must be materially different from the state of facts known to Parent and Purchaser at the date of execution of this Agreement;

          (e) Parent shall have received a certificate signed by an executive officer of Company, certifying the foregoing items (a) and (c);

          (f) all of the directors of Company shall have delivered to Parent in writing their resignations as directors of Surviving Corporation, in form attached hereto as EXHIBIT 6.2(F), with such resignations to become effective immediately at 12:01 A.M. of the day next after the Closing Date of the Merger;

          (g) all actions to be taken by Company in connection with consummation of the Transactions, and all certificates, instruments, and other documents required to effectuate the Transactions, shall be reasonably satisfactory in form and substance to Parent and Purchaser; and

          (h) The fees to be paid J.C. Bradford & Co. by Company shall not exceed $185,000.00 plus (i) out-of-pocket expenses and (ii) legal fees not to exceed $10,000.00, for its services rendered to the Special Committee.

     Section 6.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF COMPANY. The obligations of Company to consummate the Merger are also subject to the satisfaction at or prior to the Effective Time of the following further conditions, any or all of which may be waived, in whole or in part, by Company to the extent permitted by applicable Law:

          (a) Parent and Purchaser shall have performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Effective Time, the representations and warranties of Parent and Purchaser contained in this Agreement and in any certificate delivered by Parent or Purchaser pursuant hereto shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and Company shall have received a certificate signed by the President or any Vice President of each of Parent and Purchaser to the foregoing effect;

          (b) Company shall have received all documents it may reasonably request relating to the existence of Parent or Purchaser and the authority of Parent or Purchaser to enter into this Agreement, all in form and substance reasonably satisfactory to Company; and

          (c) all actions to be taken by Parent or Purchaser in connection with consummation of the Transactions, and all certificates, instruments, and other documents required to effectuate the Transactions, shall be satisfactory in form and substance to Company.

                                   ARTICLE 7

                                  TERMINATION

     Section 7.1 TERMINATION. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time (notwithstanding any adoption and approval of this Agreement by Stockholders):

          (a) by mutual written consent of Company and Parent;

          (b) by either Parent or Company, if the Merger has not been consummated by September 30, 1999; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

          (c) by either Parent or Company, if there shall be any Law that makes consummation of the Transactions illegal or otherwise prohibited or if any Order enjoining Parent or Company from consummating the Transactions is entered and such Order shall become final and nonappealable;

          (d) by either Parent or Company if this Agreement and the Transactions shall fail to be approved and adopted by the Required Stockholder Approval at the Special Meeting called for such purpose, as set forth in Section 6.1(a) above;

          (e) by either Parent or Company, if, consistent with the terms of this Agreement, the Board of Directors of Company withdraws, modifies or changes its recommendation of this Agreement or the Transactions in a manner adverse to Parent or Purchaser or shall have resolved to do any of the foregoing or the Board of Directors of Company shall have recommended to Stockholders of Company any Competing Transaction or resolved to do so; or

          (f) by Company, if Parent and Purchaser have not delivered to Company within fifteen (15) days of the date of this Agreement copies of a written commitment(s) from a lending institution(s) (which institution the Company determines to be acceptable to it), pursuant to which Financing will be received on terms substantially in accordance with the Permitted Financing Terms.

     Section 7.2 EFFECT OF TERMINATION. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that the agreements contained in Section 8.6 shall survive the termination hereof; provided, however, that, except as specifically provided herein, nothing herein shall relieve any party hereto of liability for any breach of this Agreement.

                                   ARTICLE 8

                                 MISCELLANEOUS

     Section 8.1 DEFINITIONS. As used herein, the following terms have the following respective meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          "Affiliate" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such given Person.

          "Agreement" means this Agreement and Plan of Merger, as the same may be supplemented, modified or amended from time to time.

          "Business Combinations Act" means Section 203 of the DGCL, as amended.

          "Certificate of Merger" means a certificate of merger with respect to the Merger, in compliance with the DGCL.

          "Class A Common Stock" means the Class A common stock, $1.00 par value per share, of Company.

          "Class B Common Stock" means the Class B common stock, $1.00 par value per share, of Company.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Company Common Stock" means the common stock, $1.00 par value per share, of Company, including both Class A Common Stock and Class B Common Stock.

          "DGCL" means the Delaware General Corporation Law, as amended.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Expenses" means all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants and commitment fees and other financing fees and expenses) incurred by Parent, Purchaser or Company or on behalf of any such party in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and Schedule 13E-3, the solicitation of the shareholder approvals and all other matters related to the consummation of the transactions contemplated hereby.

          "GAAP" means United States generally accepted accounting principles consistently applied.

          "Governmental Authority" means any federal, state, county, local, foreign or other governmental or public agency, instrumentality, commission, authority, board or body, and any court, arbitrator, mediator or tribunal.

          "Law" means any code, law, ordinance, regulation, rule or statute of any Governmental Authority.

          "Lien" means any security interest, lien, mortgage, deed to secure debt, deed of trust, pledge, charge, conditional sale or other title retention agreement, or other encumbrance of any kind.

          "Material Adverse Effect" means any matter that would reasonably be expected to affect materially and adversely the business, condition (financial or otherwise), prospects, or results of operations of Company considered as a whole (excluding, however, any matter that is the result of any action of any member of the Jim Tankersley Family which could reasonably be construed as intended to provide a basis for termination of the Transactions or of this Agreement).

          "Order" means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or other Governmental Authority.

          "Permitted Financing Terms" means the obtaining of Financing by Company upon the general terms and conditions set forth in EXHIBIT 8.1 hereto.

          "Person" means an individual, a corporation, a partnership, an association, a trust, a limited liability company or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

          "Preferred Stock" means the preferred stock, $1.00 par value per share, of Company.

          "Purchaser Common Stock" means the common stock, $1.00 par value per share, of Purchaser.

          "SEC" means the Securities and Exchange Commission.

          "Special Committee" means the committee of the Board of Directors appointed on September 16, 1998 and comprised entirely of directors who are neither members of management of Company nor affiliated with the Tankersley Group, Parent or Purchaser or any Affiliate thereof.

          "Surviving Corporation" means Company as surviving corporation resulting from the Merger.

          "Jim Tankersley Family" means James I. Tankersley, Edna W. Tankersley, Darla T. Darnall, Kelle T. Northern and James W. Tankersley.

          "Tankersley Group" means James I. Tankersley, Edna W. Tankersley, Darla T. Darnall, Kelle T. Northern, James W. Tankersley, Julia T. Wells and Daniel B. Tankersley.

     The following terms are defined in the following Sections of this
Agreement:

TERM                                                               SECTION
----                                                          -----------------
"Certificate"...............................................              2.2(b)
"Closing"...................................................                1.4
"Closing Date"..............................................                1.4
"Company"...................................................  Opening Paragraph
"Company Disclosure Documents"..............................                3.7
"Competing Transaction".....................................                5.3
"Dissenting Shares".........................................                2.3
"Effective Time"............................................                1.3
"Financing".................................................             5.10(a)
"Merger"....................................................                1.2
"Merger Consideration"......................................              2.1(d)
"Parent"....................................................  Opening Paragraph
"Parent-Owned Shares".......................................              2.1(a)
"Paying Agent"..............................................              2.2(a)
"Proxy Statement"...........................................             5.11(b)
"Purchaser".................................................  Opening Paragraph
"Public Stockholders".......................................           Recitals
"Required Stockholder Approval".............................              6.1(a)

TERM                                                               SECTION
----                                                          -----------------
"Schedule 13E-3"............................................             5.11(b)
"Shares"....................................................                2.1
"Stockholders"..............................................           Recitals
"Special Meeting"...........................................             5.11(a)
"Surviving Corporation".....................................                1.2
"Transactions"..............................................           Recitals
"Voting Debt"...............................................                3.5

     Section 8.2 NOTICES. Unless otherwise specifically provided herein, all notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered personally to the recipient, (b) when sent to the recipient by telecopy (receipt electronically confirmed by sender's telecopy machine) if during normal business hours of the recipient, otherwise on the next business day, (c) one business day after the date when sent to the recipient by reputable express courier service (charges prepaid), or
(d) seven business days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          If to Company:
             United Foods, Inc.
             Ten Pictsweet Drive
             Bells, Tennessee 38006-0119
             Attn: B.M. Ennis, President
             Telephone: (901) 422-7600
             Telecopy: (800) 561-8810

          With a copy (which shall not constitute notice) to:
             Bass, Berry & Sims PLC
             2700 First American Center
             Nashville, Tennessee 37238-2700
             Attn: James H. Cheek, III
             Telephone: (615) 742-6200
             Telecopy: (615) 742-6293

          If to Parent or Purchaser:
             Pictsweet LLC
             Ten Pictsweet Drive
             Bells, Tennessee 38006-0119
             Attn: James I. Tankersley
             Telephone: (901) 422-7600
             Telecopy: (800) 561-8810

          With a copy (which shall not constitute notice) to:
             Sam D. Chafetz
             Waring Cox, PLC
             50 North Front Street
             Suite 1300
             Memphis, Tennessee 38103-1190
             Telephone: (901) 543-8000
             Telecopy: (901) 543-8036

     Section 8.3 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties contained herein and in any certificate delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement; provided, however, (i) that nothing in this Section 8.3 shall relieve any party from any liability for any breach of any representation, warranty or agreement in this Agreement occurring prior to termination, (ii) the agreements contained in Article 2, in Section 5.6, and in this Section 8.3 hereof shall survive the Effective Time indefinitely, and (iii) the agreements set forth in
Section 8.6 hereof shall survive termination indefinitely.

     Section 8.4 ENFORCEMENT OF AGREEMENT. Until the Effective Time, the Special Committee shall continue in existence and shall have the right to cause Company to take any action necessary or appropriate to enforce the rights of Company and the obligations of Parent and Purchaser under this Agreement.

     Section 8.5  AMENDMENTS; WRITTEN WAIVERS.

          (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that any such amendment and any such waiver by Company shall have been approved by the Board of Directors of Company, acting on the recommendation of the Special Committee; and provided, further, that after obtaining the adoption and approval of this Agreement by the Required Stockholder Approval, no such amendment or waiver shall, without further approval in the form of the Required Stockholder Approval, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of Company or (ii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the Public Stockholders.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 8.6 EXPENSES. All reasonable Expenses incurred by all parties in connection with this Agreement and the consummation of the Transactions shall be paid by Company if the Merger is consummated. If the Merger is not consummated, Company shall likewise pay all reasonable Expenses incurred by all parties in connection with this Agreement or the Transactions; provided, however, that Company may refuse to pay any expenses incurred by Parent or Purchaser if the failure to consummate the Merger arose from (i) a breach of the terms hereof by either Parent or Purchaser, (ii) a failure to obtain the

Required Stockholder Approval or (iii) the number of Dissenting Shares equals or exceeds 250,000 Shares.

     Section 8.7 SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Parent may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Parent of its obligations under this Agreement or prejudice the rights of Stockholders to receive the Merger Consideration for Shares properly surrendered in accordance with Section 2.2. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement, and their respective successors and assigns.

     Section 8.8 GOVERNING LAW. Regardless of the place or places where this Agreement may be executed, delivered or consummated, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

     Section 8.9 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     Section 8.10 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     Section 8.11 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all parties and their attorneys, as well as the Special Committee and its counsel, and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto. References to Sections herein shall mean Sections of this Agreement unless otherwise indicated.

     Section 8.12 COUNTERPARTS; EFFECTIVENESS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

     Section 8.13 GENDER AND NUMBER. As herein, words of any gender shall include all other genders, and words in the singular shall include the plural, and vice versa, unless the context otherwise requires.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

                                          UNITED FOODS, INC.

                                          By:         /s/ B.M. ENNIS
                                             -----------------------------------
                                          Name: B.M. Ennis
                                          Title: President

                                          PICTSWEET LLC

                                          By:    /s/ JAMES I. TANKERSLEY
                                             -----------------------------------
                                          Name: James I. Tankersley
                                          Title: President

                                          UF ACQUISITION CORP.

                                          By:    /s/ JAMES I. TANKERSLEY
                                             -----------------------------------
                                          Name: James I. Tankersley
                                          Title: President

                                                                     EXHIBIT 3.4

                                   CONFLICTS

     1. Loan Agreement dated April 7, 1993, as amended, with First American National Bank.

     2. Loan Agreement dated January 7, 1997 with Metropolitan Life Insurance Company.

     3. Consolidation, Renewal and Restatement of Deed of Trust and Security Agreement dated January 30, 1997 with Northwestern National Life Insurance Company.

                                                                     EXHIBIT 4.9

                        LITIGATION PENDING OR THREATENED

     None, except the following:

          1. Rolfe Glover vs. United Foods, Inc., James W. Tankersley, Thomas A. Hopper, Jr., Kelle T. Northern, Julia T. Wells, Darla T. Darnall, James I. Tankersley, Carl W. Gruenwald, II, John W. Wilder, B.M. Ennis and Dr. Joseph A. Geary. Chancery Court of the State of Delaware (Newcastle County) (C.A. 17006 NC) filed March 8, 1999 as a Class Action Complaint.

          2. Robert I. Strougo vs. James I. Tankersley, Daniel B. Tankersley, B.M. Ennis, James W. Tankersley, Carl W. Gruenwald, II, Julia T. Wells, Darla T. Darnall, Kelle T. Northern, Joseph A. Geary, Thomas A. Hopper, Jr., John S. Wilder, and United Foods, Inc. Chancery Court of the State of Delaware (Newcastle County) (C.A. 17137 NC) filed May 3, 1999 as a Class Action Complaint.

                                                                  EXHIBIT 6.2(F)

                            RESIGNATION OF DIRECTORS

                                            , 1999

United Foods, Inc.
Ten Pictsweet Drive
Bells, Tennessee 39006-0119
Attn: James I. Tankersley

     Re: Agreement and Plan of Merger, made as of May 14, 1999 (together with any amendments or supplements thereto, the "Merger Agreement"), by and among UNITED FOODS, INC., a Delaware corporation ("Company"), PICTSWEET LLC, a Delaware limited liability company ("Parent"), and UF ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser").

Dear Sirs:

     Pursuant to the Merger Agreement, the undersigned persons (the "Directors") do each hereby irrevocably resign their positions as directors of the Company, effective immediately at 12:01 A.M. of the day next after the Closing Date (as defined in the Merger Agreement).

     This instrument may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall be deemed to be one and the same instrument. It shall not be necessary that any single counterpart bear the signature of all parties hereto. This instrument shall be separately enforceable against each Director when he signs this instrument, and it shall not be necessary for such enforcement that all Directors shall have signed it. Facsimile signatures hereon shall be deemed to be as fully enforceable as original signatures hereon.

                                          Sincerely,

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                                                     EXHIBIT 8.1

                           PERMITTED FINANCING TERMS

BORROWER:                       United Foods, Inc. ("United Foods" or
                                "Borrower")

LENDER:                         Unknown ("Lender(s)")

FACILITY:                       $35,000,000 Revolving Line of Credit
                                (Outstanding tied to a borrowing base: 85% of eligible accounts receivable, 60% of eligible inventory.)

MATURITY:                       3 years with the ability to extend the maturity
                                by one year beginning one year from closing.

COLLATERAL:                     Facility is secured by a perfected first
                                priority interest in all of Borrower's accounts receivable and inventory (excluding the accounts receivable and inventory associated with
                                Pictsweet Mushroom Farms.)

INTEREST RATES:                 Lender's Index Rate minus .5%.

                                Libor + 1.50%.

FEES:

Commitment Fee:                 Payable quarterly in arrears, 0.125% per annum
                                charged on the average unused portion of the Revolving Line of Credit. Standby Letters of
                                Credit will count as "usage".

STANDBY LETTERS OF CREDIT:

Terms and Fees:                 All new Standby Letters of Credit (i) will be
                                issued by the Lender as the Issuing Bank, (ii) will have Maturities equal to the lesser of either 364 days or the minimum maturity required by the beneficiary, provided that all new
                                Standby Letter of Credits mature prior to the Maturity of the Revolving Credit Facility, and
                                (iii) will bear a fee equal to 1.25%.

CONDITIONS PRECEDENT:           As customary for facilities of this nature,
                                including but not limited to:

                                - No material adverse change in Borrower's
                                  prospects or financial condition at any time prior to closing.

                                - Receipt of documentation listing all material
                                  assets belonging to Borrower, and describing all liens and all material litigation.

                                - Receipt of satisfactory opinion from
                                  Borrower's counsel.

                                - Receipt of documents certifying that Borrower
                                  has the appropriate insurance coverage and appropriate govern-
                                 ment authorizations (permits, licenses, etc.), and is in compliance with all government laws and regulations, including those specifically relating to environmental issues and to ERISA.

                                - Receipt of corporate resolutions and
                                  incumbency certificates for Borrowers, and certifications as to the accuracy of all representations and warranties and absence of any event of default or situation which, with the passage of time, could constitute an event of default.

                                - Completion of satisfactory loan documentation
                                  and approval by the Lender's credit approval authorities as to the final structure of the transaction which has been approved by United Food, Inc.'s Board of Directors.

REPRESENTATIONS AND
  WARRANTIES:                   As customary for facilities of this nature,
                                including but not limited to affirmations concerning corporate existence, corporate and governmental authorization, financial information, compliance with laws, including environmental, compliance with ERISA, no material litigation, payment of taxes, full disclosure, ownership and maintenance of assets, including permits, licenses, patents and trademarks, validity of loan documents, and no liens except as acceptable to the Lenders and except those required in the ordinary course of business.

COVENANTS:                      As customary for facilities of this nature,
                                including but not limited to requirements concerning:

Affirmative Covenants:          - Maintenance of corporate existence, government
                                 authorization (licenses, permits, etc.),
                                  business conduct, property and insurance.

                                - Payment of taxes and compliance with laws.

                                - Maintenance of warehouse agreements and
                                  collateral, right of inspection.

                                - Notice of defaults, adverse changes.

                                - Notice of covenant compliance immediately
                                  preceding and immediately following any
                                  acquisition.

Financial Reporting:            - Annual audited consolidated and reconciled
consolidating balance sheets and income statements and statements of cash flows for Borrower due within 90 days of fiscal year-end complete with confirming letter from accountant and officer's compliance certificate.

                                - Monthly consolidated financial statements for
                                  Borrower due within 20 days of each month end.

                                - Borrowing Base Certificate due within 15 days
                                  of month end.

                                - Quarterly Certificate of Compliance with all
                                  financial covenants, due within 45 days of quarter end.

                                - Annual forecast to include balance sheet,
                                  income statement and statement of cash flows, due within 90 days of fiscal year-end.

Negative Covenants:             - Prohibitions on any change in business.

                                - Prohibitions against any change in the charter
                                  documents or in fiscal year-end.

                                - Limitations on mergers, investments,
                                  consolidations, transactions with affiliates, and the sale of assets or collateral.

Financial Covenants:            - Working Capital Floor: Minimum $25,000,000
                                 Calculation:

                                  Calculated annually, Current Assets minus
                                  Current Liabilities

                                - Tangible Net Worth: Minimum $27,500,000
                                  Calculation:

                                  Calculated quarterly, Tangible Net Worth at
                                  Closing plus 50% of Net Income or 50% of a Net Loss. Under no circumstances should TNW fall below $27,500,000.

                                - Debt to Equity Ratio: Maximum 3.5:1.0.
                                  Calculation:

                                  Calculated annually, Total Liabilities divided by Tangible Net Worth.

EVENTS OF DEFAULT:              As customary for facilities of this nature,
                                including but not limited to requirements concerning:

                                - Nonpayment of any principal or interest when
                                  due.

                                - Nonpayment of any other obligations owed to
                                  the Lenders within 10 days of the due date.

                                - Default by Borrower under any other agreements
                                  for funded debt with a principal amount in excess of $500,000.

                                - Misleading, false or incomplete
                                  representations or warranties.

                                - Breach or failure to observe or perform any
                                  covenant or undertaking contained in the credit agreement, subject to 30 day cure period.

                                - Any judgment in excess of $500,000 against
                                  Borrower not cured, waived or dismissed within 30 days.

                                - Any bankruptcy filing or other insolvency
                                  proceeding of Borrower.

                                - Occurrence of any liability, or reasonable
                                  threat of such liability, under any employee benefit plan which may have a material adverse effect on Borrower.

EXPENSES:                       Borrower will pay all reasonable fees and
                                expenses of the Lender and its counsel
                                associated with the negotiation and
                                documentation.

                      OPINION OF J.C. BRADFORD & CO., LLC             APPENDIX B
                                                        J.C. BRADFORD & CO. LOGO


                                 July   , 1999


Board of Directors
United Foods, Inc.
Ten Pictsweet Drive
Bells, TN 39006

Gentlemen:


     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of United Foods, Inc. (the "Company") other than James I. Tankersley, the Chief Executive Officer of the Company, and his wife and children (the "Jim Tankersley Family") of $3.50 in cash, which is the consideration to be received by such stockholders in the proposed merger (the "Merger") in accordance with that certain Agreement and Plan of Merger dated as of May 14, 1999 by and among the Company and two affiliates of the Jim Tankersley Family (the "Merger Agreement"). No opinion is rendered hereby, nor should one be implied, with regard to the fairness to any member of the Jim Tankersley Family of the consideration, if any, to be received by them in the Merger.


     J.C. Bradford & Co., LLC, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. We have been engaged by the Special Transaction Committee of the Board of Directors of the Company to render this opinion in connection with the Merger pursuant to an engagement letter dated September 29, 1998 and received a fee from the Company for our services as set forth in the engagement letter.


     In conducting our analysis and arriving at our opinion, we have considered such financial and other information as we deemed appropriate including, among other things, the following: (i) the Merger Agreement; (ii) the historical and current financial position and results of operations of the Company, as set forth in its periodic reports and proxy materials filed with the Securities and Exchange Commission; (iii) certain internal operating data and financial analyses and forecasts for the fiscal year beginning March 1, 1999 and ending February 28, 2000, prepared by the Company's senior management; (iv) certain internal operating data of the Company for the fiscal years beginning March 1, 1980 and ending April 30, 1999; (v) reported securities trading data of the Company; (vi) certain financial and securities trading data of certain other companies, the securities of which are publicly traded, that we believed to be comparable to the Company or relevant to the Merger; (vii) the financial terms of certain other transactions that we believed to be comparable to the Merger or otherwise relevant; (viii) the results of certain stock repurchase programs carried out by the Company in the recent past; and (ix) such other financial studies, analyses, and investigations as we deemed appropriate for purposes of our opinion. We also have held discussions with members of the senior management of the Company regarding the Company's past and current business operations, financial condition, and its future prospects.

     We have taken into account our assessment of general economic, market, and financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industry in which the Company operates. Our opinion is necessarily based upon the information made available to us and conditions as they exist and can be evaluated as of the date hereof.


     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. Without limiting the generality of the foregoing, we have assumed, without independent investigation, that (i) the reserves reflected in the Company's balance sheets with respect to environmental liabilities, taxes, and litigation are not overstated and are adequate and that no additional reserves with respect to such matters have been or should be recorded since the latest balance sheet date except in the ordinary course of business consistent with past practice; (ii) the Company is not contemplating a material acquisition or disposition of its assets; (iii) the Company has not repurchased any of its common stock in the open market except as disclosed to us; and (iv) no disclosure by the Company or the Jim Tankersley Family to us misstates a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances in which such disclosure is made, not misleading. We have also assumed that the funds necessary to pay the Merger consideration to the stockholders of the Company (other than the Jim Tankersley Family) will be available at the closing of the Merger and that the definitive merger agreement will not differ from the Merger Agreement in any material respect. With respect to the internal operating data and financial analyses and forecasts supplied to us by the Company's senior management (including participants in the Jim Tankersley Family), we have assumed that such data, analyses, and forecasts (including projected capital expenditures) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based.


     We were not asked to consider and our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company might engage. Furthermore, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or its affiliates and have not been furnished with any such evaluation or appraisal.


     We were engaged by the Special Transaction Committee of the Board of Directors of the Company to render this opinion in connection with the Special Transaction Committee's discharge of its fiduciary obligations. It is understood this letter is for the use of the Special Transaction Committee and the Board of Directors of the Company only and is not to be used for any other purpose without prior written consent; provided, however, this letter may be reproduced in a proxy statement relating to the Merger. This opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger.

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof and based on conditions as they currently exist, $3.50 in cash, which is the consideration to be received in the Merger by the stockholders of the Company (other than the Jim Tankersley Family), is fair to such stockholders from a financial point of view.

                                     Very truly yours,

                                     J.C. BRADFORD & CO., LLC


                                     By:



                                     -------------------------------------------
                                     N. B. Forrest Shoaf
                                     Senior Vice President

                                                                      APPENDIX C

                        DELAWARE GENERAL CORPORATION LAW

     Section 262.  APPRAISAL RIGHTS

          (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

          (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

             (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

             (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                  a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                  b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                  c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                  d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

             (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

          (d) Appraisal rights shall be perfected as follows:

             (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

             (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
        (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

          (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and
     (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

          (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

          (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

          (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

          (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

          (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees, and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

          (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection
     (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

          (1) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PROXY                          UNITED FOODS, INC.

                              TEN PICTSWEET DRIVE
                          BELLS, TENNESSEE 38006-0119

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.


    The undersigned hereby appoints       and       , or either of them, as
Proxies, each with full power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all the shares of Class A Common Stock and Class B Common Stock of United Foods, Inc., held of record by
the undersigned on July   , 1999, at the special meeting of stockholders to be
held on August   , 1999, or any adjournments or postponements thereof. This proxy revokes all prior proxies given by the undersigned. Receipt of the Notice of Special Meeting and Proxy Statement is hereby acknowledged.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSAL.

1. TO APPROVE AND ADOPT THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 14, 1999, BY AND AMONG PICTSWEET LLC, A DELAWARE LIMITED LIABILITY COMPANY, UF ACQUISITION CORP., A DELAWARE CORPORATION, AND UNITED FOODS, INC., A DELAWARE CORPORATION, AND THE MERGER OF UF ACQUISITION CORP. WITH AND INTO UNITED FOODS, INC. AS CONTEMPLATED THEREBY.

    [ ]  FOR                       [ ]  AGAINST                       [ ]  ABSTAIN

2. AUTHORIZATION FOR PROXIES TO VOTE IN THEIR DISCRETION UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING:

    [ ]  GRANT AUTHORITY                            [ ]  WITHHOLD AUTHORITY

                 (Continued and to be signed on the other side)

                          (Continued from other side)

    SHARES OF THE COMPANY'S CLASS A COMMON STOCK ARE DESIGNATED ABOVE AS "COMA" AND SHARES OF THE COMPANY'S CLASS B COMMON STOCK ARE DESIGNATED ABOVE AS "COMB".

    This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted "FOR" Proposal 1 and to "GRANT AUTHORITY" for Proposal 2.

                                                Dated:                    , 1999
                                                  -------------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                   Signature if held jointly

                                                (PLEASE SIGN EXACTLY AS NAME
                                                APPEARS HEREON. WHEN SHARES ARE
                                                HELD BY JOINT TENANTS, BOTH
                                                SHOULD SIGN. WHEN SIGNING AS
                                                ATTORNEY, EXECUTOR,
                                                ADMINISTRATOR, TRUSTEE OR
                                                GUARDIAN, PLEASE GIVE FULL TITLE
                                                AS SUCH. IF A CORPORATION,
                                                PLEASE SIGN IN FULL CORPORATE
                                                NAME BY PRESIDENT OR OTHER
                                                AUTHORIZED OFFICER. IF A
                                                PARTNERSHIP, PLEASE SIGN IN
                                                PARTNERSHIP NAME BY AUTHORIZED
                                                PERSON.)

   PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY IN THE ENCLOSED
                                   ENVELOPE.